AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1996

                                                     REGISTRATION NO. 333-12479
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                            AMENDMENT NO. 3 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                      HEALTHCARE FINANCIAL PARTNERS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     6799                    52-1844418
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                                --------------

                         2 WISCONSIN CIRCLE, SUITE 320
                          CHEVY CHASE, MARYLAND 20815
                                (301) 961-1640
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                JOHN K. DELANEY
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      HEALTHCARE FINANCIAL PARTNERS, INC.
                         2 WISCONSIN CIRCLE, SUITE 320
                          CHEVY CHASE, MARYLAND 20815
                                (301) 961-1640
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:
        G. WILLIAM SPEER, ESQ.                    TODD H. BAKER, ESQ.
  POWELL, GOLDSTEIN, FRAZER & MURPHY           STEPHANIE TSACOUMIS, ESQ.
           SIXTEENTH FLOOR                    GIBSON, DUNN & CRUTCHER LLP
      191 PEACHTREE STREET, N.E.           ONE MONTGOMERY STREET, SUITE 3100
        ATLANTA, GEORGIA 30303              SAN FRANCISCO, CALIFORNIA 94104
            (404) 572-6600                           (415) 393-8200

                                --------------


  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                           ----------

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                          ----------

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

                      HEALTHCARE FINANCIAL PARTNERS, INC.

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

 ITEM
 NO.      FORM S-1 CAPTION              CAPTION OR LOCATION IN PROSPECTUS
 ----     ----------------              ---------------------------------
  1.  Forepart of the
      Registration Statement
      and Outside Front Cover
      Page of Prospectus......   Facing Page of the Registration Statement; Cross
                                 Reference Sheet; Outside Front Cover Page
  2.  Inside Front and Outside
      Back Cover Pages of
      Prospectus..............   Inside Front and Outside Back Cover Pages
  3.  Summary Information,
      Risk Factors and Ratio
      of Earnings to Fixed
      Charges.................   Prospectus Summary; Risk Factors
  4.  Use of Proceeds.........   Use of Proceeds; Certain Transactions
  5.  Determination of
      Offering Price..........   Outside Front Cover Page; Underwriting
  6.  Dilution................   Dilution
  7.  Selling Security
      Holders.................   Not Applicable
  8.  Plan of Distribution....   Outside Front Cover Page; Underwriting
  9.  Description of
      Securities to be
      Registered..............   Description of Capital Stock
 10.  Interests of Named
      Experts and Counsel.....   Legal Matters; Experts
 11.  Information with Respect
      to the Registrant.......   Prospectus Summary; Risk Factors; Dividend
                                 Policy; Capitalization; Pro Forma Financial
                                 Information; Management's Discussion and
                                 Analysis of Pro Forma Financial Condition and
                                 Pro Forma Results of Operations; Selected
                                 Historical Financial Data; Management's
                                 Discussion and Analysis of Historical Financial
                                 Condition and Historical Results of Operations;
                                 Business; Management; Certain Transactions;
                                 Principal Stockholders; Description of Capital
                                 Stock; Shares Eligible for Future Sale;
                                 Underwriting; Financial Statements
 12.  Disclosure of Commission
      Position on
      Indemnification for
      Securities Act
      Liabilities.............   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1996

                                2,100,000 SHARES

                    [LOGO OF HEALTHCARE FINANCIAL APPEARS HERE]

                                  COMMON STOCK

  All of the shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by HealthCare Financial Partners, Inc. (the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "HCFP," subject to official notice of issuance.

  SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             Price to   Underwriting Proceeds to
                                              Public    Discount (1) Company (2)
--------------------------------------------------------------------------------
Per Share.................................   $            $           $
Total (3).................................  $           $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 315,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $   , Underwriting Discount will total $    and Proceeds
    to Company will total $   . See "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices
of Montgomery Securities on or about    , 1996.

                                  -----------

Montgomery Securities                                 Stifel, Nicolaus & Company
                                              Incorporated

                                      , 1996

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

  The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                               ----------------

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus, and the financial statements and notes thereto. Unless the context otherwise requires, the information set forth in this Prospectus gives effect to the proposed transactions described herein under "--The Reorganization," and the term "Company" refers to HealthCare Financial Partners, Inc. and its consolidated partnerships and subsidiaries after giving effect to such transactions. Unless otherwise indicated, the information set forth in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. All information set forth in this Prospectus reflects the amendment and restatement of the Company's Certificate of Incorporation, which, among other things, increased the number of authorized shares, and gives retroactive effect to a 4.56 to 1 split of the Common Stock, effected in the form of a stock dividend on September 13, 1996.

                                  THE COMPANY

  HealthCare Financial Partners, Inc. (the "Company") is a specialty finance company offering asset-based financing to healthcare service providers, with a primary focus on clients operating in sub-markets of the healthcare industry, including long-term care, home healthcare and physician practices. The Company also provides asset-based financing to clients in other sub-markets of the healthcare industry, including pharmacies, durable medical equipment suppliers, hospitals, mental health providers, rehabilitation companies and disease state management companies. The Company targets small and middle market healthcare service providers with financing needs in the $100,000 to $10 million range in healthcare sub-markets which have favorable characteristics for working capital financing, such as those where growth, consolidation or restructuring appear likely in the near to medium term. Management believes, based on its industry experience, that the Company's healthcare industry expertise and specialized information systems, combined with its responsiveness to clients, willingness to finance relatively small transactions, and flexibility in structuring transactions, give it a competitive advantage in its target markets over commercial banks, diversified finance companies and traditional asset-based lenders. See "Business." From its inception in 1993 through September 30, 1996, the Company has advanced $495.7 million to its clients in 166 transactions, including $299.5 million advanced during the nine months ended September 30, 1996. The Company had 102 clients as of September 30, 1996, of which 35 were affiliates of one or more other clients. The average amount outstanding per client or affiliated client group at September 30, 1996 was approximately $863,000. For the year ended December 31, 1995, the Company's pro forma net income was $1.5 million, and for the nine month period ended September 30, 1996 the Company's pro forma net income was $2.0 million. See "Pro Forma Financial Information." For the nine months ended September 30, 1996, the Company's annualized yield on finance receivables (total interest and fee income divided by average finance receivables for the period) was 18.0%. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations" for a discussion of the effect of a change of portfolio composition on expected yields.

  At September 30, 1996, 58.7% of the Company's portfolio consisted of finance receivables from businesses in the long-term care and home healthcare sub-markets. Estimated expenditures in 1995 for the long-term care, home healthcare and physician practice sub-markets, which the Company currently emphasizes, collectively constituted approximately $306 billion of the over $1 trillion U.S. healthcare market. These sub-markets are highly fragmented, and companies operating in these sub-markets generally have significant working capital finance requirements. The Company's clients operating in these sub-markets tend to be smaller, growing companies with limited access to traditional sources of working capital financing from commercial banks, diversified finance companies and asset-based lenders because many such lenders have not developed the healthcare industry expertise needed to underwrite smaller healthcare service companies or the specialized systems necessary to track and monitor healthcare accounts receivable transactions. Some of the Company's clients are also constrained from obtaining financing from more traditional working capital sources, due to their inadequate equity capitalization, limited operating history, lack of profitability, or financing needs below commercial bank size requirements. As an asset-based lender, the Company provides financing to its clients based principally on an assessment of the net collectible value of client receivables from third-party payors. See "Business--Market for Healthcare Receivables Financing."

  The Company currently provides financing to its clients through (i) revolving lines of credit secured by accounts receivable (the "ABL Program"), (ii) advances against accounts receivable (the "AR Advance Program"), and (iii) to a lesser extent, term loans secured by accounts receivable and other assets, generally in conjunction with financing provided under either the ABL Program or the AR Advance Program. In all cases, the accounts receivable are obligations of third-party payors, such as federal and state Medicare and Medicaid programs and other government financed programs ("Government Programs"), commercial insurance companies, health maintenance organizations and other managed healthcare concerns, self-insured corporations and, to a limited extent, other healthcare service providers. Under both the ABL Program and AR Advance Program, the Company generally advances only 65% to 85% of the Company's estimate of the net collectible value of client receivables from third-party payors. The Company's credit risk is mitigated by the Company's ownership of or security interest in the remaining balance of such receivables ("Excess Collateral"). Clients continue to bill and collect the accounts receivable, subject to lockbox collection and sweep arrangements established for the benefit of the Company. The Company uses its proprietary information systems to monitor its clients' accounts receivable base on a daily basis and to assist its clients in improving and streamlining their billing and collection efforts with respect to such receivables. The Company conducts extensive due diligence on potential clients for all its financing programs and follows written underwriting and credit policies in providing financing to clients. To date, the Company has not incurred any credit losses, although it periodically makes provisions for possible future losses in the ordinary course of its business. See "Business--Financing Programs."

  The Company has developed low cost means of marketing its services on a nationwide basis to selected healthcare sub-markets. The Company primarily markets its services by telemarketing to prospective clients identified by the Company, advertising in industry specific periodicals and participating in industry trade shows. The Company also markets its services by developing referral relationships with accountants, lawyers, venture capital firms, billing and collection companies and investment banks. The Company's clients also assist the Company's marketing efforts by providing referrals and references.

  To date, the Company has funded its activities primarily through a bank line of credit, partnership capital and stockholders' equity. Recently, the Company received a commitment from ING (U.S.) Capital Corporation ("ING") for $100 million of financing under an investment grade, asset-backed commercial paper program (the "proposed CP Facility").

  The Company is a Delaware corporation which was organized in April, 1993 and commenced its business in September, 1993. Until September 13, 1996 the Company's name was HealthPartners Financial Corporation. On that date its corporate name was changed to HealthCare Financial Partners, Inc. The Company's principal executive offices are located at 2 Wisconsin Circle, Suite 320, Chevy Chase, Maryland 20815, and its telephone number is (301)961-1640.

                                    STRATEGY

  The Company's goal is to be the leading finance company in its targeted sub-markets of the healthcare services industry. The Company's strategy for growth is based on the following key elements (see "Business-- Strategy"):

  . Target sub-markets within the healthcare industry that have favorable characteristics for working capital financing, such as fragmented sub-markets experiencing growth, consolidation or restructuring;

  . Focus on healthcare service providers with financing needs of between $100,000 and $10 million, a market that has been under served by commercial banks, diversified finance companies, traditional asset-based lenders and other competitors of the Company;

  . Seek to introduce new financial products to leverage the Company's existing expertise in healthcare finance and its origination, underwriting and servicing capabilities within its target sub-markets; and

  . Enhance the Company's credit risk management and improve servicing capabilities through continued development of information management systems, which can also be used to assist the Company's clients in managing the growth of their businesses.

                               THE REORGANIZATION

  Since inception, the Company has conducted its operations principally in its capacity as the general partner of HealthPartners Funding, L.P. ("Funding") and HealthPartners DEL, L.P. ("DEL"). Management concluded that the Company's future financial position and results of operations would be enhanced if the Company directly owned the portfolio assets of each of these limited partnerships. Therefore, the transactions described below (the "Reorganization") have been or will be effected by the Company prior to or simultaneously with the completion of the Offering. See "Pro Forma Financial Information" and "Certain Transactions."

  Effective as of September 1, 1996, Funding acquired all of the net assets of DEL, consisting principally of finance receivables, for $486,630 in cash, which amount approximated the fair value of DEL's net assets. Following the acquisition, DEL distributed the purchase price to its partners and was dissolved. The purpose of the transaction was to consolidate the assets of DEL and Funding in anticipation of the acquisition by the Company of the limited partnership interests of Funding described below. See "Certain Transactions."

  Effective upon completion of the Offering, the Company will acquire from HealthPartners Investors, L.L.C. ("HP Investors"), the sole limited partner of Funding, all of the limited partnership interests in Funding, which will be paid from the proceeds of the Offering. The purchase price for such limited partnership interests will be $21.8 million, which represents the limited partner's interest in the net assets of Funding and which approximates both the fair value and book value of the net assets. See "Use of Proceeds." Effective upon consummation of the acquisition of the limited partnership interests of Funding, the Company will cause Funding to be liquidated and dissolved, and all of its net assets at the date of transfer, consisting principally of advances made under the ABL Program and the AR Advance Program (an aggregate of $79.6 million at September 30, 1996), will be transferred to the Company. The Company intends to form a special purpose, bankruptcy remote subsidiary in connection with the proposed CP Facility and to transfer certain assets to such subsidiary as collateral for loans made under the proposed CP Facility. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations--Liquidity and Capital Resources." The principal purposes of the Company's acquisition of Funding are (i) to consolidate ownership of such assets and related business operations in the Company, a single entity with greater access to the public and private capital markets, (ii) to simplify the corporate and management structures of the Company by eliminating its general partnership interest in Funding and the concomitant management responsibilities of the Company as a general partner of Funding, and (iii) to allow the Company to realize the return on the assets transferred to the Company which otherwise would have been paid to HP Investors as the limited partner of Funding prior to the transfer of the ownership of such assets to the Company. See "Certain Transactions."

  In connection with the liquidation of Funding, Farallon Capital Partners, L.P. ("Farallon") and RR Capital Partners, L.P. ("RR Partners"), the only two members of HP Investors, will exercise warrants for the purchase of an aggregate of 379,998 shares of Common Stock acquired on December 28, 1994 for an aggregate payment of $500, which represented the fair value of the warrants at that date. No additional consideration will be paid in connection with the exercise of the warrants. HP Investors transferred the warrants to Farallon and RR Partners in contemplation of the liquidation of Funding.

  In anticipation of the Offering and the liquidations of Funding and DEL, Fleet Financial Corporation ("Fleet") has consented to the assignment to the Company of the agreements relating to the lines of credit (the "Bank Facility") made available to Funding and DEL (up to $31,250,000 and $3,750,000, respectively), which will enable the Company to borrow from Fleet up to $50 million (an increase of $15 million from the previous levels) on the same terms as previously extended to Funding and DEL. See "Business--Capital Resources."

                                  THE OFFERING

Common Stock offered by the Company........ 2,100,000 shares
Common Stock to be outstanding after the
 Offering.................................. 5,899,991 shares(1)
Use of Proceeds............................ Of the net proceeds of the Offering, $21.8 million will be used to acquire the limited
                                            partnership interests in Funding and the
                                            remainder will be used for general corporate
                                            purposes.
Nasdaq National Market symbol.............. "HCFP"

--------
(1) Does not include 750,000 shares of Common Stock reserved for issuance pursuant to the HealthCare Financial Partners, Inc. 1996 Stock Incentive Plan (the "Incentive Plan"), of which options to purchase 300,000 shares have been granted (but are not presently exercisable). See "Management-Stock Incentive Plan." Also does not include an option to purchase 38,381 shares of Common Stock granted outside the Incentive Plan on November 1, 1995, which option is presently exercisable.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION

  The following sets forth summary unaudited pro forma financial information derived from the unaudited pro forma financial information included elsewhere in this Prospectus. The summary unaudited pro forma statements of operations give effect to the Reorganization as if it had occurred at the beginning of the respective periods. The summary unaudited pro forma balance sheet data as of September 30, 1996 have been prepared as if the Offering and the Reorganization had occurred on September 30, 1996.

  The summary unaudited pro forma financial information does not purport to present the actual financial position or results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma financial information is based on certain assumptions and adjustments further described herein. See "Pro Forma Financial Information" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations."

PRO FORMA STATEMENTS OF OPERATIONS

                                                              PRO FORMA FOR
                                                             THE NINE MONTH
                                                              PERIOD ENDED
                                          PRO FORMA FOR       SEPTEMBER 30,
                                         THE YEAR ENDED   ---------------------
                                        DECEMBER 31, 1995    1995       1996
                                        ----------------- ---------- ----------
Fee and interest income
  Fee income...........................    $4,814,504(1)  $2,814,792 $6,077,290
  Interest income......................       403,659        163,365  2,211,007
                                           ----------     ---------- ----------
    Total fee and interest income......     5,218,163      2,978,157  8,288,297
Interest expense.......................       634,556        253,360  2,304,331
                                           ----------     ---------- ----------
    Net fee and interest income........     4,583,607      2,724,797  5,983,966
Provision for losses on receivables....       217,388        217,388    613,116
                                           ----------     ---------- ----------
    Net fee and interest income after
     provision for losses on
     receivables.......................     4,366,219      2,507,409  5,370,850
Operating expenses.....................     2,096,297      1,207,438  2,282,245
Other income...........................       224,691        186,512    171,651
                                           ----------     ---------- ----------
Income before income taxes.............     2,494,613      1,486,483  3,260,256
Income taxes...........................       972,899        579,728  1,271,500
                                           ----------     ---------- ----------
Net income.............................    $1,521,714     $  906,755 $1,988,756
                                           ==========     ========== ==========
Pro forma net income per share (2).....    $      .26     $      .15 $      .33
                                           ==========     ========== ==========
Pro forma weighted average shares
 outstanding (2).......................     5,938,372      5,938,372  5,938,372

PRO FORMA BALANCE SHEET DATA

                                                                PRO FORMA AS OF
                                                                 SEPTEMBER 30,
                                                                     1996
                                                                ---------------
Total assets..................................................    $84,761,090
Net finance receivables.......................................     78,174,688
Client holdbacks..............................................     16,212,360
Bank Facility.................................................     42,607,630
Stockholders' equity..........................................     24,171,167
Total liabilities.............................................     60,589,923
OTHER DATA
Number of clients being provided financing at period end (3)..            102
Allowance for losses on receivables as a percentage of finance
 receivables..................................................            1.3%
Yield on finance receivables (4)(5)...........................           18.0%
Total operating expenses as a percentage of average assets
 (5)..........................................................            4.6%

--------
(1) Includes $430,000 of fees resulting from the acquisition of certain receivables from MediMax Receivables Funding II, L.P. ("MediMax"). See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Overview."
(2) Pro forma net income per share was computed by dividing pro forma net income by the pro forma weighted average shares outstanding, which gives effect to the Offering and to a dilutive outstanding stock option.
(3) Includes 35 clients who are affiliates of one or more other clients.
(4) Fee and interest income divided by monthly average finance receivables.
(5) Calculated on an annualized basis.

                                 RISK FACTORS

  Investment in the Company's Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, together with the other information included in this Prospectus, before purchasing the shares of Common Stock offered hereby.

RISK OF NONPAYMENT AND CLIENT FRAUD

  The Company's ability to fully recover amounts due under the AR Advance Program and the ABL Program may be adversely affected by, among other things, the financial failure of the Company's clients or their third-party payors, fraud (e.g., the purchase of fraudulent receivables from a client), misrepresentation, conversion of account proceeds by clients (e.g., client misappropriation of account proceeds in violation of the terms of the ABL Program or AR Advance Program), third-party payor disputes, and third-party claims with respect to security interests. All of these risks are exacerbated by concentrations of clients or third-party payors at any time. Accordingly, the Company makes provisions for losses on finance receivables by establishing an allowance for losses. In evaluating the adequacy of the allowance, management of the Company considers trends in past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, Excess Collateral and underwriting policies, among other items. Many of these considerations involve significant estimation by management and are subject to rapid changes which may be unforeseen and could result in immediate increased losses and material adjustments to the allowance. Historically, the Company has experienced no losses on finance receivables, but there is no assurance that the Company will not experience losses on finance receivables in the future, and such future losses could be significant and may vary from current reserve estimates. The Company does not maintain insurance covering credit losses. In addition, the amount of provisions for losses on finance receivables may be either greater or less than actual future charge-offs of finance receivables relating to these provisions. See "Business--Credit Loss Policy and Experience" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Provision and Allowance for Possible Losses on Receivables."

DILUTION OF CLIENT RECEIVABLES; GOVERNMENT RIGHT OF OFFSET

  Dilution of accounts receivable occurs when such receivables are not fully collectible for reasons other than a third-party payor's financial inability to pay (such as disagreements as to appropriate reimbursement for services provided). Dilution with respect to any client's receivables increases the risk that the Company will be unable to collect amounts advanced by the Company to the client. The Company generally advances funds to its clients up to a specified percentage of the Company's estimate of the net collectible value of such client's receivables. In order to determine its estimate of the net collectible value of a prospective client's receivables, the Company works with third-party claim verifiers to contact third-party payors and reviews historical collection factors by types of third-party payors. Should dilution occur with respect to any client in an amount greater than the Excess Collateral with respect to such client, the Company will typically need to look to newer accounts receivable generated by such client or to other rights the Company may have for the collection of the outstanding obligation to the Company. If no such new accounts receivable are forthcoming or the Company is unsuccessful in pursuing such other rights, the Company may incur a loss. Some dilution occurs with respect to most, if not all, clients and may be more significant with respect to Medicare and Medicaid receivables as a result of the government's right of offset. The Company's historical dilution has not exceeded its Excess Collateral. However, the Company does not track such activity and, therefore, knows only that it has not exceeded its Excess Collateral. Federal and state government agencies, in accordance with Medicare and Medicaid statutes and regulations, have broad rights to audit a healthcare service provider and offset any amounts it determines were overpaid to such provider on any claims against payments due on other current, unrelated claims. This right of offset could create losses to the extent the Company has made advances against the accounts receivable for such unrelated claims. The Company monitors collections on a daily basis but may not be able to react quickly enough to dilution to cover resulting losses through collections on newer accounts receivable generated by the relevant client. See "Business-- Operations."

CONCENTRATION OF CLIENT BASE AND THIRD-PARTY PAYOR BASE

  At September 30, 1996, approximately 27.4% of the Company's finance receivables were concentrated in receivables from two clients or groups of affiliated clients, Southhampton Hospital and Unison Healthcare Corporation. Adverse conditions affecting any of these clients could have a material adverse effect on the Company's ability to collect advances to such clients. At and for the nine month period ended September 30, 1996, Southampton Hospital accounted for approximately 15% of the Company's finance receivables and 12.4% of the Company's total fee and interest income for this period. The loss of this client could have a material adverse effect on the Company's results of operations and financial condition. The Company's client concentration has decreased as the number of its clients have increased over time, however, there can be no assurance that such concentration will continue to decrease in the future.

  At September 30, 1996, approximately 44.6% of the accounts receivable that the Company had purchased or that were pledged to the Company were payable under Government Programs. Any situation which would result in the inability of the federal and state governments to fully fund such programs could have a material adverse effect on the Company and its ability to collect advances to such clients. See "Business--Operations."

INABILITY TO COLLECT HEALTHCARE RECEIVABLES DIRECTLY FROM MEDICARE AND
MEDICAID

  With certain limited exceptions, federal law prohibits payment of amounts owed to healthcare providers under the Medicare and/or Medicaid programs to any entity other than providers. Except pursuant to a court order, the Company is unable to force collection directly against third-party payors in a Government Program. Accordingly, the Company is unable to collect receivables payable under Government Programs directly, and, instead, the Company requires that Medicare and Medicaid proceeds be paid to a segregated lockbox account under the control of the client, the collected balances of which are then swept to the Company via wire transfer on a daily basis. The Company must closely monitor its clients' collection efforts to ensure compliance with the foregoing procedures. At September 30, 1996, approximately 44.6% of the accounts receivable that the Company had purchased or that were pledged to the Company were payable under Government Programs. Although to date the Company has been successful in monitoring the collection of government-based receivables from its clients in accordance with their contractual obligations, there can be no assurance that the Company will continue to be successful in monitoring such collection activities in the future. See "Business-- Operations."

RISKS RELATED TO LOWER CREDIT GRADE BORROWERS

  The Company focuses its marketing efforts on small and middle market healthcare service providers. Some of these providers may be unable to obtain financing from more traditional credit sources, such as commercial banks. Advances made to these types of clients may entail a higher risk of loss than advances made to clients who are able to utilize traditional credit sources. While the Company employs underwriting criteria and monitoring procedures to mitigate the higher risks inherent in advances made to some of its clients, no assurance can be given that such criteria or procedures will afford adequate protection against such risks. See "Business--Operations." In the event that collection of amounts due under the AR Advance Program and the ABL Program are less than anticipated, the Company's results of operations and financial condition could be adversely affected.

RISK OF FAILURE TO RENEW FUNDING SOURCES

  The Company requires substantial capital to finance its business. Consequently, the Company's ability to grow and the future of its operations will be affected by the availability and the terms of financing. In addition to proceeds from the Offering, the Company expects to fund its future financing activities principally from (i) the $100 million proposed CP Facility, which will have a five-year term, and (ii) the $50 million Bank Facility, which will expire on March 9, 1998, subject to automatic renewals for one-year periods thereafter unless terminated by Fleet. Prior to March 1995, the Company financed its operations solely through equity. The use of borrowings under the Bank Facility financed the Company's growth after March 1995. The Company's pro forma debt-to-equity ratio (without giving effect to the Offering) was approximately 1.4 to 1 at December 31, 1995 and 2.0 to 1 at September 30, 1996. The Company's debt-to-equity ratio is expected to increase as a result of its reliance on the proposed CP Facility and the Bank Facility to finance its continued growth. While the Company expects to be able to obtain or renew these facilities and to have continued access to other sources of credit after the expiration of these facilities, there is no assurance that such financing will be available, or, if available, that it will be on terms favorable to the Company. In the event the Company is not able to obtain or renew the proposed CP Facility or the Bank Facility or find alternative financing for its activities, the Company would be forced to curtail or cease its ABL Program and AR Advance Program, which action would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Capital Resources" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Liquidity and Capital Resources."

RISK OF CONTROL BY CERTAIN STOCKHOLDERS

  Upon completion of the Offering, the Company's executive officers and directors and stockholders holding 5% or more of the Common Stock will beneficially own 3,755,470 shares of Common Stock representing 63.7% of the outstanding shares of Common Stock. Consequently, such stockholders will have substantial influence on the operations of the Company, and, if they act together, will be able effectively to control all matters requiring approval by the Company's stockholders, including the election of all directors and the approval of any business combination involving the Company. Control by these stockholders could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Principal Stockholders" and "Description of Capital Stock--Special Provisions of the Certificate of Incorporation and Bylaws."

RISK OF INABILITY OF THE COMPANY TO CONTINUE ITS GROWTH STRATEGY

  The Company's growth strategy is principally dependent upon its ability to increase its finance receivables by making advances against accounts receivable meeting its underwriting standards. No assurance is given that the rate of growth experienced by the Company to date will be sustainable or is indicative of future results. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations." Of the Company's clients at December 31, 1995, 12.9% were no longer being financed by the Company at September 30, 1996, due primarily to competition, consolidation in the healthcare industry and clients' ability to self finance. Of the nine clients which comprised the 12.9% which have left since 1995, five refinanced their receivables with other sources, three terminated their relationship with the Company because they were sold and one repaid the Company with internally generated funds. See "Business--Operations." Therefore, the Company's ability to further implement its strategy for continued growth is largely dependent upon its ability to attract and retain new clients in a competitive market. The Company's growth is also dependent on the business growth of its clients, which may be affected by a number of factors not within the Company's control. See "Business--Strategy." At September 30, 1996, 58.7% of the Company's portfolio consisted of finance receivables of long-term care and home healthcare businesses. If demand for working capital financing in either of these sub-markets declines, the Company's ability to increase its finance receivables could be adversely affected. In the event the Company is unable to continue to attract new clients, such inability could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH NEW PRODUCT OFFERINGS

  The Company may in the future provide services not previously offered by it to healthcare industry clients, or offered only on a limited basis, such as financing in the form of term loans and financing secured by real estate, equipment and inventory. See "Business--Strategy." The Company has either very limited or no experience with these new services, and there is no assurance that the Company will be able to market these new services successfully or that the return on these services will be consistent with the Company's historical financial results.

DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of members of its senior management, particularly John K. Delaney, the Company's Chairman, President and Chief Executive Officer; Ethan
D. Leder, the Company's Vice-Chairman and Executive Vice President; and Edward
P. Nordberg, Jr., the Company's Senior Vice President-Legal and Financial Affairs and Secretary, as well as other officers and key personnel, many of whom would be difficult to replace. The future success of the Company also depends on its ability to identify, attract and retain additional qualified technical and managerial personnel, particularly with experience in healthcare financing. Although the Company has employment agreements with Messrs.

Delaney, Leder and Nordberg, the loss of Messrs. Delaney, Leder or Nordberg or other officers and key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key man life insurance on any officers. See "Management."

RISKS ASSOCIATED WITH INABILITY TO SUCCESSFULLY COMPETE

  The Company competes with numerous commercial banks, diversified finance companies, asset-based lenders and specialty healthcare finance companies. Many of these competitors have greater financial and other resources than the Company and may have significantly lower cost of funds. This disparity in cost of funds ranges from approximately 1% to 5% and reflects commercial banks' access to deposits and other low cost sources of capital and other competitors' greater access to the capital markets. Competition can take many forms, including the pricing of financing, the timeliness and responsiveness in processing a prospective client's application, and customer service. The Company's competitors target the same type of healthcare service providers as those targeted by the Company and, with the exception of most specialty healthcare finance companies, generally have operated in the markets serviced by the Company for a longer period of time than the Company. If the Company is unable to successfully compete, its financial position and results of operations would be adversely affected. See "Business--Competition."

LIMITED OPERATING HISTORY

  The Company commenced its business in September, 1993. Management has limited operating results on which to base any expectations regarding future performance of the Company's business. There is no assurance that the Company will continue to be profitable, increase its volume of finance receivables and/or maintain its lack of credit losses. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations."

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS

  The Company's healthcare finance business is subject to numerous federal and state laws and regulations, which, among other things, may (i) require the Company to obtain and maintain certain licenses and qualifications, (ii) limit the interest rates, fees and other charges that the Company is allowed to collect, (iii) limit or prescribe certain other terms of its finance receivables arrangements with clients, and (iv) subject the Company to certain claims, defenses and rights of offset. Although the Company believes that it is currently in compliance with statutes and regulations applicable to its business, there can be no assurance that the Company will be able to maintain such compliance without incurring significant expense. The failure to comply with such statutes and regulations could have a material adverse effect upon the Company. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business could have a material adverse effect upon the Company. See "--Risk of Adverse Effect of Healthcare Reform" and "Business--Government Regulation."

RELIANCE ON REIMBURSEMENTS BY THIRD-PARTY PAYORS

  The Company's clients receive payment for services rendered to patients from third-party payors (including health maintenance organizations, managed care concerns and other insurers), large corporations (which may be self-insured), other healthcare providers and patients themselves, and from Government Programs. The clients rely on prompt payments from third-party payors to enable them to satisy their obligations to the Company under the AR Advance Program and the ABL Program. The healthcare industry is experiencing a trend toward cost containment, as government and other third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with healthcare providers. Such cost containment could adversely affect the ability of the Company's clients to make payments owed to the Company, which would have an adverse impact on the Company's business and financial performance.

RISK OF ADVERSE EFFECT OF HEALTHCARE REFORM

  In addition to extensive existing government healthcare regulation (see "Business--Government Regulation"), there are numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under Government Programs. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these healthcare proposals, such as cutbacks in Government Programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, a restructuring of the way in which Medicare pays for certain services, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company.

  There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of Government Programs will not have an adverse effect on the Company or that payments under Government Programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in healthcare and related industries, and may similarly affect the price of the Company's Common Stock in the future.

  In addition, certain private reform efforts have been instituted throughout the healthcare industry, including the capitation of certain healthcare expenditures. Capitation is the pre-payment of certain healthcare costs by third-party payors (typically health maintenance organizations and other managed healthcare concerns), based upon a predetermined monthly fee for the aggregate patient lives under any given healthcare provider's care. The healthcare provider then provides healthcare to such patients when and as needed, and assumes the risk that its prepayments will cover its costs and provide a profit for all of such services rendered. Since capitation essentially eliminates the clients' accounts receivable that are the primary source of payment for the Company's finance receivables, capitation could materially adversely affect the Company's business, financial condition and results of operations. See "--Failure to Comply with Government Regulations" and "Business--Government Regulation."

RESTRICTIVE DEBT COVENANTS

  The Bank Facility contains financial and operating covenants, including the requirement that the Company maintain an adjusted tangible net worth of more than $5.0 million, and a ratio of debt to equity of not more than 3.0 to 1.0. In addition, under the Bank Facility the Company is not allowed to have at any time a cumulative negative cash flow (as defined in the Bank Facility) in excess of $1.0 million. At September 30, 1996, on a pro forma basis, assuming the use of the net proceeds of the Offering as described herein, the Company had an adjusted tangible net worth of approximately $24.2 million and the Company's ratio of debt to equity was approximately 1.8 to 1.0. The Company anticipates that intercreditor arrangements to be entered into in connection with the proposed CP Facility will exclude borrowings under the proposed CP Facility from debt for purposes of calculation of the debt-to-equity ratio. The Bank Facility also includes certain limitations on the ability of the Company to consolidate, merge or transfer all or substantially all of its assets, incur debt, create liens on its property, make capital expenditures, dispose of assets or make investments. Under the terms of the proposed CP Facility, ING will have the option to refuse to make any advances in the event the Company fails to maintain a tangible net worth of at least $20.0 million and to refuse to make advances in excess of $50.0 million in the event the Company fails to maintain a tangible net worth of at least $25.0 million. See "Business--Capital Resources."

  Future financing agreements, including the proposed CP Facility, may also contain similar financial and operating covenants. The foregoing limitations in the Bank Facility and any future financing agreements could adversely affect the Company's ability to implement its growth strategy. Failure to comply with the obligations contained in these agreements could result in an event of default under such agreements which could permit acceleration of the indebtedness under the Bank Facility, the proposed CP Facility or any future financing agreements.

GENERAL ECONOMIC RISKS

  The Company's business could be affected by general economic conditions in the United States, and any sustained period of economic slowdown or recession could materially adversely affect the Company's business, financial condition and results of operations. The risks to which the Company's business is subject become more acute during an economic slowdown or recession because fewer accounts receivable may be generated by clients, resulting in decreased fees for the Company. In addition, the financial ability of certain third-party payors to pay outstanding accounts receivable and of clients to pay outstanding advances may be impaired, resulting in increased credit losses. Further, some of the Company's clients are startup or less mature ventures that may be more susceptible to economic slowdowns or recessions.

NO DIVIDENDS

  The Company has not paid any cash dividends to date and does not intend to pay cash dividends in the foreseeable future. The Company intends to retain earnings to finance the development and expansion of its business. In addition, the Bank Facility and the proposed CP Facility do, and future financing arrangements may, impose minimum net worth covenants, debt-to-equity covenants and other limitations that could restrict the Company's ability to pay dividends. See "--Restrictive Debt Covenants" and "Dividend Policy."

POSSIBLE ADVERSE IMPACT ON TRADING PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, the Company will have 5,899,991 shares of Common Stock outstanding (6,214,991 shares if the Underwriters' over-allotment is exercised in full). All of the shares of Common Stock sold in the Offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by existing affiliates of the Company, which shares will be subject to the resale limitations of Rule 144 as promulgated under the Securities Act ("Rule 144"). All of the remaining shares of Common Stock held by existing stockholders will be "restricted" securities as that term is defined in Rule 144. Subject to the 180 day lock-up agreement and a certain other agreement restricting seven of the Company's existing stockholders from selling Common Stock, each of which is described below, these "restricted" securities will be eligible for sale pursuant to Rule 144 in the public market following the consummation of the Offering. Additional shares of Common Stock, including shares issuable upon exercise of employee stock options, will also become eligible for sale in the public market from time to time. In addition, certain stockholders and members of senior management have been granted certain registration rights relating to shares of Common Stock held by them for sale under the Securities Act. However, the Company, all of its officers and directors and certain other stockholders, who in the aggregate own 3,755,470 shares of Common Stock, have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of the Underwriters, offer to sell, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (the "180 day lock-up agreement"). Further, five of the existing stockholders of the Company, who in the aggregate own 3,205,977 shares of Common Stock, have agreed that, without the prior written consent of the Company, they will not effect any sales of Common Stock for a period of 18 months after expiration of the 180 day lock-up agreement in excess of the volume limitations provided under Rule 144 (the "Rule 144 Sale Agreement"). Following the Offering and upon the expiration of the 180 day lock-up agreement and the Rule 144 Sale Agreement, sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Shares Eligible for Future Sale."

ABSENCE OF PUBLIC MARKET; POSSIBLE FLUCTUATIONS OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Company's Common Stock. There can be no assurance that an active trading market for the Common Stock will develop or that, if developed, it will be sustained after the Offering or that it will be possible to resell the shares of Common Stock at or above the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock.

SUBSTANTIAL DILUTION TO NEW INVESTORS

  Based upon an assumed initial public offering price of $13.00 per share, purchasers of the Common Stock offered hereby will experience immediate dilution in net tangible book value of Common Stock in the amount of $8.90. See "Dilution."

AVAILABILITY OF PREFERRED STOCK FOR ISSUANCE

  In addition to the Common Stock, the Company's Amended and Restated Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of "blank check" preferred stock. Following the Offering, there will be no shares of preferred stock outstanding, and the Company has no present intention to issue any shares of preferred stock. However, since the rights and preferences of any class or series of preferred stock may be set by the Board of Directors in its sole discretion, the rights and preferences of any such preferred stock may be superior to those of the Common Stock, and thus may adversely affect the rights of holders of Common Stock. The ability to issue preferred stock could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock--Preferred Stock."

POSSIBLE ANTI-TAKEOVER EFFECTS

  Certain provisions of the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation may be deemed to have anti-takeover effects and may delay or prevent a takeover attempt that a stockholder of the Company might consider to be in the best interests of the Company or its stockholders. These provisions include authorized blank check preferred stock, limitations on the persons who may call a special meeting of stockholders, a classified Board of Directors, the ability of the directors to fill vacancies on the Board of Directors and advance notice requirements for stockholder proposals and director nominees. The Company has also elected to be subject to Section 203 of the Delaware General Corporation Law which prohibits certain business transactions involving certain stockholders without the approval of the Board of Directors or stockholders. See "Description of Capital Stock--Special Provisions of the Certificate of Incorporation and Bylaws."

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain statements that are "forward-looking statements." Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, funding sources, liquidity and capital resources. Investors in the Common Stock offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                                USE OF PROCEEDS

  Assuming an initial public offering price of $13.00 per share, the net proceeds to be received by the Company from the issuance and sale of the Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $24.9 million (approximately $28.7 million if the over-allotment option granted to the Underwriters is exercised in full).

  The Company intends to use $21.8 million of the net proceeds from the Offering to acquire the limited partnership interests in Funding and the remainder for general corporate purposes, including acquisition of finance receivables, and payment of general and administrative expenses. See "Capitalization" and "Certain Transactions." Pending such uses, the net proceeds will be invested in short-term, interest bearing securities.

                                DIVIDEND POLICY

  The Company intends to retain all future earnings for the operation and expansion of its business, and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon the Company's results of operations, financial condition and capital requirements and any regulatory restrictions or restrictions under credit agreements or other funding sources of the Company existing from time to time, as well as other matters which the Company's Board of Directors may consider. In addition, the Bank Facility and the proposed CP Facility do, and future financing arrangements may, impose minimum net worth covenants, debt-to-equity covenants and other limitations that could restrict the Company's ability to pay dividends. See "Risk Factors--Restrictive Debt Covenants."

                                CAPITALIZATION

  The following table sets forth the pro forma capitalization of the Company as of September 30, 1996 giving effect to the elimination of transactions among DEL, Funding and the Company. Pro forma capitalization as adjusted gives effect to the Offering and the application of $21.8 million of the estimated net proceeds therefrom to acquire the limited partnership interests in Funding, assuming an initial public offering price of $13.00 per share for the Common Stock. This table should be read in conjunction with the unaudited pro forma financial information appearing elsewhere in this Prospectus. See "Use of Proceeds" and "Description of Capital Stock."

                                                    AS OF SEPTEMBER 30, 1996
                                                    ----------------------------
                                                                  PRO FORMA AS
                                                     PRO FORMA      ADJUSTED
                                                    ------------  --------------
Bank Facility...................................... $ 42,607,630  $ 42,607,630
                                                    ============  ============
EQUITY
Limited partner capital in Funding(1)..............  $22,314,662           --
Stockholders' equity (deficit)
  Preferred stock, $0.01 par value 10,000,000
   shares authorized; none outstanding.............
  Common stock, $.01 par value; 30,000,000 shares
   authorized; 3,799,991 shares outstanding, pro
   forma; 5,899,991 shares outstanding, pro forma
   as adjusted(2)..................................       38,000        59,000
  Additional paid-in capital.......................                 24,868,000
  Retained earnings (deficit)......................     (755,833)     (755,833)
                                                    ------------  ------------
Total stockholders' equity (deficit)...............     (717,833)   24,171,167
                                                    ------------  ------------
Total equity.......................................  $21,596,829   $24,171,167
                                                    ============  ============

--------
(1)Includes undistributed net income.
(2) Does not include 750,000 shares of Common Stock reserved for issuance pursuant to the Incentive Plan, of which options to purchase 300,000 shares have been granted (but are not presently exercisable). See "Management-Stock Incentive Plan." Also does not include an option to purchase 38,381 shares of Common Stock granted outside of the Incentive Plan on November 1, 1995, which option is presently exercisable.

                                   DILUTION

  The pro forma net tangible book value (deficit) of the Company as of September 30, 1996, giving effect to the Reorganization, was $(717,833) or $(0.19) per common share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,100,000 shares of Common Stock (at an assumed initial public offering price of $13.00 per share) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at September 30, 1996 would have been $24,171,167 or $4.10 per share. This represents an immediate increase in net tangible book value of $4.29 per share to existing stockholders and an immediate dilution in net tangible book value of $8.90 per share to purchasers of Common Stock in the Offering ("New Investors"). The following table illustrates the dilution in net tangible book value per share to New Investors:

Assumed initial public offering price............................         $13.00
  Pro forma tangible book value (deficit) per share at September
   30, 1996...................................................... $(0.19)
  Increase per share attributable to New Investors...............   4.29
                                                                  ------
Pro forma net tangible book value per share after the Offering...           4.10
                                                                          ------
Net tangible book value dilution per share to New Investors......         $ 8.90
                                                                          ======

  The following table sets forth, on a pro forma basis, as of September 30, 1996, the difference between existing stockholders and New Investors with respect to the number of shares purchased from the Company, the total consideration paid to the Company and the average price paid per share, giving pro forma effect to the sale of Common Stock offered hereby at an assumed offering price of $13.00:

                                SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                                ----------------- -------------------  PRICE PAID
                                 NUMBER   PERCENT   AMOUNT    PERCENT  PER SHARE
                                --------- ------- ----------- -------  ----------
Existing stockholders.......... 3,799,991   64.4% $     8,371    .03%    $  --
New Investors.................. 2,100,000   35.6   27,300,000  99.97      13.00
                                ---------  -----  ----------- ------
  Total........................ 5,899,991  100.0% $27,308,371 100.00%
                                =========  =====  =========== ======

                        PRO FORMA FINANCIAL INFORMATION

  The Unaudited Pro Forma Statements of Operations for the nine month periods ended September 30, 1995 and 1996 and the year ended December 31, 1995 and the Unaudited Pro Forma Balance Sheet as of September 30, 1996 give effect to: (i) the sale by the Company of 2,100,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and (ii) the use of substantially all of the net proceeds of the Offering to acquire the limited partnership interests in Funding. The planned acquisition of Funding will be for cash and the amounts paid will reflect the fair value of the limited partnership interests acquired, which will also approximate book value. It is assumed such transactions had occurred on September 30, 1996 as to the Pro Forma Balance Sheet, and the beginning of the respective periods as to the Pro Forma Statements of Operations. The pro forma information does not necessarily indicate what the Company's results of operations would have been had such transactions occurred at the beginning of such periods.

PRO FORMA STATEMENTS OF OPERATIONS

                                               FOR THE YEAR ENDED DECEMBER 31, 1995
                                   -----------------------------------------------------------------
                                   HEALTHCARE FINANCIAL
                                      PARTNERS, INC.
                                         AND DEL
                                        (COMBINED)        FUNDING        PRO FORMA       PRO FORMA,
                                       (HISTORICAL)     (HISTORICAL)   ADJUSTMENTS(1)    AS ADJUSTED
                                   -------------------- ------------   --------------    -----------
Fee and interest income
  Fee income.....................       $  565,512       $4,248,992(2)                   $4,814,504(2)
  Interest income................                           403,659                         403,659
                                        ----------       ----------                      ----------
  Total fee and interest income..          565,512        4,652,651                       5,218,163
Interest expense.................           79,671          554,885                         634,556
                                        ----------       ----------                      ----------
  Net fee and interest income....          485,841        4,097,766                       4,583,607
Provision for losses on
 receivables.....................           45,993          171,395                         217,388
                                        ----------       ----------                      ----------
  Net fee and interest income
   after provision for losses on
   receivables...................          439,848        3,926,371                       4,366,219
Operating expenses...............        1,472,240        1,024,057     $   (400,000)(a)  2,096,297
Other income.....................        1,221,837                          (997,146)(a)    224,691
                                        ----------       ----------     ------------     ----------
Income before income taxes
 (benefit).......................          189,445        2,902,314         (597,146)     2,494,613
Income taxes (benefit)...........           (5,892)                          978,791 (b)    972,899
                                        ----------       ----------     ------------     ----------
Net income.......................       $  195,337       $2,902,314     $ (1,575,937)    $1,521,714
                                        ==========       ==========     ============     ==========
Pro forma net income per share
 (3).............................                                                        $      .26
                                                                                         ==========
Pro forma weighted average shares
 outstanding (3).................                                                         5,938,372

                               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1995
                          ---------------------------------------------------------------
                          HEALTHCARE FINANCIAL
                             PARTNERS, INC.
                                AND DEL
                               (COMBINED)        FUNDING      PRO FORMA       PRO FORMA,
                              (HISTORICAL)     (HISTORICAL) ADJUSTMENTS(1)    AS ADJUSTED
                          -------------------- ------------ --------------    -----------
Fee and interest income
  Fee income............       $ 395,780        $2,419,012                    $2,814,792
  Interest income.......                           163,365                       163,365
                               ---------        ----------                    ----------
    Total fee and
     interest income....         395,780         2,582,377                     2,978,157
Interest expense........          45,526           207,834                       253,360
                               ---------        ----------                    ----------
  Net fee and interest
   income...............         350,254         2,374,543                     2,724,797
Provision for losses on
 receivables............          45,993           171,395                       217,388
                               ---------        ----------                    ----------
  Net fee and interest
   income after
   provision for losses
   on receivables.......         304,261         2,203,148                     2,507,409
Operating expenses......         769,537           737,901   $  (300,000)(a)   1,207,438
Other income............         652,092                        (465,580)(a)     186,512
                               ---------        ----------   -----------      ----------
Income before income
 taxes..................         186,816         1,465,247      (165,580)      1,486,483
Income taxes............                                         579,728 (b)     579,728
                               ---------        ----------   -----------      ----------
Net income..............       $ 186,816        $1,465,247   $  (745,308)     $  906,755
                               =========        ==========   ===========      ==========
Pro forma net income per
 share (3)..............                                                      $     0.15
                                                                              ==========
Pro forma weighted
 average shares
 outstanding (3)........                                                       5,938,372
                               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996
                          ---------------------------------------------------------------
                          HEALTHCARE FINANCIAL
                             PARTNERS, INC.
                                AND DEL
                               (COMBINED)        FUNDING      PRO FORMA       PRO FORMA,
                              (HISTORICAL)     (HISTORICAL) ADJUSTMENTS(1)    AS ADJUSTED
                          -------------------- ------------ --------------    -----------
Fee and interest income
  Fee income............       $ 842,458        $5,234,832                    $6,077,290
  Interest income.......                         2,211,007                     2,211,007
                               ---------        ----------                    ----------
    Total fee and
     interest income....         842,458         7,445,839                     8,288,297
Interest expense........         156,957         2,147,374                     2,304,331
                               ---------        ----------                    ----------
  Net fee and interest
   income...............         685,501         5,298,465                     5,983,966
Provision for losses on
 receivables............          75,311           537,805                       613,116
                               ---------        ----------                    ----------
  Net fee and interest
   income after
   provision for losses
   on receivables.......         610,190         4,760,660                     5,370,850
Operating expenses......       1,371,819         1,226,393   $  (315,967)(a)   2,282,245
Other income............       1,007,987                        (836,336)(a)     171,651
                               ---------        ----------   -----------      ----------
Income before income
 taxes (benefit) .......         246,358         3,534,267      (520,369)      3,260,256
Income taxes (benefit)..         (13,268)                      1,284,768 (b)   1,271,500
                               ---------        ----------   -----------      ----------
Net income..............       $ 259,626        $3,534,267   $(1,805,137)     $1,988,756
                               =========        ==========   ===========      ==========
Pro forma net income per
 share (3)..............                                                      $      .33
                                                                              ==========
Pro forma weighted
 average shares
 outstanding (3)........                                                       5,938,372

PRO FORMA BALANCE SHEET

                                         AS OF SEPTEMBER 30, 1996
                          ---------------------------------------------------------------
                            HEALTHCARE
                            FINANCIAL
                          PARTNERS, INC.
                             AND DEL
                            (COMBINED)     FUNDING      PRO FORMA             THE COMPANY
                           (HISTORICAL)  (HISTORICAL) ADJUSTMENTS(4)           PRO FORMA
                          -------------- ------------ --------------          -----------
Assets
 Cash and cash
  equivalents...........                 $ 2,464,578   $ 2,527,151 (a)(b)(c)  $ 4,991,729
 Finance receivables....                  79,566,908                           79,566,908
  Less:
   Allowance for losses
    on receivables......                   1,035,992                            1,035,992
   Unearned discount
    fees................                     356,228                              356,228
                            ----------   -----------   -----------            -----------
    Net finance receiv-
     ables..............                  78,174,688                           78,174,688
 Prepaid expenses and
  other.................    $  645,504     1,110,260      (161,091)(d)          1,594,673
                            ----------   -----------   -----------            -----------
Total assets............    $  645,504   $81,749,526   $ 2,366,060            $84,761,090
                            ==========   ===========   ===========            ===========
Liabilities and equity
 Line of credit.........                 $42,607,630                          $42,607,630
 Client holdbacks.......                  16,212,360                           16,212,360
 Accounts payable to
  clients...............                     645,067                              645,067
 Accounts payable and
  accrued expenses......    $1,316,150       402,461   $  (593,745)(d)          1,124,866
                            ----------   -----------   -----------            -----------
Total liabilities.......     1,316,150    59,867,518      (593,745)            60,589,923
Equity
Partners' capital.......        47,187    21,882,008       (47,187)(a)
                                                       (22,314,662)(c)
                                                           432,654 (d)
Stockholders' equity
 (deficit)..............      (717,833)                 24,889,000 (b)         24,171,167
                            ----------   -----------   -----------            -----------
Total equity (deficit)..      (670,646)   21,882,008     2,959,805             24,171,167
                            ----------   -----------   -----------            -----------
Total liabilities and
 equity.................    $  645,504   $81,749,526   $ 2,366,060            $84,761,090
                            ==========   ===========   ===========            ===========

--------
(1)  Pro Forma Statements of Operations adjustments reflect the following:
     (a) The elimination of transactions between the Company and Funding, which consist of management fees paid/received and the elimination of the Company's income from its investment in Funding.
     (b) The provisions for income taxes (at an estimated effective tax rate of 39%) for DEL and Funding which previously were not subject to such taxes as partnerships.
(2) Includes $430,000 of fees resulting from the acquisition of certain receivables from MediMax. See "Management's Discussion and Analysis of
     Pro Forma Financial Condition and Pro Forma Results of Operations-- Overview."
(3) Pro forma net income per share was computed by dividing pro forma net income by the pro forma weighted average shares outstanding, which gives effect to the Offering and includes 379,998 shares of Common Stock to be issued pursuant to the exercise of warrants in connection with the Reorganization.
(4)  Pro forma Balance Sheet adjustments reflect the following:
     (a) Debit to partners' capital             $   47,187
                Credit to cash                                  $    47,187
     Liquidation of limited partnership interests in DEL.
     (b) Debit to cash                          $24,889,000
                Credit to stockholders' equity                  $ 24,889,000
     Net proceeds of the Offering
     (c) Debit to partners' capital             $22,314,662
                Credit to cash                                  $ 22,314,662
     Use of net proceeds of the Offering to acquire the limited partnership interests in Funding.
     (d) Debit to accounts payable and
          accrued expenses                      $   593,745
                Credit to prepaid expenses and other            $    161,091
                Credit to partners' capital                     $    432,654
     Elimination of intercompany accounts (management fees) and general partner's capital.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       PRO FORMA FINANCIAL CONDITION AND
                        PRO FORMA RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the information under "Pro Forma Financial Information" and the combined financial statements, including the notes thereto, of HealthCare Financial Partners, Inc. and DEL, and the financial statements of Funding, including the notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

  The Company is a specialty finance company offering asset-based financing to healthcare service providers, with a primary focus on clients operating in sub-markets of the healthcare industry, including long-term care, home healthcare and physician practices. The Company targets small and middle market healthcare service providers with financing needs in the $100,000 to $10 million range in those healthcare sub-markets where growth, consolidation or restructuring appear likely in the near to medium term. From its inception in September, 1993 through September 30, 1996, the Company has advanced $495.7 million to its clients in 166 transactions, including $299.5 million advanced during the nine months ended September 30, 1996. The Company had 102 clients as of September 30, 1996, of which 35 were affiliates of one or more clients. The average amount outstanding per client or affiliated client group at September 30, 1996 was approximately $863,000. For the year ended December 31, 1995, the Company's pro forma net income was $1.5 million, and for the nine month period ended September 30, 1996 the Company's pro forma net income was $2.0 million. See "Pro Forma Financial Information."

  From its inception in September, 1993 through the year ended December 31, 1995, the Company principally originated finance receivables through the AR Advance Program. The AR Advance Program was characterized by high and varying yields, as a result of the differing terms of AR Advance Program transactions negotiated with individual clients. The yield on finance receivables generated under the AR Advance Program was 26.9% during the year ended December 31, 1995, and 19.7% during the nine months ended September 30, 1996. By September 30, 1996, the finance receivables originated through the Company's ABL Program had grown to 42.1% of total finance receivables, as the Company focused its marketing efforts on larger balance, prime-rate based ABL Program advances to more creditworthy borrowers. ABL Program advances are characterized by lower overall yields than AR Advance Program advances, but provide the Company with the opportunity to expand the range of potential clients while reducing costs as a percentage of finance receivables. The yield on finance receivables generated under the ABL Program was 15.2% during the nine months ended September 30, 1996 (on an annualized basis). The Company anticipates that finance receivables generated under the ABL Program will account for a significant majority of its finance receivables in future periods. As a result, the Company's overall yield on finance receivables, which was 18.0% for the nine months ended September 30, 1996 (on an annualized basis), is expected to decline gradually (assuming a stable interest rate environment) to approach the yields generated by the ABL Program.

  In September 1995, the Company purchased certain finance receivables of healthcare service providers of MediMax, an unrelated third party in the business of providing advances against accounts receivable in a manner similar to the AR Advance Program. The Company paid $7.5 million for such receivables, net of purchase discount of $430,000. The discount was taken into income during the fourth quarter of 1995 when the receivables were collected. Certain of the healthcare service providers subsequently elected to become clients of the Company.

  The following table provides certain unaudited pro forma financial information as of and for the periods indicated. The Pro Forma Statements of Operations and Other Data reflect the Reorganization described on page 5 and are prepared on the same basis as the Pro Forma Financial Information preceding.

                                 PRO FORMA FOR             PRO FORMA FOR THE
                                 THE YEAR ENDED            NINE MONTH PERIOD
                                  DECEMBER 31,            ENDED SEPTEMBER 30,
                             -----------------------    -----------------------
                                1994        1995           1995        1996
                             ----------  -----------    ----------- -----------
PRO FORMA STATEMENTS OF OP-
 ERATIONS
Fee and interest income:
  Fee income................ $  291,752  $ 4,814,504(1) $ 2,814,792 $ 6,077,290
  Interest income...........      2,770      403,659        163,365   2,211,007
                             ----------  -----------    ----------- -----------
    Total fee and interest
     income.................    294,522    5,218,163      2,978,157   8,288,297
Interest expense............      3,975      634,556        253,360   2,304,331
                             ----------  -----------    ----------- -----------
    Net fee and interest
     income.................    290,547    4,583,607      2,724,797   5,983,966
Provision for losses on
 receivables................    328,894      217,388        217,388     613,116
                             ----------  -----------    ----------- -----------
    Net fee and interest
     income after provision
     for losses on
     receivables............    (38,347)   4,366,219      2,507,409   5,370,850
Operating expenses..........    485,831    2,096,297      1,207,438   2,282,245
Other income................    289,994      224,691        186,512     171,651
                             ----------  -----------    ----------- -----------
Income (loss) before income
 taxes......................   (234,184)   2,494,613      1,486,483   3,260,256
Income taxes................                 972,899        579,728   1,271,500
                             ----------  -----------    ----------- -----------
Pro forma net income
 (loss)..................... $ (234,184) $ 1,521,714    $   906,755 $ 1,988,756
                             ==========  ===========    =========== ===========
Pro forma net income (loss)
 per share.................. $     (.04) $       .26    $       .15 $       .33
                             ==========  ===========    =========== ===========
                                     AS OF                       AS OF
                                  DECEMBER 31,               SEPTEMBER 30,
                             -----------------------    -----------------------
                                1994        1995           1995        1996
                             ----------  -----------    ----------- -----------
OTHER DATA
Finance receivables--AR
 Advance Program............ $6,236,663  $32,443,023    $22,588,760 $46,064,079
Finance receivables--ABL
 Program....................               6,270,629      5,073,933  33,502,829
                             ----------  -----------    ----------- -----------
    Total finance
     receivables............ $6,236,663  $38,713,652    $27,662,693 $79,566,908
                             ==========  ===========    =========== ===========

--------
(1) Includes $430,000 of fees resulting from the acquisition of certain receivables from MediMax. See""--Overview"

RESULTS OF OPERATIONS

 Nine Months Ended September 30, 1996 Compared to the Nine Months Ended September 30, 1995

  Total fee and interest income increased from $3.0 million for the nine months ended September 30, 1995 to $8.3 million for the nine months ended September 30, 1996, an increase of 178.3%. The increase principally resulted from an increase of $46.2 million in average finance receivables outstanding due to the Company's introduction of the ABL Program during the last quarter of 1995 and a corresponding increase of $28.4 million in ABL Program receivables from September 30, 1995 to September 30, 1996. Interest earned from the ABL Program increased from $163,366 for the nine month period ended September 30, 1995 to $2.2 million for the nine month period ended September 30, 1996, which accounted for $2.0 million of the $5.3 million growth in total fee and interest income between the periods. The Company increased its client base in the AR Advance Program from 63 clients at September 30, 1995 to 73 clients at September 30, 1996. Additionally, existing clients increased their average borrowings from the Company in the first nine months of 1996 as compared to the same period in the prior year. Because the annualized yield declined markedly from 26.3% in the nine month period ended September 30, 1995 to 18.0% in the same period of 1996, the increase in fee and interest income was due to growth in the volume of finance receivables, and was somewhat offset by the decline in yield. The yield for the nine month period ended September 30, 1996 was lower due to a substantially greater volume of ABL

Program finance receivables outstanding during the nine month period ended September 30, 1996, which have lower yields when compared to the finance receivables in the AR Advance Program. Interest expense increased from $253,360 for the nine month period ended September 30, 1995 to $2.3 million for the comparable period in 1996. However, the Company's average cost of borrowed funds decreased from 12.2% for the nine months ended September 30, 1995 to 10.2% for the nine months ended September 30, 1996. This increase in interest expense was the result of higher average borrowings required to support the Company's growth. Prior to March 1995, the Company's financing was solely obtained through equity. The increase in leverage financed the Company's growth after March 1995. Because of the Company's overall growth in finance receivables and increased leverage, net fee and interest income increased from $2.7 million for the nine months ended September 30, 1995 to $6.0 million for the comparable period in 1996. The increased interest expense from increased borrowings, combined with a lower yield on finance receivables, resulted in a significant decrease in the annualized net interest margin from 24.1% for the nine months ended September 30, 1995 to 13.0% for the nine months ended September 30, 1996.

  The Company's provisions for losses on receivables increased from $217,388 for the nine month period ended September 30, 1995 to $613,116 for the nine month period ended September 30, 1996. This increase is attributable to an increase in outstanding finance receivables and an increase in the Company's average client balances, which are among the factors considered by the Company in assessing the adequacy of its allowance for losses on receivables. The Company experienced no credit losses in either nine month period.

  Operating expenses increased from $1.2 million for the nine month period ended September 30, 1995 to $2.3 million for the comparable period in 1996, an 89.0% increase. This increase was the result of an 88.8% increase in compensation and benefits due to hiring additional personnel a 28.7% increase in rent due to leasing of additional space, an 85.9% increase in professional fees due to growth in financing activities, and increases in other operating expenses, all relating to the expansion of the Company's operations.

  Other income for the nine month period decreased slightly from $186,512 for the nine month period ended September 30, 1995 to $171,651 for the same period in 1996, due to the termination of a servicing arrangement with a client.

  Net income increased from $906,755 for the nine month period ended September 30, 1995 to $2.0 million for the comparable period in 1996, a 119.3% increase, primarily as a result of the overall growth in the Company's finance receivables as described above.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Total fee and interest income increased from $294,522 for the year ended December 31, 1994 to $5.2 million for the year ended December 31, 1995. This increase was principally the result of an $15.8 million increase in average finance receivables during 1995. The increase in finance receivables was a result of the Company's ability to attract new clients and the Company's ability to acquire additional finance receivables from existing clients. The Company initiated the ABL Program in the third quarter of 1995. The Company had no clients in the ABL Program in 1994. By December 31, 1995, it had 13 clients participating in the ABL Program. The interest earned in the ABL Program accounts for $383,752 of the $4.9 million growth in fee and interest income for this period. Additionally the Company, through increased marketing efforts, increased its client base in the AR Advance Program from 37 to 72 clients, a 94.6% increase. Acquisition of finance receivable also increased during this period. Additionally, in September, 1995, the Company purchased the receivables of certain clients of MediMax. The Company paid $7.5 million for such receivables, net of a purchase discount of $430,000, which was included in income in the fourth quarter of 1995. Since the annualized yield on finance receivables increased from 21.6% at December 31, 1994 to 26.4% at December 31, 1995, the increase in total fee and interest income was due to both growth in finance receivables and increase in yield. Interest expense increased from $3,975 for the year ended December 31, 1994 to $634,556 for the year ended December 31, 1995. This increase in interest expense was the result of the commencement of borrowings under the Bank Facility, beginning in March 1995, to support the Company's growth. The average cost of borrowed funds for the year ended December 31, 1995 was 11.8%. Because of the Company's overall growth and increased leverage, net fee and interest income increased from $290,547 for the period ended December 31, 1994, to $4.6 million for the period ended December 31, 1995. Despite this increase in borrowings, and due to the increased yield on finance receivables, the net interest margin increased from 21.5% for the year ended December 31, 1994, to 23.2% for the year ended December 31, 1995.

  The Company's provision for credit losses decreased from $328,894 for the year ended December 31, 1994 to $217,388 for the year ended December 31, 1995, a 33.9% decrease. This decrease is primarily attributable to a decrease in the Company's average client balances, one of the factors considered by the Company in assessing the adequacy of its allowance for possible losses on receivables. "See--Quarterly Financial Data." The Company experienced no credit losses in either period.

  Operating expenses increased from $485,831 for the year ended December 31, 1994 to $2.1 million for the year ended December 31, 1995, a 331.5% increase. This increase was directly related to the expansion of the Company's operations, and was the result of an increase of 510.2% in compensation and benefits due to hiring additional personnel, 393.8% in professional fees due to growth in financing activities, 121.4% in rent expense due to leasing of additional space as well as increases in other operating expenses, all relating to the expansion of the Company's operations.

  Other income decreased from $289,994 for the year ended December 31, 1994 to $224,691 for the year ended December 31, 1995, a 22.5% decrease, as a result of reduced balances under a servicing arrangement with a client.

  Net income increased from a loss of $234,184 for the year ended December 31, 1994 to net income of $1.5 million for the year ended December 31, 1995, primarily as a result of the overall growth in the Company's finance receivables described above.

QUARTERLY FINANCIAL DATA

  The following table summarizes unaudited pro forma quarterly operating results for the most recent seven fiscal quarters. The Pro Forma Quarterly Financial Data reflect the Reorganization described on page 5 and are prepared on the same basis as the Pro Forma Financial Information preceding.

                                                  FOR THE QUARTERS ENDED
                         ------------------------------------------------------------------------
                          MARCH   JUNE 30, SEPT. 30,   DEC. 31,  MARCH 31,   JUNE 30,  SEPT. 30,
                         31, 1995   1995      1995       1995       1996       1996       1996
                         -------- -------- ---------- ---------- ---------- ---------- ----------
Fee and interest income
  Fee income............ $707,666 $802,421 $1,304,704 $1,999,713 $1,869,433 $2,090,853 $2,117,004
  Interest income.......    9,366   50,376    103,624    240,293    411,703    792,307  1,006,997
                         -------- -------- ---------- ---------- ---------- ---------- ----------
    Total fee and
     interest income....  717,032  852,797  1,408,328  2,240,006  2,281,136  2,883,160 $3,124,001
Interest expense........    3,883  108,895    140,582    381,196    580,030    801,126    923,175
                         -------- -------- ---------- ---------- ---------- ---------- ----------
  Net fee and interest
   income...............  713,149  743,902  1,267,746  1,858,810  1,701,106  2,082,034  2,200,826
Provision for losses on
 receivables............           217,388                          343,155     53,646    216,315
                         -------- -------- ---------- ---------- ---------- ---------- ----------
  Net fee and interest
   income after
   provision for losses
   on receivables.......  713,149  526,514  1,267,746  1,858,810  1,357,951  2,028,388  1,984,511
Operating expenses......  361,666  288,880    556,892    888,859    676,627    809,392    796,226
Other income............   45,377   47,857     93,278     38,179     10,000      8,000    153,651
                         -------- -------- ---------- ---------- ---------- ---------- ----------
Income before income
 taxes..................  396,860  285,491    804,132  1,008,130    691,324  1,226,996  1,341,936
Income taxes............  154,776  111,341    313,611    393,171    269,617    478,528    523,355
                         -------- -------- ---------- ---------- ---------- ---------- ----------
Pro forma net income.... $242,084 $174,150 $  490,521 $  614,959 $  421,707 $  748,468    818,581
                         ======== ======== ========== ========== ========== ========== ==========

  The Company's quarterly results of operations are not generally affected by seasonal factors.

  The Company's historical methodology for assessing the adequacy of its allowance for possible losses on receivables focused, in significant part, on the average per client amount of finance receivables outstanding. This caused the quarterly provisions for losses on receivables to fluctuate as average client balances varied due to the Company's growth and the mix of finance receivables generated from the ABL Program and the AR Advance Program changed over time. Given the current level of the allowance, the Company does not anticipate that the provision for losses on receivables in future quarterly periods will reflect the level of variability experienced historically. In future periods, the Company anticipates that quarterly provisions will be made primarily based on changes in overall portfolio size and composition, and, to the extent required, based on analysis of credit risks in particular transactions.

  The results of operations for the quarter ended December 31, 1995 were impacted by the Company's acquisition of certain assets from MediMax. See "-- Overview."

EXCESS COLLATERAL AND CLIENT HOLDBACKS

  The Company's primary protection against credit losses is the Excess Collateral, which consists of client accounts receivable due from third-party payors which collateralize advances under the ABL Program and against which the Company makes advances under the AR Purchase Program. The Company obtains a first priority security interest in all of the client's accounts receivable, including receivables not financed by the Company. As a result, amounts paid or advanced to clients with respect to specific accounts receivable are cross-collateralized by the Company's security interest in other accounts receivable of the client. In addition, the Company frequently obtains a security interest in other assets of a client and maintains a provision for losses on receivables.

  Under the ABL Program, the Company will extend credit only up to a maximum percentage, ranging from 65% to 85%, of the estimated net collectible value of the accounts receivable due from third-party payors. The Company obtains a first priority security interest in all of a client's accounts receivable, and may apply payments received with respect to the full amount of the client's accounts receivable to offset any amounts due from the client. The estimated net collectible value of a client's accounts receivable thus exceeds at any time amounts advanced under the ABL Program secured by such accounts receivable.

  Under the AR Advance Program, the Company purchases a client's accounts receivable at a discount from the estimated net collectible value of the accounts receivable. The Company will advance only 65% to 85% of the purchase price of any batch of accounts receivable purchased. The excess of the purchase price for a batch of receivables over the amount advanced with respect to such batch (a "client holdback") is treated as a reserve and provides additional security to the Company, insofar as holdback amounts may be applied to offset amounts due with respect to the related batch of client receivables, or any other batch of client receivables. As is the case with the ABL Program, the Company obtains a first priority security interest in all of the client's accounts receivable.

  In addition, under both programs the Company frequently obtains a security interest in other assets of a client and may have recourse against personal assets of the principals or parent company of a client. See "Risk Factors-- Dilution of Client Receivables; Government Right of Offset."

  The Company's results of operations are affected by its collections of client accounts receivable. The Company's turnover of its finance receivables, calculated by dividing total collections of client accounts receivable for each of the following quarters by the average month-end balance of finance receivables during such quarter, was 3.7x for the quarter ended March 31, 1995, 2.5x for the quarter ended June 30, 1995, 2.8x for the quarter ended September 30, 1995, 2.8x for the quarter ended December 31, 1995, 2.4x for the quarter ended March 31, 1996, 2.4x for the quarter ended June 30, 1996, and 3.7x for the quarter ended September 30, 1996.

PROVISION AND ALLOWANCE FOR POSSIBLE LOSSES ON RECEIVABLES

  The Company regularly reviews its outstanding advances and purchased accounts receivable to determine the adequacy of its allowance for possible losses on receivables. To date, the Company has experienced no credit losses. The allowance for possible losses on receivables is maintained at an amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. In evaluating the adequacy of the allowance, management of the Company considers trends in healthcare sub-markets, past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, Excess Collateral, and underwriting policies, among other items. As of September 30, 1996, the Company's general reserve was $1,035,992, or 1.3% of finance receivables. To the extent that management deems specific finance receivable advances to be wholly or partially uncollectible, the Company establishes a specific loss reserve equal to any such amount. At September 30, 1996, the Company had no specific reserves. In the opinion of management, based on a review of the Company's portfolio, the reserve for losses on receivables is adequate at this time. See "--Quarterly Financial Data."

LIQUIDITY AND CAPITAL RESOURCES

  Cash flows resulting from operating activities have provided sources of cash amounting to $185,016 and $3.8 million for the years ended December 31, 1994 and 1995, respectively; and $2.5 million and $3.0 million for the nine month periods ended September 30, 1995 and 1996, respectively. The most significant source of cash from operating activities is derived from the Company's generation of net fee and interest income from its finance receivables, and the more significant uses of cash from internal operating activities are derived from cash payments for compensation and employee benefits, rent expense, and professional fees. As the Company's number of clients and resulting business opportunities have grown, the Company has primarily used cash in the acquisition of finance receivables under its AR Advance Program and ABL Program. The Company's financing activities have provided the necessary source of funds for the acquisition of receivables. These financing activities have occurred from both debt and equity sources. The debt financing has been generated from draws on the Bank Facility. The sources of equity financing have been primarily from limited partner capital contributions. The Company increased its outstanding balances under the Bank Facility by $17.8 million during the year ended December 31, 1995, and increased these balances by $10.0 million and $24.7 million during the nine month periods ended September 30, 1995 and 1996, respectively. The Bank Facility was not available during the year ended December 31, 1994 and the Company relied upon its equity sources to provide the necessary funds to acquire finance receivables during that year. The limited partners provided capital contributions of $5.4 million and $7.6 million during the years ended December 31, 1994 and 1995, respectively, and $6.7 million and $12.0 million during the nine month periods ended September 30, 1995 and 1996, respectively. During such periods, the limited partners also received cash distributions from their capital accounts of $145,843 and $2.4 million during the years ended December 31, 1994 and 1995, respectively; and $1.2 million and $6.5 million during the nine month periods ended September 30, 1995 and 1996, respectively. Recently, the Company also received a commitment from ING for $100 million of financing under the proposed CP Facility.

  In conjunction with the Reorganization and in contemplation of the Offering, at the request of the Company, Fleet increased the committed line of credit under the Bank Facility from $35 million to $50 million. The Bank Facility is a revolving line of credit. The interest rates payable by the Company under the Bank Facility adjust, based on the prime rate of Fleet National Bank ("Fleet's prime rate"); however, the Company has the option to borrow any portion of the Bank Facility over $500,000 based on the 30-day, three-month or six-month LIBOR plus 3.0%. As of September 30, 1996, $42.6 million was outstanding under the Bank Facility. The Bank Facility contains financial and operating covenants, including the requirement that the Company maintain an adjusted tangible net worth of not less than $5.0 million and a ratio of total debt to equity of not more than 3.0 to 1.0. The Company anticipates that intercreditor arrangements to be entered into in connection with the proposed CP Facility will exclude borrowings under the proposed CP Facility from debt for purposes of calculating the debt-to-equity ratio. At September 30, 1996, the Company had an adjusted tangible net worth of approximately $24.2 million and the Company's ratio of total debt to equity was approximately 1.8 to 1.0. The expiration date for the Bank Facility is March 9, 1998, subject to automatic renewal for one-year periods thereafter unless terminated by Fleet. See "Risk Factors--Risk of Failure to Renew Funding Sources" and "Business-- Capital Resources."

  Under the terms of the proposed CP Facility, the Company will be able to borrow up to $100 million. The proposed CP Facility will require the Company to transfer advances and related receivables under its ABL Program or its AR Advance Program which meet certain criteria to a bankruptcy remote, special purpose subsidiary of the Company. The special purpose subsidiary will pledge the finance receivables transferred by the Company to Holland Limited Securitization Inc., a commercial paper conduit which is an affiliate of ING (the "Conduit"). The Conduit will lend against such pledged assets through the issuance of commercial paper. The proposed CP Facility will require the maintenance of a minimum overcollateralization percentage of 125%. Under the proposed CP Facility, ING can refuse to make any advances in the event the Company fails to maintain a tangible net worth of at least $20 million and to make advances in excess of $50 million in the event the Company fails to maintain a tangible net worth of at least $25 million. The maturity date for the proposed CP Facility will be five years from the closing of such facility. However, after three years, the program may be terminated by the Company without penalty. See "Risk Factors--Restrictive Debt Covenants" and "Business--Capital Resources."

  The Company requires substantial capital to finance its business. Consequently, the Company's ability to grow and the future of its operations will be affected by the availability and the terms of financing. In addition to the proceeds from the Offering, the Company expects to fund its future financing activities principally from (i) the proposed CP Facility, which will have a five-year term and (ii) the Bank Facility, which expires on March 9, 1998, subject to automatic renewals for one-year periods thereafter unless terminated by Fleet. While the Company expects to be able to obtain or renew these facilities and to have continued access to other sources of credit after expiration of these facilities, there is not assurance that such financing will be available, or, if available, that it will be on terms favorable to the Company. See "Risk Factors--Risk of Failure to Renew Funding Sources".

INTEREST RATE SENSITIVITY

  Interest rate sensitivity refers to the change in interest spread between the yield on the Company's portfolio and the cost of funds necessary to finance the portfolio (i.e., the Bank Facility and the proposed CP Facility) resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings are affected. The interest rates charged on the ABL Program adjust based upon changes in the prime rate. The fees charged on the AR Advance Program are fixed at the time of any advance against a batch of receivables, although such fees may increase depending upon the timing of collections of receivables within the batch. The interest rates on the Company's term loans are generally fixed at origination for stated maturities generally of one year or less. The interest rates payable by the Company under the Bank Facility adjust, based on Fleet's prime rate; however, the Company has the option to borrow any portion of the Bank Facility over $500,000 based on the 30-day, three-month or six-month LIBOR plus 3.0%. The interest rate on the proposed CP Facility will adjust based upon changes in commercial paper rates. Because the Company expects to finance most of the ABL Program activity through the proposed CP Facility, there exists some interest rate risk since the interest rate on advances to the Company's clients under the ABL Program will adjust based on the prime rate, and the interest rate on most of the Company's liabilities under the proposed CP Facility will adjust based on commercial paper rates. Such limited interest rate sensitivity on the ABL Program portfolio is not expected to have a material effect on the Company's net interest income if interest rates change. Additionally, because the AR Advance Program portfolio's fees are generally fixed and will be financed with both the proposed CP Facility and the Bank Facility which adjust with changes in commercial paper rates and the prime rate, respectively, there exists interest rate sensitivity with respect to the AR Advance portfolio which, if interest rates increase significantly, could have a material adverse effect on the Company's net interest income. However, this interest rate sensitivity is mitigated by the fact that the Company does not make long-term commitments in the AR Advance Program and therefore retains substantial flexibility to negotiate fees based on changes in interest rates. Interest rate sensitivity also exists with respect to the Company's term loans which at September 30, 1996 constituted less than 3.6% of the Company's assets.

INFLATION

  Inflation has not had a significant effect on the Company's operating results to date.

                      SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected historical financial data. The selected historical statements of operations and balance sheet data presented below were derived from the combined financial statements of HealthCare Financial Partners, Inc. and DEL as of and for the period from inception (April 22, 1993) through December 31, 1993, the two years ended December 31, 1994 and 1995 and for the nine month periods ended September 30, 1995 and 1996, and of Funding as of and for the period from inception (September 12, 1994) through December 31, 1994, the year ended December 31, 1995, and for the nine month periods ended September 30, 1995 and 1996. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Historical Financial Condition and Historical Results of Operation" and the combined financial statements, including the notes thereto, of HealthCare Financial Partners, Inc. and DEL, and the financial statements of Funding, including the notes thereto, appearing elsewhere in this Prospectus.

HEALTHCARE FINANCIAL PARTNERS, INC. AND DEL COMBINED

                                                                               AT OR FOR THE
                                                        AT OR FOR THE            NINE MONTH
                                                          YEAR ENDED            PERIOD ENDED
                          AT OR FOR THE PERIOD FROM      DECEMBER 31,          SEPTEMBER 30,
                          INCEPTION (APRIL 22, 1993) ---------------------  ---------------------
                          THROUGH DECEMBER 31, 1993    1994        1995        1995       1996
                          -------------------------- ---------  ----------  ----------  ---------
STATEMENT OF OPERATIONS
 DATA
 Fee income.............           $    856          $  13,036  $  565,512  $  395,780  $ 842,458
 Interest expense.......                --               3,975      79,671      45,526    156,957
                                   --------          ---------  ----------  ----------  ---------
 Net fee income.........                856              9,061     485,841     350,254    685,501
 Provision for losses on
  receivables...........             18,745              2,102      45,993      45,993     75,311
                                   --------          ---------  ----------  ----------  ---------
 Net fee income after
  provision for losses
  on receivables........            (17,889)             6,959     439,848     304,261    610,190
 Operating expenses.....             30,204            439,514   1,472,240     769,537  1,371,819
 Other income (loss)....             23,772            106,609   1,221,837     652,092  1,007,987
                                   --------          ---------  ----------  ----------  ---------
 Income (loss) before
  income taxes..........            (24,321)          (325,946)    189,445     186,816    246,358
 Income taxes
  (benefit).............                --                 --       (5,892)        --     (13,268)
                                   --------          ---------  ----------  ----------  ---------
 Net income
  (loss)(1)(2)..........           $(24,321)         $(325,946) $  195,337  $  186,816  $ 259,626
                                   ========          =========  ==========  ==========  =========
 Pro forma provision for
  income taxes(1).......                                        $   73,884              $  96,080
                                                                ----------              ---------
 Pro forma net
  income(1).............                                        $  115,561              $ 150,278
                                                                ==========              =========
BALANCE SHEET DATA
 Finance receivables....           $115,454          $ 279,148  $2,552,441  $2,167,884  $     --
 Allowance for losses on
  receivables...........             18,475             20,847      66,840      66,840        --
 Total assets...........            329,588            344,850   2,669,939   2,009,403    645,504
 Client holdbacks.......             21,729            112,374     814,607     666,945        --
 Line of credit.........                --                 --    1,433,542     798,840        --
 Total liabilities......            203,534            558,759   2,795,404   2,036,495  1,316,150
 Limited partners'
  capital...............            155,410            144,857     415,305     465,177     47,187
 Stockholders' deficit..            (29,356)          (358,766)   (540,770)   (492,269)  (717,833)

FUNDING

                                                                             AT OR FOR THE
                                                                              NINE MONTH
                                                        AT OR FOR THE        PERIOD ENDED
                           AT OF FOR THE PERIOD FROM     YEAR ENDED          SEPTEMBER 30,
                         INCEPTION (SEPTEMBER 12, 1994) DECEMBER 31,    -----------------------
                           THROUGH DECEMBER 31, 1994        1995           1995        1996
                         ------------------------------ -------------   ----------- -----------
STATEMENT OF OPERATIONS
DATA
 Fee income.............           $  278,716            $ 4,248,992(3) $ 2,419,012 $ 5,234,832
 Interest income........                2,770                403,659        163,365   2,211,007
                                   ----------            -----------    ----------- -----------
  Total fee and interest
   income...............              281,486              4,652,651      2,582,377   7,445,839
 Interest expense.......                  --                 554,885        207,834   2,147,374
                                   ----------            -----------    ----------- -----------
  Net fee and interest
   income...............              281,486              4,097,766      2,374,543   5,298,465
 Provision for losses on
  receivables...........              326,792                171,395        171,395     537,805
                                   ----------            -----------    ----------- -----------
  Net fee and interest
   income after
   provision for losses
   on receivables.......              (45,306)             3,926,371      2,203,148   4,760,660
 Operating expenses.....              166,317              1,024,057        737,901   1,226,393
                                   ----------            -----------    ----------- -----------
 Net income (loss) (1)
  (2)...................           $ (211,623)           $ 2,902,314    $ 1,465,247 $ 3,534,267
                                   ==========            ===========    =========== ===========
 Pro forma provision for
  income taxes (1)......                                 $ 1,131,902    $   571,446 $ 1,378,364
                                                         -----------    ----------- -----------
 Pro forma net income
  (1)...................                                 $ 1,770,412    $   893,801 $ 2,155,903
                                                         ===========    =========== ===========
BALANCE SHEET DATA
 Finance receivables....           $6,012,475            $37,164,708    $25,494,809 $79,566,908
 Allowance for losses on
  receivables...........              326,792                498,187        498,187   1,035,992
 Total assets...........            7,754,522             38,979,184     27,669,229  81,749,526
 Client holdbacks.......            2,362,800              8,175,870      5,131,116  16,212,360
 Line of credit.........                  --              16,374,318      9,178,359  42,607,630
 Total liabilities......            2,629,651             26,140,008     15,899,478  59,867,518
 Partners' capital......            5,124,871             12,839,176     11,769,751  21,882,008

--------
(1) Net income for HealthCare Financial Partners, Inc. and DEL combined is presented with DEL on a partnership reporting basis for tax purposes and net income for Funding is presented on a partnership reporting basis for tax purposes (i.e. no provision for income tax included in their historical financial statements). A pro forma tax rate of 39% was applied to calculate the pro forma income tax provision and the pro forma net income amounts.
(2) Historical earnings per share is not presented because it is not meaningful due to the partnership reporting basis for DEL and Funding and to the Reorganization. See "Pro Forma Financial Information" for pro forma net income per share information.
(3) Includes $430,000 of fees resulting from the acquisition of certain receivables from MediMax. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Overview."

   MANAGEMENT'S DISCUSSION ANDANALYSIS OF HISTORICAL FINANCIAL CONDITION AND
                       HISTORICAL RESULTS OF OPERATIONS

  Due to the structure of the Company's operations prior to the Reorganization, the Company's historical financial condition and results of operations will not be comparable to the Company's future operations following the Reorganization and the Offering. The following discussion only pertains to the Company's historical financial condition and results of operations, and therefore should be read in conjunction with "Selected Historical Financial Data," the combined financial statements, including the notes thereto of HealthCare Financial Partners, Inc. and DEL, and the financial statements, including the notes thereto of Funding. See "Pro Forma Financial Information" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations."

HEALTHCARE FINANCIAL PARTNERS, INC. AND DEL COMBINED RESULTS OF OPERATIONS

 Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

  Total fee income increased from $395,780 for the nine month period ended September 30, 1995 to $842,458 for the nine month period ended September 30, 1996, a 112.9% increase. This increase was the result of an increase of $2.3 million in average finance receivables for the nine month period ended September 30, 1996, compared to the nine month period ended September 30, 1995. This increase in finance receivables was due to increased marketing efforts to new clients and acquisition of additional finance receivables from existing clients during this period. Since the annualized yield on finance receivables increased from 14.7% at September 30, 1995 to 31.6% at September 30, 1996, the increase in total fee and interest income was due to growth in finance receivables and an increase in yield. Interest expense increased from $45,526 for the nine month period ended September 30, 1995 to $156,957 for the comparable period in 1996, a 244.8% increase. This increase in interest expense was the result of higher average borrowings to support the growth of HealthCare Financial Partners, Inc. and DEL. Prior to March 1995, HealthCare Financial Partners, Inc. and DEL financed their operations solely through equity. The use of borrowings financed the growth of HealthCare Financial Partners, Inc. and DEL after March 1995. The average cost of funds decreased from 11.3% for the nine months ended September 30, 1995 to 9.3% for the nine months ended September 30, 1996. Because of the overall growth of HealthCare Financial Partners, Inc. and DEL and increased leverage, net fee and interest income increased from $350,254 for the nine month period ended September 30, 1995 to $685,501 for the nine month period ended September 30, 1996, a 95.7% increase. The increase in the yield on finance receivables coupled with a lower cost of funds resulted in an increase of 280 basis points in the annualized net interest margin from 22.9% for the nine months ended September 30, 1995 to 25.7% for the nine months ended September 30, 1996.

  The provision for losses on receivables increased from $45,993 for the nine month period ended September 30, 1995 to $75,311 for the nine month period ended September 30, 1996, a 63.7% increase. This increase is primarily attributable to an increase in outstanding finance receivables. Neither HealthCare Financial Partners, Inc. nor DEL experienced credit losses in either nine month period.

  Operating expenses increased from $769,537 for the nine month period ended September 30, 1995 to $1.4 million for the comparable period in 1996, a 78.3% increase. This increase was a result of increases of 88.8% in compensation and benefits due to hiring additional personnel, 28.7% in rent expense due to the leasing of additional space, 50.5% in professional fees due to growth in financing activities, as well increases in other operating expenses which were necessary to support the expansion of the operations of HealthCare Financial Partners, Inc. and DEL.

  Other income, consisting primarily of amounts paid by Funding as management fees and partnership income, increased from $652,092 for the nine month period ended September 30, 1995 to $1.0 million for the nine month period ended September 30, 1996, an increase of 54.6%, as a result of the expansion of Funding's operations.

  Net income increased from $186,816 for the nine month period ended September 30, 1995 to net income of $259,626 for the comparable period in 1996, a 39.0% increase, primarily as a result of the growth in finance receivables and other income as set forth above.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Total fee income increased from $13,036 for the year ended December 31, 1994 to $565,512 for the year ended December 31, 1995. This increase was the result of a $1.4 million increase in the average outstanding finance receivables for 1995 compared to 1994 due to increased marketing efforts to new clients and the acquisition of additional finance receivables from existing clients during this period. Additionally, the annualized yield on finance receivables increased from 11.5% in 1994 to 36.9% in 1995. Thus, the growth in total fee and interest income was due to both the growth in the average outstanding finance receivables and the increase in the annualized yield. The increase in interest expense from $3,975 for the year ended December 31, 1994 to $79,671 for the year ended December 31, 1995, was the result of the commencement of borrowings to support growth. Net fee and interest income increased from $9,061 for the year ended December 31, 1994 to $485,841 for the year ended December 31, 1995. This increase was attributable both to the overall growth in finance receivables, and to the increase in the net interest margin from 8.0% for the year ended December 31, 1994 to 31.7% for the year ended December 31, 1995. The average cost of funds for the year ended December 31, 1995 was 11.3%.

  The provision for losses on receivables increased from $2,102 for the year ended December 31, 1994 to $45,993 for the year ended December 31, 1995. This increase is primarily attributable to the increase in its outstanding finance receivables. Neither HealthCare Financial Partners, Inc. nor DEL experienced credit losses in either period.

  Operating expenses increased from $439,514 for the year ended December 31, 1994 to $1.5 million for the year ended December 31, 1995. These increases were the direct result of the increased level of activity in the year ended December 31, 1995. During that period, compensation and benefits increased 510.2%, due to hiring additional personnel, rent expense increased 121.4% due to the leasing of additional space and professional fees increased 156.3% due to growth in financing activities. Other operating expenses increased as well.

  Other income increased from $106,609 for the year ended December 31, 1994 to $1.2 million for the year ended December 31, 1995, as a result of the expansion of HealthCare Financial Partners, Inc., and DEL's operations.

  Net income increased from a loss of $325,946 for the year ended December 31, 1994 to net income of $195,337, for the year ended December 31, 1995, a 159.9% increase, primarily as a result of the growth in finance receivables and other income described above.

 Year Ended December 31, 1994 Compared to Period Ended December 31, 1993

  Because HealthCare Financial Partners, Inc. and DEL had only limited operations for the period ended December 31, 1993, period-to-period comparisons are not meaningful.

FUNDING RESULTS OF OPERATIONS

 Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

  Total fee and interest income increased from $2.6 million for the nine month period ended September 30, 1995 to $7.4 million for the nine month period ended September 30, 1996, a 188.3% increase. This increase was principally the result of Funding's introduction of the ABL Program and the corresponding increase of $21.8 million in average ABL Program finance receivables for the nine month period ended September 30, 1996. At September 30, 1995, Funding had recently initiated the ABL Program and had only 11 clients participating in the program. By September 30, 1996, Funding had 37 clients participating in the ABL Program. The interest earned in the ABL Program accounted for $2.0 million of the $4.8 million growth in fee and interest income. Additionally, through increased marketing efforts, Funding increased its client base in the AR Advance Program during this period from 63 to 73 clients, a 15.9% increase. Acquisition of finance receivables from existing clients also increased during this period. Since the annualized yield on finance receivables declined from 24.9% to 17.2%, the increase in fee and interest income was due to growth in finance receivables, somewhat offset by the decrease in yield. Interest expense increased from $207,834 for the nine month period ended September 30, 1995 to $2.1 million for the comparable period in 1996. This increase in interest expense was the result of higher average borrowings required to support Funding's growth. The average cost of funds decreased from 12.5% for the nine months ended September 30, 1995, to 10.3% for the nine months ended September 30, 1996. Prior to March,

1995, Funding financed its operations solely through equity. The use of borrowings financed Funding's growth after March 1995. Because of Funding's overall growth and increased leverage, net fee and interest income increased from $2.4 million for the nine month period ended September 30, 1995 to $5.3 million for the nine month period ended September 30, 1996, a 123.1% increase. The increase in borrowings, combined with a lower yield on finance receivables, resulted in a decrease in the annualized net interest margin, from 22.9% for the nine months ended September 30, 1995 to 12.2% for the nine months ended September 30, 1996.

  Funding's provision for losses on receivables increased from $171,395 for the nine month period ended September 30, 1995 to $537,805 for the nine month period ended September 30, 1996, a 213.8% increase. This increase is principally attributable to an increase in outstanding finance receivables. Funding experienced no credit losses in either nine month period.

  Operating expenses increased from $737,901 for the nine month period ended September 30, 1995 to $1.2 million for the comparable period in 1996, a 66.2% increase. This increase was the result of an increase of 107.5% in professional fees due to growth in financing activities and a 32.5% increase in licensing fees as well as increases in other operating expenses, all relating to the expansion of Funding's operations.

  Net income increased from $1.5 million for the nine month period ended September 30, 1995 to $3.5 million for the comparable period in 1996, a 141.2% increase. This increase was a direct result of overall growth in Funding's finance receivables described above, as well as Funding's purchase of DEL's assets. See "Certain Transactions".

 Year Ended December 31, 1995 Compared to Period Ended December 31, 1994

  Total fee and interest income increased from $281,486 for the period December 31, 1994 to $4.7 million for the year ended December 31, 1995. Average outstanding finance receivables for 1995 increased by $14.4 million as compared with 1994. Several factors contributed to this increase: (i) Funding commenced operations in September, 1994; (ii) the partner's invested capital in Funding grew from $5.1 million at December 31, 1994 to $12.8 million at December 31, 1995; (iii) Funding initiated the ABL Program in 1995; and (iv) in September 1995, Funding purchased certain receivables of MediMax. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Overview." The annualized yield on finance receivables increased from 21.9% in 1994 to 25.6% in 1995. Thus, the increase in total fee and interest income can be attributed to increases in both yield and volume. Prior to March 1995, Funding financed its operations solely through equity. The use of borrowings financed the Company's growth after March, 1995. As a result, interest expense increased from $0 for the period ended December 31, 1994 to $554,885 for the year ended December 31, 1995. The average cost of funds for the year ended December 31, 1995 was 11.9%. Net fee and interest income increased from $281,486 for the period ended December 31, 1994 to $4.1 million for the year ended December 31, 1995. Although Funding did not have any interest expense in 1994, the annualized net interest margin increased slightly from 21.9% in 1994 to 22.5% in 1995. This increase in net interest margin was due to the increase in the yield on finance receivables. The increase in net fee and interest income can be attributed to growth in both volume and yield.

  Funding's provision for losses on receivables decreased from $326,792 for the period ended December 31, 1994 to $171,395 for the year ended December 31, 1995. This decrease is primarily attributable to a decrease in average client balances. Funding experienced no credit losses in either period.

  Operating expenses increased from $166,317 for the period ended December 31, 1994 to $1.0 million for the year ended December 31, 1995. This increase resulted from Funding's commencement of operations in September 1994 and to the increase in expenses necessary to support the increase in Funding's operations. Funding experienced an increase of 233.3% in management fees, 1,364.6% in professional fees due to growth in financing activities, 559.0% in licensing fees and increases in other operating costs, all related to the expansion of Funding's operations. Funding only operated for four months in 1994.

  Net income increased from a loss of $211,623 for the period ended December 31, 1994 to net income of $2.9 million for the year ended December 31, 1995, a direct result of overall growth in Funding's finance receivables described above.

OTHER INFORMATION

  For other information regarding the financial condition and results of operations of HealthCare Financial Partners, Inc., DEL and Funding see "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations."

                                   BUSINESS

GENERAL

  The Company is a specialty finance company offering asset-based financing to healthcare service providers, with a primary focus on clients operating in sub-markets of the healthcare industry, including long-term care, home healthcare and physician practices. The Company also provides asset-based financing to clients in other sub-markets of the healthcare industry, including pharmacies, durable medical equipment suppliers, hospitals, mental health providers, rehabilitation companies and disease state management companies. The Company targets small and middle market healthcare service providers with financing needs in the $100,000 to $10 million range in healthcare sub-markets which have favorable characteristics for working capital financing, such as those where growth, consolidation or restructuring appear likely in the near to medium term. Management believes that the Company's healthcare industry expertise and specialized information systems, combined with its responsiveness to clients, willingness to finance relatively small transactions, and flexibility in structuring transactions, give it a competitive advantage in its target markets over commercial banks, diversified finance companies and traditional asset-based lenders. From its inception in 1993 through September 30, 1996, the Company has advanced $495.7 million to its clients in 166 transactions, including $299.5 million advanced during the nine months ended September 30, 1996. The Company had 102 clients as of September 30, 1996, of which 35 were affiliates of one or more other clients. The average amount outstanding per client at September 30, 1996 was approximately $863,000. For the year ended December 31, 1995, the Company's pro forma net income was $1.5 million, and for the nine month period ended September 30, 1996 the Company's pro forma net income was $2.0 million. See "Pro Forma Financial Information." For the nine months ended September 30, 1996, the Company's annualized yield on finance receivables was 18.0%.

HEALTHCARE INDUSTRY

  According to Healthcare Financing Administration ("HCFA") estimates, total domestic healthcare expenditures for 1995 exceeded $1.0 trillion, or 14.2% of gross domestic product, compared to expenditures of $428.2 billion or 10.2% of gross domestic product in 1985. The annual compound growth rate of healthcare expenditures from 1985 to 1995 was 8.9%. The breakdown of estimated healthcare expenditures for 1995 is as follows (dollars in billions):

     HEALTHCARE INDUSTRY SEGMENT                       ESTIMATED 1995 EXPENDITURES
     ---------------------------                       ---------------------------
     Acute Care (hospitals)...........................          $  364.5
     Physician Services...............................             198.0
     Other Medical Non-Durables.......................              84.7
     Long-Term Care (nursing homes)...................              80.2
     Other Professional Services......................              62.9
     Insurance--net of healthcare costs...............              51.9
     Dental Services..................................              42.9
     Home Healthcare..................................              27.9
     Government Public Health.........................              27.9
     Other Personal Care..............................              22.7
     Research.........................................              15.9
     Construction.....................................              14.2
     Vision Products and Other Medical Durables.......              13.9
                                                                --------
       Total..........................................          $1,007.6
                                                                ========

--------
Source: HCFA, Office of the Actuary.

  The Company believes that there are several distinct trends that will continue to fuel the demand for and the dollar value of healthcare services in the United States and the demand for the Company's services, including: (i) dramatic change driven by governmental and market forces which have put pressure on healthcare service providers to reduce healthcare delivery costs and increase efficiency, often resulting in short-term working capital requirements by such providers as their businesses grow; (ii) favorable demographic trends, including both the general increase in the U.S. population and the aging of the U.S. population, which should increase the size of the Company's principal target markets; (iii) growth, consolidation and restructuring of fragmented sub-markets of healthcare, including long-term care, home healthcare and physician services; and (iv) advances in medical technology, which have increased demand for healthcare services by expanding the types of diseases that can be effectively treated and by extending the population's life expectancy.

  According to HCFA, total annual expenditures in the long-term care market grew from $30.7 billion in 1985 to an estimated $80.2 billion in 1995, and are projected to grow to $121.2 billion by the year 2000. The Company's long-term care clients include single nursing home operators (1-2 homes), small nursing home chains (3-10 homes) and regional nursing home chains (11-50 homes). According to the Guide to the Nursing Home Industry published by HCIA, Inc., the long-term care industry remains widely diversified and fragmented, with all nursing home chains controlling only 34.5% of the market, and the largest 20 chains constituting only 18.0% of the market.

  According to HCFA, total annual home healthcare expenditures grew from $5.6 billion in 1985 to an estimated $27.9 billion in 1995, and are projected to grow to $45.9 billion by the year 2000. According to the National Association of Health Care, the number of Medicare certified home health agencies has grown from 5,983 in 1985 to 9,120 in 1995. The home healthcare business remains highly fragmented, with only a small percentage of such companies having any significant market share.

  According to HCFA, the physician services market grew from $83.6 billion in 1985 to an estimated $198.0 billion in 1995, and is projected to grow to $309.8 billion by the year 2000. The American Medical Association ("AMA") reports that approximately 562,000 physicians are actively involved in patient care in the U.S., with a growing number participating in multi-specialty or single-specialty groups. According to the AMA, as of 1995, there were 19,787 physician groups with three or more physicians, while over two-thirds of all physicians still work in practices of one or two persons.

MARKET FOR HEALTHCARE RECEIVABLES FINANCING

  Businesses generally utilize working capital or accounts receivable financing to bridge the shortfall between the turnover of current assets and the maturity of current liabilities. A business will often experience this shortfall during periods of revenue growth because cash flow from new revenues lags behind cash outlays required to produce new revenues. For example, a growing labor intensive business will often need to fund payroll obligations before payments are received on new services provided or products produced. Many of the Company's clients are labor intensive and growing and therefore require accounts receivable financing to fund their growth.

  In addition to the Company, working capital financing for small and middle market healthcare service providers is currently provided by several different sources. Some commercial banks and diversified finance companies have formed groups or divisions to provide working capital financing for healthcare service providers. Such groups or divisions generally focus on providing financing to companies with borrowing needs in excess of $5 million, and often require more extensive collateral in addition to accounts receivable to secure such financing. As a general matter, these lenders typically have been less willing to provide financing to healthcare service providers of the types served by the Company because such lenders have not developed the healthcare industry expertise needed to underwrite smaller healthcare service companies or the specialized systems necessary for tracking and monitoring healthcare receivables transactions, which are different from traditional accounts receivable finance transactions. Several independent healthcare finance companies that have raised funds through securitization programs also provide financing to healthcare service providers. However, many of the financing programs offered by such securitization companies are often rigid and cumbersome for healthcare service providers to implement because, among other things, securitization programs typically impose more stringent and inflexible qualification requirements on borrowers and also impose concentration and other limitations on the asset portfolio, as a result of rating agency and other requirements.

  Management believes that the growth in healthcare expenditures, the consolidation of certain segments of the healthcare market, and the reorganization of the healthcare delivery system (caused by both cost containment pressures and the introduction of new products and services), will have positive effects on the demand for the Company's services since they in many cases will increase the working capital needs of the Company's clients. Historically, these trends have affected different sub-markets of the healthcare industry at different times. The Company expects these trends to continue, thereby providing the Company with long-term growth opportunities.

STRATEGY

  The Company's goal is to be the leading finance company in its targeted sub-markets of the healthcare services industry. The Company's strategy for growth is based on the following key elements:

  Target sub-markets within the healthcare industry that have favorable characteristics for working capital financing, such as fragmented sub-markets experiencing growth, consolidation or restructuring. At September 30, 1996, 58.7% of the Company's portfolio consisted of finance receivables from businesses in the long-term care and home healthcare sub-markets, and management believes that growth, consolidation and restructuring in these sub-markets will continue to provide opportunities for the Company to expand. By continuing to focus on these sub-markets and by expanding its financing of the physician practice sub-market, the Company seeks to achieve attractive returns while controlling overall credit risk. In the future different healthcare sub-markets may experience increased demand for working capital, and the Company intends to be in a position to move into these new markets as opportunities arise.

  Focus on healthcare service providers with financing needs of between $100,000 and $10 million, a market that has been under served by commercial banks, diversified finance companies, traditional asset-based lenders and other competitors of the Company. Most commercial banks, diversified finance companies and traditional asset-based lenders have typically focused on providing financing to companies with borrowing needs in excess of $5 million. While actively pursuing healthcare service providers with borrowing needs of between $5 and $10 million, the Company primarily targets for its ABL Program clients that desire to borrow less than $5 million, and for its AR Advance Program clients that desire to borrow less than $1 million. The Company believes that its target market is much larger, in terms of the number of available financing opportunities, and is less competitive than the market servicing larger borrowing needs, thereby producing growth opportunities at attractive rates.

  Seek to introduce new financial products to leverage the Company's existing expertise in healthcare finance and its origination, underwriting and servicing capabilities within its target sub-markets. The Company employs significant resources in the origination, underwriting and servicing of clients in its target sub-markets. To further deepen its penetration of these sub-markets and to meet the changing financial needs of new and existing clients with a broader array of financial products, the Company intends to offer additional financing products such as cash flow loans and loans secured by equipment, inventory, real estate or stock. The Company has not designed or set the terms of any of such new products, but will attempt to structure them to meet the needs of particular clients. The Company intends to originate these products directly as an adjunct to its existing ABL Program and AR Advance Program relationships, or as part of cooperative arrangements with other lenders where the origination and servicing relationship will remain with the Company. The Company will seek to selectively introduce such products to existing and new clients beginning in the first quarter of 1997, depending upon the needs of its clients, general economic conditions, the Company's resources and other relevant factors. The Company's objective in offering these new products is to diversify its revenue stream and enhance its growth opportunities.

  Enhance the Company's credit risk management and improve servicing capabilities through continued development of information management systems, which can also be used to assist the Company's clients in managing the growth of their businesses. The Company has developed proprietary information systems that effectively monitor its assets and which also serve as valuable tools to the Company's smaller less sophisticated clients in managing their working capital resources and streamlining their billing and collection efforts. The Company believes that this "servicing" capability provides a competitive advantage by strengthening relationships with clients, providing early identification of dilution of client accounts receivable, and increasing the Company's understanding of its clients' operational needs.

FINANCING PROGRAMS

  General. The Company provides asset-based financing to healthcare service providers primarily through the AR Advance Program and ABL Program.

  Accounts Receivable Advance Program. Under the AR Advance Program, the Company purchases, on a revolving basis, a specified batch of a client's accounts receivable owed to such client from third-party payors. The purchase price for each batch of receivables is the estimated net collectible value of such batch less a purchase discount, comprised of funding and servicing fees. The purchase discount can be either a one-time fee for each batch of receivables purchased or a periodic fee based on the average outstanding balance of a batch of receivables ranging from one to five percent of the net collectible value of such batch. With each purchase of a batch of receivables, the Company advances to the client 65%-85% (exclusive of the purchase discount) of the purchase price of such batch. The Company assigns a collection period to batches of receivables purchased which period generally ranges from 60 to 120 days from the purchase date depending on the type of receivables purchased. The excess of the purchase price for a batch of receivables over the amount advanced with respect to such batch (a "client holdback") is treated as a reserve and provides additional security to the Company. The Company targets smaller healthcare service providers for its AR Advance Program, for which commitments are generally less than $1 million and terms are generally for one year with renewal options. The average annualized yield on the AR Advance Program for the nine months ended September 30, 1996 was 19.7%. As of September 30, 1996, the Company was financing 75 clients in its AR Advance Program.

  Asset-Based Lending Program. Under the ABL Program, the Company offers healthcare service providers revolving lines of credit secured by accounts receivable. The terms of the Company's ABL Program permit a client to borrow, on a revolving basis, 65%-85% (exclusive of interest and fees) of the estimated net collectible value of the client's accounts receivable due from third-party payors, which are pledged to the Company. The Company charges its clients a base floating interest rate ranging from one to three percent (above the then applicable prime rate) and a variety of other fees which may include a loan management fee, a commitment fee, a set-up fee, and an unused line fee, which fees collectively range from one to four percent. The Company targets larger healthcare service providers for its ABL Program, for which the minimum commitment amount is $1 million and the maximum commitment amount is $10 million. The Company's advances under its ABL Program are recourse to the client and generally have a term of one to three years. The average annualized yield on the ABL Program for the nine months ended September 30, 1996 was 15.3%. As of September 30, 1996, the Company was financing 37 clients in its ABL Program, and the ABL Program constituted 42.1% of total finance receivables. At September 30, 1996, 10 clients were in both the ABL Program and AR Advance Program. The ABL Program has grown rapidly since inception, and, based on the Company's analysis of the needs of its clients, the Company expects that it will comprise an increasing percentage of the Company's total assets within the next several years. ABL Program loans are characterized by lower overall yields, but provide the Company with the opportunity to expand the range of potential clients while reducing costs as a percentage of finance receivables.

  Term Loans. To a lesser degree, from time to time the Company also provides its clients with fixed rate term loans secured by their receivables or other assets, generally in conjunction with either an ABL Program or AR Advance Program. At September 30, 1996, the Company had approximately $2.9 million in term loans outstanding, issued under 14 separate term loans, which amount outstanding represented less than 3.6% of the Company's assets. The average annualized yield on such term loans for the nine months ended September 30, 1996 was 14.1%.

  The following table sets forth on a pro forma basis the Company's portfolio activity at or for the periods indicated:
                              PORTFOLIO ACTIVITY

                                                    AS OF AND FOR THE QUARTER ENDED
                          -----------------------------------------------------------------------------------
                           MARCH 31,   JUNE 30,    SEPT. 30,   DEC. 31,    MARCH 31,   JUNE 30,    SEPT. 30,
                             1995        1995        1995        1995        1996        1996        1996
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
Finance Receivables--AR
 Advance Program........  $11,461,264 $14,603,602 $22,588,760 $33,446,520 $36,664,745 $39,989,071 $46,064,079
Finance Receivables--ABL
 Program................          --    1,581,478   5,073,933   6,270,629  20,783,045  25,924,458  33,502,829
Total Clients--AR
 Advance Program........           37          52          63          72          68          74          75
Number of New Clients--
 AR Advance Program.....            9          18          21          16          14          12           2
Total Clients--ABL
 Program................          --            4          11          13          22          24          37
Number of New Clients--
 ABL Program............          --            4           7           2           9           2          13
Average Finance
 Receivables Outstanding
 Per Client:
 AR Advance Program.....  $   309,764 $   280,839 $   358,552 $   464,535 $   539,187 $   540,393 $   614,188
 ABL Program............          --      395,370     461,267     482,356     864,684   1,080,186     905,482

OPERATIONS

  Marketing. The Company has developed low cost means of marketing its services on a nationwide basis to selected healthcare sub-markets. The Company primarily markets its services by telemarketing to prospective clients identified by the Company, advertising in industry specific periodicals and participating in industry trade shows. While the healthcare industry is large and diverse, the Company has been able to identify prospective clients through the retention of experienced marketing personnel with specific industry expertise and through analyses of selective information on the healthcare industry. At September 30, 1996, the Company employed a staff of eight sales and marketing representatives. The Company maintains a satellite marketing office in Boca Raton, Florida. Marketing personnel are compensated with a base salary plus performance bonuses. The Company's clients also assist the Company's marketing efforts by providing referrals and references. The Company has and will continue to rely primarily on direct marketing efforts to generate new clients for its services.

  The Company also markets its services by developing referral relationships with accountants, lawyers, venture capital firms, billing and collection companies and investment banks (which typically are professionals focusing on the healthcare industry and who have a pre-existing relationship with a prospective client). The Company usually does not pay a fee for referrals from professional firms. However, the Company has closed transactions with clients through referrals from independent brokers that generally specialize in the healthcare industry, which brokers have been paid a one-time brokerage commission upon the closing of a transaction. While not a primary focus of its marketing efforts, the Company expects to continue to generate referrals through independent brokers.

  Underwriting and Monitoring. The Company follows written underwriting and credit policies, and its credit committee, consisting of senior officers of the Company, must unanimously approve a transaction before the Company enters into either an ABL Program, AR Advance Program or term loan with a prospective client. The Company's underwriting policies require a due diligence review of the prospective client, its principals, its financial condition and strategic position, including a review of all available financial statements and other financial information, legal documentation and operational matters, as well as a detailed examination of its accounts receivable, accounts payable, billing and collection systems and procedures and management information systems. Such a review is conducted after the Company and the prospective client execute a non-binding term sheet, which requires the prospective client to pay a due diligence deposit to defray the Company's expenses. The Company's due diligence review is supervised by the sponsoring member of the credit committee, and is conducted by either an in-house field auditor or third-party consulting underwriters that have been approved by the credit committee. Such third-party underwriters are either certified public accountants or consultants with healthcare industry experience. The Company independently confirms certain matters with respect to the prospective client's business and the collectibility of its accounts receivable and any other collateral by conducting public record searches, and, where appropriate, by contacting third-party payors about the prospective client's receivables.

  In order to determine its estimate of the net collectible value of a prospective client's accounts receivable, the Company works with third-party claim verifiers, who conduct extensive due diligence to evaluate the receivables likely to be received within a defined collection period. Net collectible value due diligence typically includes: a review of historical collections by type of third-party payor; a review of remittance advice and information relating to claim denials (including explanations of benefits); a review of claims files and related medical records; and an analysis of billing and collections staff and procedures. In addition, third-party payors are contacted. Such third-party claim verifiers are also generally used on a periodic basis to determine the net collectible value of a client's accounts receivable. Claim verifiers include healthcare billing and collection companies, healthcare accounting firms with expertise in reviewing cost reports filed with Medicaid and Medicare, and specialized consultants with expertise in certain sub-markets of the healthcare industry. Claim verifiers are pre-approved by the Company's credit committee. When deemed necessary by the Company for credit approval, the Company may obtain corporate or personal guaranties or other collateral in connection with the closing of a transaction.

  The Company monitors the collections of client accounts receivable and its finance receivables on a daily basis. Each client is assigned an account manager, who receives draw and advance requests, posts collections and serves as the primary contact between the Company and the client. All draw or advance requests must be approved by the Company's senior credit officer or a member of the Company's credit committee. At September 30, 1996, the Company employed seven account managers in its Chevy Chase, Maryland headquarters. The Company's proprietary information systems enable the Company to monitor each client's account, as well as permit management to evaluate and mitigate against risks on a portfolio basis. See "--Information Systems." In addition, the Company conducts audits of the client's billing and collection procedures, financial condition and operating strategies at least annually, and more frequently if warranted, particularly with respect to the ABL Program, where audits are usually conducted on a quarterly basis. Such audits are conducted by in-house field auditors or by third-party consulting underwriters.

  Documentation. The Company's documentation for the ABL Program and AR Advance Program is described below.

  ABL Program. Advances under the ABL Program are made pursuant to a loan and
  -----------
security agreement ("ABL Agreement"), a note, and ancillary documents. ABL Agreements generally have stated terms of one year, with automatic one-year extensions, and provide for payment of liquidated damages to the Company in the event of early termination by the client. Under the ABL Program, the Company generally advances only 65% to 85% of the Company's estimate of the net collectible value of client receivables from third-party payors. As security for such advances, the Company is granted a first priority security interest in all of the client's then-existing and future accounts receivable, and frequently obtains a security interest in inventory, goods, general intangibles, equipment, deposit accounts, cash, other assets and proceeds (the "Collateral").

  Clients who borrow under the ABL Program are subject to a number of negative covenants set forth in the ABL Agreement, including covenants limiting additional borrowings, restricting the client's ability to pledge assets, prohibiting payment by the client of dividends or management fees or returning capital to investors, and imposing minimum net worth and, if applicable, minimum census requirements. In the event of a client default, all debt owing under the ABL Agreement may be accelerated and the Company may exercise its rights, including foreclosing on the Collateral.

  AR Advance Program. Advances under the AR Advance Program are made pursuant
  ------------------
to a Receivables Purchase and Sale Agreement (the "AR Agreement") and are structured as purchases of eligible accounts receivable designated from time to time on a "batch" basis. AR Agreements provide for the Company's purchase of eligible accounts receivable offered by the client from time to time to the Company. AR Agreements generally have stated terms of one to three years, with automatic one-year extensions. The client is required to sell to the Company a minimum amount of eligible accounts receivable each month during the term of an AR Agreement; however, the Company's total investment in eligible accounts receivable under an AR Agreement is limited to a specified "commitment" amount. The Company may accept or reject in its discretion any portion of eligible accounts receivable offered for sale by the client to the Company. Although accounts receivable purchased by the Company under the AR Advance Program are assigned to the Company pursuant to the AR Agreement, the client retains its rights to receive payment and to make claims with respect to Government Program-related receivables.

  The purchase price for each batch of eligible accounts receivable under the AR Advance Program is the estimated net collectible value of the such receivables less a purchase discount, comprised of funding and servicing fees. An amount equal to 65% to 85% of the purchase price is paid to the client; the Company retains the balance of the purchase price as a reserve, held as additional security for the client's obligations under the AR Agreement. The reserve is released to the client (i) upon receipt by the Company of payments relating to the receivables in an amount equal to the estimated net collectible value of the receivables or (ii) upon expiration of the collection period assigned to the respective batch of receivables, except that if the Company has not received payments at least equal to the purchase price for the receivables, then the Company may at its option either (x) offset any shortfall against reserves relating to any other batch or from amounts due to the client from the sale of other batches, or (y) require the client to replace the uncollected receivables with substitute eligible accounts receivable.

  The AR Agreement also contemplates that the client may grant to the Company a security interest in other assets of the client as may be mutually agreed. In addition, pursuant to the AR Agreement, the client agrees to indemnify the Company for all losses arising out of or relating to the AR Agreement.

  Under the AR Agreement, the client covenants to notify payors of the sale of accounts receivable to the Company and to assist the Company in collecting payments on the purchased receivables and causing such payments to be remitted to the Company. The client agrees to instruct all payors that payments are to be made to such lockbox or other account as the Company may direct.

  Collection Procedures. The Company's cash collection procedures vary by (i) the type of program provided by the Company, either the AR Advance Program or the ABL Program, and (ii) the type of accounts receivable due and owing to clients from either insurance companies and health maintenance organizations ("Commercial Insurers"), Government Programs, or in certain limited circumstances, other healthcare service providers.

  Receivables due and owing from Government Programs are subject to certain laws and regulations not applicable to commercial insurers. Except in certain limited cases, Medicare and Medicaid laws and regulations provide that payments for services rendered under Government Programs can only be made to the healthcare service provider that has rendered the services. See "Risk Factors--Inability to Collect Healthcare Receivables Directly From Medicare and Medicaid."

  With respect to the ABL Program, clients continue to bill and collect accounts receivable in the ordinary course of business. Clients are required to maintain a lockbox account and a related depository account. If Government Program-related receivables are involved, the lockbox is maintained in the name of the client and the depository account is maintained in the name of the Company. If no such receivables are involved, both the lockbox and the depository account are maintained in the name of the Company. In each case, all of the client's collections are required to be directed to the lockbox, and all items of payment received in the lockbox are deposited daily into the depository account. The Company applies funds received in the depository account on a daily basis to reduce outstanding indebtedness under the ABL Agreement. Collections received directly by clients are required to be immediately remitted to the lockbox.

  With respect to the AR Advance Program, clients continue to bill and collect accounts receivable in the ordinary course of business; provided, however, that subject to certain limitations applicable to Government

Program-related receivables, the Company retains the right to assume the billing and collection process upon notice to the client. The Company maintains a general lockbox in the Company's name into which payments with respect to all receivables purchased from clients in the AR Advance Program, other than Government Program-related receivables, are required to be remitted. If a client in the AR Advance Program generates Government Program-related receivables, the client is required to establish a lockbox in the client's name into which payments on such receivables are to be directed. Balances from all lockboxes maintained in connection with the AR Advance Program are swept on a daily basis to the Company.

  The following table sets forth the percentages of the Company's finance receivables in the AR Advance Program and the ABL Program as of September 30, 1996 by type of third-party payor.

                 FINANCE RECEIVABLES BY THIRD-PARTY PAYOR TYPE

                                                     AS OF SEPTEMBER 30, 1996
                                                    ---------------------------
                                                      AR
                                                    ADVANCE   ABL      TOTAL
                                                    PROGRAM PROGRAM RECEIVABLES
                                                    ------- ------- -----------
Third Party
 Payors
-----------
Commercial Insurers/Contract Claims................  60.5%   31.8%     49.7%
Government Programs:
  Medicare.........................................  18.0    32.6      23.5
  Medicaid.........................................  12.3    35.6      21.1
                                                     ----    ----      ----
    Total Government Programs......................  30.3    68.2      44.6
Other Healthcare Service Providers.................   9.2      --       5.7

CLIENTS

  The Company's client base is diversified. As of September 30, 1996, the Company was servicing clients located in 33 states across the country, in a number of different sub-markets of the healthcare industry, with a concentration in the long-term care and home healthcare industries.

                              PORTFOLIO ANALYSIS

                                             AS OF SEPTEMBER 30, 1996
                                   --------------------------------------------
                                   NUMBER OF  PERCENT OF   FINANCE   PERCENT OF
                                   CLIENTS(1)  CLIENTS   RECEIVABLES PORTFOLIO
                                   ---------- ---------- ----------- ----------
Industry Group
--------------
Home Healthcare ..................     36        35.2%   $17,846,755    22.4%
Long-Term Care....................     24        23.5     24,057,407    30.2
Physician Practice................     12        11.8      2,595,417     3.3
Mental Health.....................     11        10.8     10,249,922    12.9
Rehabilitation....................      7         6.8      4,815,458     6.1
Durable Medical Equipment.........      6         5.9      1,582,061     2.0
Diagnostic........................      2         2.0        187,531     0.2
Hospital..........................      2         2.0     13,621,889    17.1
Other.............................      2         2.0      4,610,468     5.8
                                      ---       -----    -----------   -----
  Total...........................    102       100.0%   $79,566,908   100.0%
                                      ===       =====    ===========   =====
Program Breakdown
-----------------
AR Advance Program................     75        67.0%   $46,064,079    57.9%
ABL Program.......................     37        33.0     33,502,829    42.1
                                      ---       -----    -----------   -----
  Total...........................    112       100.0%   $79,566,908   100.0%
                                      ===       =====    ===========   =====

--------
(1) At September 30, 1996, ten clients were in both the AR Advance Program and ABL Program.

CAPITAL RESOURCES

  Sources of capital available to the Company to fund advances under the ABL Program and advances against accounts receivable under the AR Advance Program have included the Bank Facility, partnership equity, stockholders' equity, and upon the closing of the proposed CP Facility, will include the CP Facility.

  Bank Facility. The Bank Facility is a revolving line of credit for up to $50 million. The interest rates payable by the Company under the Bank Facility adjust, based on Fleet's prime rate; however, the Company has the option to borrow any portion of the Bank Facility over $500,000 based on the 30-day, three-month or six-month LIBOR plus 3.0%. The Bank Facility contains certain financial covenants which must be maintained by the Company in order to obtain funds. The expiration date for the Bank Facility is March 9, 1998, subject to automatic renewal for one-year periods thereafter unless terminated by Fleet. See "Risk Factors--Risk of Failure to Renew Funding Sources."

  Proposed CP Facility. Under the terms of the proposed CP Facility, the Company will be able to borrow up to $100 million. The Company will form a bankruptcy remote, special purpose corporation to which the Company will transfer loans and receivables which meet certain conditions and as to which the Company will make certain representations and warranties. The special purpose corporation will pledge the loans and receivables to a commercial paper conduit sponsored by ING which will lend against such assets through the issuance of commercial paper. The maturity date for the proposed CP Facility will be five years from closing. However, after three years, the program may be terminated by ING without penalty. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Liquidity and Capital Resources." See "Risk Factors--Risk of Failure to Renew Funding Sources."

CREDIT LOSS POLICY AND EXPERIENCE

  The Company regularly reviews its outstanding loan advances and purchased accounts receivable to determine the adequacy of its allowance for credit losses. To date, the Company has experienced no credit losses. The allowance for credit losses on receivables is maintained at the amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. In evaluating the adequacy of the allowance, management of the Company considers trends in past-due accounts, historical charge-off and recovery rates, credit risks indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, Excess Collateral, and underwriting policies, among other items. As of September 30, 1996, the Company's general reserve was $1,035,992 or 1.3% of finance receivables. To the extent that management deems specific advances to be wholly or partially uncollectible, the Company establishes a specific loss reserve equal to any such amount. The Company has not established any specific reserves. Based on a review of the Company's portfolio, management believes that the Company's reserve for losses on receivables is adequate at this time.

INFORMATION SYSTEMS

  The Company owns a proprietary information system to monitor both the ABL Program and the AR Advance Program which it refers to as the Receivables Tracking System (the "RTS"). The RTS was developed by Creative Information Systems, Inc., a stockholder of the Company. The RTS gives the Company the ability to track and reconcile both asset-based loans under the ABL Program and receivables that the Company advances against under the AR Advance Program.

  With respect to the ABL Program, the amount of any advances, collections and adjustments are entered manually into the RTS by the Company's account managers on a daily basis. With respect to the AR Advance Program, certain client parameters are entered manually into the RTS, and more detailed information on each batch of receivables is generally entered electronically based on pre-established formats tailored to the client's software systems. Upon the collection of funds advanced under the AR Advance Program, information about such collections are entered into the RTS by the Company's account managers who then apply the funds by directing the RTS to search its data base to locate the receivable and batch that has received a payment.

  The RTS generates daily, weekly and monthly reports summarizing the current status of each batch of receivables in the AR Advance Program, and indicating draws and collections, trend analysis, and interest and fee charges for management's review. The RTS is also able to generate reports for the Company's lenders with respect to pledged loans and batches of receivables, along with concentrations in the Company's ABL Program and AR Advance Program portfolios by client and third-party payor type.

  Certain reports generated through the RTS, including cash application detail, batch summary and trend analysis reports, can also be used to assist the Company's clients in monitoring changes in their cash flow and managing the growth of their businesses. These reports are provided to all of the Company's clients on a weekly basis, and are generally relied upon as a management tool more frequently by smaller clients in the AR Advance Program, which tend to have less sophisticated management information systems.

  The RTS utilizes a Compaq Proliant 1500 production server, with RAID 5 back-up technology (three hard disk back-ups) and other redundant back-up systems, on a Novell netware operating system. The Company also operates a second server with Novell netware supporting certain accounting and administrative functions.

COMPETITION

  The Company encounters significant competition in its healthcare finance business from numerous commercial banks, diversified finance companies, asset-based lenders and specialty healthcare finance companies. Additionally, healthcare service providers often seek alternative sources of financing from a number of sources, including venture capital firms, small business investment companies, suppliers and individuals. As a result, the Company competes with a significant number of local and regional sources of financing and several large national competitors. Many of these competitors have greater financial and other resources than the Company and may have significantly lower cost of funds. Competition can take many forms, including, among others, the pricing of financing, transaction structuring (e.g., securitization vs. portfolio lending), timeliness and responsiveness in processing a client's financing application, and customer service.

GOVERNMENT REGULATION

  The Company's healthcare finance business is subject to federal and state regulation and supervision and is required to be licensed or registered in various states. In addition, the Company is subject to applicable usury and other similar laws in the jurisdictions where the Company operates. These laws generally limit the amount of interest and other fees and charges that a lender may contract for, charge or receive in connection with a loan. Applicable local law typically establishes penalties for violations of these laws in that jurisdiction. These penalties could include the forfeiture to the lender of usurious interest contracted for, charged or received and, in some cases, all principal as well as all interest and other charges that the lender has charged or received.

  In addition to the inability of the Company to directly collect receivables under Government Programs and the right of payors under such programs to offset against unrelated receivables, the Company's healthcare finance business is indirectly affected by healthcare regulation to the extent that any of its clients' failure to comply with such regulation affects such clients' ability to collect receivables or repay loans made by the Company. See "Risk Factors--Dilution of Receivables; Government Right of Offset." The most significant healthcare regulations that could potentially affect the Company are: (i) certificate of need regulation, which many states require upon the provision of new health services, particularly for long-term care and home healthcare companies; (ii) Medicare-Medicaid fraud and abuse statutes, which prohibit, among other things, the offering, payment, solicitation, or receipt of remuneration, directly or indirectly, as an inducement to refer patients to facilities owned by physicians if such facilities receive reimbursement from Medicare or Medicaid; and (iii) other prohibitions of physician self-referral that have been promulgated by the states.

  Certificate of Need Regulation. Many states regulate the provision of new health care service or acquisition of healthcare equipment through Certificate of Need or similar programs. The Company believes these requirements have had a limited effect on its business, although there can be no assurance that future changes in those laws will not adversely affect the Company. Additionally, repeal of existing regulations of this type in jurisdictions where the Company's customers have met the specific requirements could adversely affect the

Company since such customers could face increased competition. In addition, there is no assurance that expansion of the Company's health care financing business within the nursing home and home care industries will not be increasingly affected by regulations of this type.

  Medicare-Medicaid Fraud and Abuse Statutes. The Department of Health and Human Services ("HHS") has increased its enforcement efforts under the Medicare-Medicaid fraud and abuse statutes in cases where physicians own an interest in a facility to which they refer their patients for treatment or diagnosis. These statutes prohibit the offering, payment, solicitation or receipt of remuneration, directly or indirectly, as an inducement to refer patients for services reimbursable in whole or in part by the Medicare-Medicaid programs. HHS has taken the position that distributions of profits from corporations or partnerships to physician investors who refer patients to the entity for a procedure which is reimbursable under Medicare or Medicaid may be prohibited by the statute. Since the Company's clients often rely on prompt payment from the Government Program to satisfy their obligations to the Company, reduced or denied payments under the Government Programs could have an adverse effect on the Company's business. See "Risk Factors--Reliance on Reimbursements by Third-Party Payors."

  Further Regulation of Physician Self-Referral. Additional regulatory attention has been directed toward physician-owned healthcare facilities and other arrangements whereby physicians are compensated, directly or indirectly, for referring patients to such healthcare facilities. In 1988, legislation entitled the "Ethics in Patient Referrals Act" (H.R. 5198) was introduced which would have prohibited Medicare payments for all patient services performed by an entity which a patient's referring physician had an investment interest. As enacted, the law prohibited only Medicare payments for patient services performed by a clinical laboratory. The Comprehensive Physician Ownership and Referral Act (H.R. 345), which was enacted by Congress in 1993 as part of the Deficit Reduction Package, is more comprehensive than H.R. 5198 and covers additional medical services including medical imaging radiation therapy, physical rehabilitation and others. A variety of existing and pending state laws currently limit the extent to which a physician may profit from referring patients to a facility in which that physician has a proprietary or ownership interest. Many states also have laws similar to the Medicare fraud and abuse statute which are designed to prevent the receipt or payment of consideration in connection with the referral of a patient. Finance receivables resulting from a referral in violation of these laws could be denied from payment which could adversely affect the Company. See "Risk Factors--Reliance on Reimbursements by Third Party Payors."

LEGAL PROCEEDINGS

  The Company is currently not a party to any material litigation although it is involved from time to time in routine litigation incidental to its business.

EMPLOYEES

  As of September 30, 1996, the Company employed 26 people on a full-time basis. The Company believes that its relations with employees are good.

PROPERTY

  The Company's headquarters occupy approximately 7,000 square feet at 2 Wisconsin Circle, Chevy Chase, Maryland. This space is provided under the terms of a lease that expires in April, 2001, with a five-year renewal option. The current cost is approximately $14,000 per month. In addition, the Company leases a small satellite office in Boca Raton, Florida. The Company believes that its current facilities are adequate for its existing needs and that additional suitable space will be available as required.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of September 30, 1996 are as follows:

             NAME               AGE                  POSITION
             ----               ---                  --------
John K. Delaney................  33 Chairman of the Board, Chief Executive
                                     Officer, President and Director
Ethan D. Leder.................  33 Vice-Chairman of the Board, Executive Vice
                                     President and Director
Edward P. Nordberg, Jr.........  36 Senior Vice President--Legal and Financial
                                     Affairs, Secretary and Director
Hilde M. Alter.................  55 Treasurer
Michael G. Gardullo............  38 Vice President and Senior Credit Officer
Steven M. Curwin...............  38 Vice President and General Counsel
Jeffrey P. Hoffman.............  35 Vice President and Portfolio Manager
John F. Dealy (1)(2)(3)........  57 Director
Geoffrey E. D.                   40
 Brooke (1)(2)(3)..............     Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Nominated Director.

  John K. Delaney serves as Chairman of the Board, Chief Executive Officer, President and Director of the Company. Mr. Delaney co-founded the Company in 1993 and has served as Chairman of the Board, Chief Executive Officer and President since the formation of the Company. From 1990 through 1992, Mr. Delaney co-owned and operated American Home Therapies, Inc., a provider of home care and home infusion therapy services, which was sold in 1992. Prior to 1990, Mr. Delaney was a practicing attorney with Shaw, Pittman, Potts & Trowbridge in Washington, D.C. Mr. Delaney received his A.B. degree from Columbia University in 1985 and his J.D. degree from the Georgetown University Law Center in 1988.

  Ethan D. Leder serves as Vice-Chairman of the Board, Executive Vice President and Director of the Company. Mr. Leder co-founded the Company in 1993 and has served as Vice-Chairman of the Board and Executive Vice President since the formation of the Company. From 1993 through September, 1996, Mr. Leder also served as Treasurer to the Company. From 1990 through 1992, Mr. Leder co-owned and operated American Home Therapies, Inc., a provider of home care and home infusion therapy services, which was sold in 1992. Prior to 1990, Mr. Leder was engaged in the private practice of law in Baltimore, Maryland and Washington, D.C. Mr. Leder received his B.A. degree from Johns Hopkins University in 1984 and his J.D. degree from the Georgetown University Law Center in 1987.

  Edward P. Nordberg, Jr. serves as Senior Vice President-Legal and Financial Affairs, Secretary and Director of the Company. Mr. Nordberg co-founded the Company in 1993 and has served as Senior Vice President and Secretary of the Company since the formation of the Company. From 1993 through April 1996, Mr. Nordberg also served as General Counsel of the Company. Prior to 1993, Mr. Nordberg was a practicing attorney with Williams & Connolly in Washington, D.C. Mr. Nordberg received his B.A. degree from Washington College in 1982, his M.B.A. degree from Loyola College in 1985, and his J.D. degree from the Georgetown University Law Center in 1989.

  Hilde M. Alter serves as Treasurer of the Company. Ms. Alter joined the Company in September, 1996. From 1981 to joining the Company, Ms. Alter was a partner with the accounting firm of Keller, Bruner & Co. in Bethesda, Maryland. Ms. Alter is a certified public accountant. Ms. Alter received her B.A. degree from American University in 1966.

  Michael G. Gardullo serves as Vice President and Senior Credit Officer of the Company. Mr. Gardullo joined the Company in February, 1996. From June, 1995 to joining the Company, Mr. Gardullo was a Senior Account Executive/Manager at The FINOVA Group in King of Prussia, Pennsylvania. From 1993 to 1995, Mr. Gardullo was Vice President and Regional Credit Manager at LaSalle Business Credit, an affiliate of ABN AMRO Bank, N.V., in Baltimore, Maryland. From 1991 to 1993, Mr. Gardullo was Vice President and Manager, respectively, at StanChart Business Credit in Baltimore, Maryland and London, England. From 1982 through 1991, Mr. Gardullo held various management and operational positions at several asset-based lending institutions. Mr. Gardullo received his B.S. degree from Seton Hall University in 1981 and his M.B.A. degree from Rutgers University in 1982.

  Steven M. Curwin serves as Vice President and General Counsel of the Company. Mr. Curwin joined the Company in August, 1996, and has served as a full-time consultant to the Company since May, 1996. From September, 1994 to joining the Company, Mr. Curwin was a practicing attorney with Shulman, Rogers, Gandal, Pordy & Ecker, P.A. in Rockville, Maryland. From January, 1989 to August, 1994, Mr. Curwin was a practicing attorney with Dewey Ballantine in Washington, D.C. Mr. Curwin received his B.A. degree from Franklin & Marshall College in 1980 and his J.D. degree from the Boston University School of Law in 1985.

  Jeffrey P. Hoffman serves as Vice President and Portfolio Manager of the Company. Mr. Hoffman joined the Company in September, 1996. From 1994 to joining the Company, Mr. Hoffman was a Vice President-Senior Loan Officer and from 1990 to 1993, Mr. Hoffman was a Vice President-Senior Underwriter at Fleet Capital Corporation and its predecessor companies, Shawmut Capital Corporation and Barclays Business Credit, in Glastonbury, Connecticut and New York, New York. From 1988 through 1990, Mr. Hoffman was an assistant vice president with Bankers Trust Company in New York, New York. From 1982 through 1988, Mr. Hoffman held various management positions with Bank of Boston, in New York, New York. Mr. Hoffman received his B.A. degree from the State University of New York at Albany in 1982 and his M.B.A. degree from Adelphi University in 1987.

  John F. Dealy has agreed to become a Director of the Company upon completion of the Offering. Mr. Dealy has been President of The Dealy Strategy Group, a management consulting firm, since 1983. In addition, Mr. Dealy has been Senior Counsel to Shaw, Pittman, Potts & Trowbridge in Washington, D.C. since 1982, as well as a professor in the Georgetown University School of Business since 1982. Mr. Dealy is currently a director of the First Maryland Bancorp. From 1976 to 1982, Mr. Dealy was President of Fairchild Industries, Inc. Prior to 1976, Mr. Dealy held a number of management positions at Fairchild Industries, Inc. Mr. Dealy received his B.S. degree from Fordham College in 1961 and his L.L.B. degree from the New York University School of Law in 1964.

  Geoffrey E. D. Brooke has agreed to become a Director of the Company upon completion of the Offering. Dr. Brooke is Senior Member, Rothschild Bioscience Unit, a division of Rothschild Asset Management Limited, and is responsible for its venture capital operations in the Asian Pacific region. Mr. Brooke resides in Australia. Prior to joining Rothschild, from June, 1992 to September, 1996, Dr. Brooke was the President of MedVest, Inc., a healthcare venture capital firm in Washington, D.C. which he co-founded with Johnson & Johnson, Inc. Prior to co-founding MedVest, Inc., Dr. Brooke managed the life sciences portfolio of a publicly traded group of Australian venture capital funds. Dr. Brooke is licensed in clinical medicine by the Medical Board of Victoria, Australia. Dr. Brooke earned his medical degree from the University of Melbourne, Australia and a M.B.A. from IMD in Lausanne, Switzerland.

  Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Board of Directors has been divided into three classes. Class I will consist of Messrs. Nordberg and Brooke whose terms will expire at the annual meeting of stockholders in 1997; Class II will consist of Mr. Leder whose term will expire at the annual meeting of stockholders in 1998; and Class III will consist of Messrs. Delaney and Dealy whose terms will expire at the annual meeting of stockholders in 1999.

COMMITTEES OF THE BOARD OF DIRECTORS

  Upon consummation of the Offering, the Board of Directors will establish a Compensation Committee and an Audit Committee. The Compensation Committee, which will be comprised of Messrs. Dealy and Brooke, will have the authority to determine compensation for the Company's executive officers and to administer the Incentive Plan. Messrs. Dealy and Brooke are "disinterested persons" within the meaning of Rule 16b-3, as amended from time to time, under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Audit Committee, which will be comprised of Messrs. Dealy and Brooke, will have the authority to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plan and results of the audit engagement, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

DIRECTOR COMPENSATION

  Outside directors are paid $2,000 per meeting. Upon election to the Board of Directors, outside directors are granted options to purchase 10,000 shares of Common Stock at the then-prevailing fair market value, and are granted options to purchase 5,000 shares of Common Stock at the then-prevailing fair market value annually thereafter. See "--Director Plan" for a description of the material terms of these options.

EXECUTIVE COMPENSATION

  The following table presents certain information concerning compensation earned for services rendered in all capacities to the Company for the year ended December 31, 1995 by the Chief Executive Officer and each of the other executive officers whose salary and bonus exceeded $100,000.

                          SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION
                                --------------------------------------------------
                                                   OTHER ANNUAL      ALL OTHER
NAME AND PRINCIPAL POSITION(S)  SALARY(1)  BONUS  COMPENSATION(2) COMPENSATION (2)
------------------------------  --------- ------- --------------- ----------------
John K. Delaney.............    $196,538  $94,166      $--              $--
 Chairman, Chief Executive
 Officer and President
Ethan D. Leder..............     196,539   94,166       --               --
 Vice Chairman of the Board
 and Executive Vice
 President
Edward P. Nordberg, Jr......     169,038   94,166       --               --
 Senior Vice President and
 Secretary

--------
(1) Includes $60,000, $60,000 and $30,000 paid to Messrs. Delaney, Leder and Nordberg, respectively, pursuant to a certain Support Services Agreement described in "Certain Transactions."
(2) Certain of the Company's executive officers receive benefits in addition to salary and cash bonuses. The aggregate amount of such benefits, however, do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of such executive officer.

  No options to purchase the Company's Common Stock were granted under the Incentive Plan prior to September 13, 1996. See "--Stock Incentive Plan." An option to purchase 38,381 shares of Common Stock was granted to a consultant of the Company on November 1, 1995 outside of the Incentive Plan at an exercise price of $2.61 per share.

EMPLOYMENT AND NON-COMPETITION AGREEMENTS

  Mr. Delaney serves as Chairman of the Board, President and Chief Executive Officer of the Company pursuant to the terms of an employment agreement which continues in effect until January 1, 2001. On the first anniversary of the date of the employment agreement, and on each anniversary date thereafter, the employment period is extended for an additional one-year period, unless the Company or Mr. Delaney notifies the other of its or his intention not to extend the employment period. Under the terms of the employment agreement, Mr. Delaney presently receives an annual salary of $240,000. Commencing January 1, 1997, Mr. Delaney will receive an annual salary which is not less than the greater of (i) $300,000 or (ii) any subsequently established base salary, in either case increased annually by not less than 50% of the annual increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers ("CPI-W"). Commencing on March 31, 1997, and on the last day of each calendar quarter thereafter during the term of the employment agreement, Mr. Delaney will be paid a quarterly bonus of $25,000, provided that the Company has achieved profitability for such quarter. In the event the Company has not achieved profitability in a quarter in any calendar year but the Company's profits in any subsequent quarter of that year are equal to the losses in all prior quarters of that year plus one dollar, Mr. Delaney will be paid his then current quarterly bonus, plus any bonus amount not paid for any prior unprofitable quarter of that year. In the event the Company terminates Mr. Delaney's employment without cause, Mr. Delaney will be entitled to receive his compensation and benefits for the remainder of the term of the employment agreement. The first three years of such payments of compensation and benefits is guaranteed and not subject to reduction or offset. In the event Mr. Delaney's employment is terminated, he will be restricted from competing with the Company for 18 months.

  Mr. Leder serves as Vice-Chairman of the Board and Executive Vice President of the Company pursuant to the terms of an employment agreement which continues in effect until January 1, 2001. On the first anniversary of the date of the employment agreement, and on each anniversary date thereafter, the employment period is extended for an additional one-year period, unless the Company or Mr. Leder notifies the other of its or his intention not to extend the employment period. Under the terms of the employment agreement, Mr. Leder presently receives an annual salary of $240,000. Commencing January 1, 1997, Mr. Leder will receive an annual salary which is not less than the greater of
(i) $275,000 or (ii) any subsequently established base salary, in either case increased annually by not less than 50% of the annual increase in the CPI-W. Commencing on March 31, 1997, and on the last day of each calendar quarter thereafter during the term of the employment agreement, Mr. Leder will be paid a quarterly bonus of $25,000, provided that the Company has achieved profitability for such quarter. In the event the Company has not achieved profitability in a quarter in any calender year but the Company's profits in any subsequent quarter of that year are equal to the losses in all prior quarters of that year plus one dollar, Mr. Leder will be paid his then current quarterly bonus, plus any bonus amount not paid for any prior unprofitable quarter of that year. In the event the Company terminates Mr. Leder's employment without cause, Mr. Leder will be entitled to receive his compensation and benefits for the remainder of the term of the employment agreement. The first three years of such payments of compensation and benefits is guaranteed and not subject to reduction or offset. In the event Mr. Leder's employment is terminated, he will be restricted from competing with the Company for 18 months.

  Mr. Nordberg serves as Senior Vice President--Legal and Financial Affairs and Secretary of the Company pursuant to the terms of an employment agreement which continues in effect until January 1, 2001. On the first anniversary of the date of the employment agreement, and on each anniversary date thereafter, the employment period is extended for an additional one-year period, unless the Company or Mr. Nordberg notifies the other of its or his intention not to extend the employment period. Under the terms of the employment agreement, Mr. Nordberg presently receives an annual salary of $210,000. Commencing January 1, 1997, Mr. Nordberg will receive an annual salary which is not less than the greater of (i) $250,000 or (ii) any subsequently established base salary, in either case increased annually by not less than 50% of the annual increase in the CPI-W. In the event the Company terminates Mr. Nordberg's employment without cause, Mr. Nordberg will be entitled to receive his compensation and benefits for the remainder of the term of the employment agreement. The first three years of such payments of compensation and benefits is guaranteed and not subject to reduction or offset. In the event Mr. Nordberg's employment is terminated, he will be restricted from competing with the Company for 18 months.

STOCK INCENTIVE PLAN

  The Company maintains the HealthCare Financial Partners, Inc. 1996 Stock Incentive Plan (the "Incentive Plan"). The Board of Directors has reserved 750,000 shares of Common Stock for issuance pursuant to awards that may be made under the Incentive Plan, subject to adjustment as provided therein.

  Awards under the Incentive Plan are determined by a committee of no less than two members of the Board of Directors (the "Committee"), the members of which are selected by the Board of Directors. Upon consummation of the Offering, Messrs. Dealy and Brooke will serve as members of the Committee. The full membership of the Board of Directors currently serves as the Committee.

  Key employees, officers, directors and consultants of the Company or an affiliate are eligible for awards under the Incentive Plan. The Incentive Plan permits the Committee to make awards of shares of Common Stock, awards of derivative securities related to the value of the Common Stock and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis, or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. The Incentive Plan permits the Committee to make awards of a variety of equity-based incentives, including (but not limited to) stock awards, options to purchase shares of Common Stock and to sell shares of Common Stock back to the Company, stock appreciation rights, so-called "cash-out" or "limited stock appreciation rights" (which the Committee may make exercisable in the event of certain changes in control of the Company or other events), phantom shares, performance incentive rights, dividend equivalent rights and similar rights (together, "Stock Incentives"). The number of shares of Common Stock as to which a Stock Incentive is granted and to whom any Stock Incentive is granted, and all other terms and conditions of a Stock Incentive, is determined by the Committee, subject to the provisions of the Incentive Plan. The terms of particular Stock Incentives may provide that they terminate, among other reasons, upon the holder's termination of employment or other status with respect to the Company and any affiliate, upon a specified date, upon the holder's death or disability, or upon the occurrence of a change in control of the Company. Stock Incentives may also include exercise, conversion or settlement rights to a holder's estate or personal representative in the event of the holder's death or disability. At the Committee's discretion, Stock Incentives that are held by an employee who suffers a termination of employment may be cancelled, accelerated, paid or continued, subject to the terms of the applicable Stock Incentive agreement and to the provisions of the Incentive Plan. Stock Incentives generally are not transferable or assignable during a holder's lifetime.

  The maximum number of shares of Common Stock with respect to which options or stock appreciation rights may be granted during any fiscal year of the Company as to certain eligible recipients shall not exceed 100,000, to the extent required by Section 162(m) of the Code for the grant to qualify as qualified performance-based compensation.

  The number of shares of Common Stock reserved for issuance in connection with the grant or settlement of Stock Incentives or to which a Stock Incentive is subject, as the case may be, and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event, effected without the receipt of consideration. In the event of certain corporate reorganizations and similar events, Stock Incentives may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the Committee, provided such adjustment is not inconsistent with the express terms of the Incentive Plan or the applicable Stock Incentive agreement.

  On September 13, 1996, the Company granted incentive stock options to purchase an aggregate of 189,000 shares of Common Stock at an exercise price of $11.05 per share. All current, full-time employees, other than Messrs. Delaney, Leder and Nordberg, were granted these options. Each option is subject to a maximum ten-year term, but becomes vested and exercisable only on and after the seventh anniversary of the date of grant; however, if the Offering is successfully consummated, these options will vest and become exercisable in 25% increments on each anniversary of the grant date, commencing on September 13, 1997. In addition, on September 13, 1996, each of Messrs. Delaney, Leder and Nordberg was granted incentive stock options to purchase 37,000 shares of Common Stock at an exercise price equal to the initial public offering price of the Common Stock in the

Offering. These options are contingent upon the consummation of the Offering and will vest and become exercisable in 20% increments on each anniversary of the grant date, commencing on September 13, 1997.

DIRECTOR PLAN

  The Company maintains the HealthCare Financial Partners, Inc. 1996 Director Incentive Plan (the "Director Plan"). The Board of Directors has reserved 100,000 shares of Common Stock for issuance pursuant to awards that may be made under the Director Plan, subject to adjustment as provided therein.

  Awards under the Director Plan are determined by the express terms of the Director Plan. Rules, regulations and interpretations necessary for the ongoing administration of the Director Plan will be made by the full membership of the Board of Directors.

  Only non-employee directors of the Company are eligible to participate in the Director Plan. The Director Plan contemplates three types of non-statutory option awards: (a) initial appointment awards that are granted upon a non-employee director's initial appointment to the Board of Directors providing an option to purchase 10,000 shares of Common Stock at a per share exercise price equal to the then fair market value of a share of Common Stock; (b) annual service awards that are granted to each non-employee director who continues to serve as a non-employee director as of each annual meeting of the stockholders of the Company following his or her initial appointment providing an option to purchase 5,000 shares of Common Stock at a per share exercise price equal to the then fair market value of a share of Common Stock; and (c) discount awards under which each non-employee director also has the opportunity to elect annually, subject to rules established by the Board of Directors, to forego receipt of cash retainer and fees for scheduled meetings of the Board of Directors and committees thereof that would otherwise be paid during each fiscal year of the Company, and in lieu thereof that director be granted an option to acquire shares of Common Stock with an exercise price per share equal to 50% of the then fair market value of a share of Common Stock. The number of shares of Common Stock subject to any option of this type granted for a fiscal year is determined by taking the amount of cash foregone by the director for the fiscal year in question and dividing that amount by the per share option exercise price.

  Each option granted pursuant to the Director Plan is immediately vested; becomes exercisable 12 months following the date of grant; and expires upon the earlier to occur of the tenth anniversary of the grant date or 18 months following the director's termination of service upon the Board of Directors for any reason. The options generally are not transferable or assignable during a holder's lifetime.

  The number of shares of Common Stock reserved for issuance upon exercise of options granted under the Director Plan, the number of shares of Common Stock subject to outstanding options and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event, effected without the receipt of consideration. The number of shares of stock subject to options granted in connection with initial appointments or as annual service awards are also subject to adjustment in such events. In the event of certain corporate reorganizations and similar events, the options may be adjusted or cashed-out, depending upon the nature of the event.

  As of the date of this Prospectus, no options had been granted under the Director Plan, but each of Messrs. Dealy and Brooke will receive initial appointment grants upon their election to the Board of Directors.

INDEMNIFICATION ARRANGEMENTS

  The Company has entered into indemnification agreements pursuant to which it has agreed to indemnify certain of its directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the Delaware General Corporation Law (the "DGCL"). The indemnification agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding. The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the indemnification of the Company's directors and officers to the fullest extent permitted by the DGCL. See "Description of Capital Stock--Special Provisions of the Certificate of Incorporation and Bylaws."

                             CERTAIN TRANSACTIONS

  Effective as of September 1, 1996, Funding acquired all of the assets of DEL consisting principally of client receivables, for $486,630 in cash, which amount approximated the fair value of DEL's net assets, and assumed all of DEL's liabilities. DEL subsequently distributed the remaining proceeds from the sale pro-rata (i) to John K. Delaney, Ethan D. Leder and Edward P. Nordberg, Jr., the sole limited partners of DEL and each a director and officer of the Company, in the amounts of $197,044, $197,044 and $98,522, respectively, in respect of their limited partnership interests, and (ii) $1,188 to the Company in respect of its general partnership interest. DEL was subsequently dissolved.

  The amount paid by Funding for the assets of DEL was equal to the book value or net investment of DEL in the assets transferred, consisting principally of client receivables. The objective was for DEL to recognize no gain or loss on the transaction. The purpose of the transaction was to consolidate the assets of DEL and Funding in anticipation of the Offering and the acquisition by the Company of the limited partnership interests of Funding described below. The cost to the Company and each of Messrs. Delaney, Leder and Nordberg for their interests in DEL were $7,869, $427,735, $426,897 and $81,400, respectively, and the Company and such persons each had received, prior to the sale, distributions from DEL in respect of their interests in the amounts of $6,681, $230,661, $229,823, and $82,878, respectively.

  Effective upon completion of the Offering, the Company will acquire from HP Investors, the sole limited partner of Funding, all of the limited partnership interests in Funding. The purchase price for such limited partnership interests will be $21.8 million which will be paid from the proceeds of the Offering. Such purchase price approximates both the fair value and book value of the net assets. See "Use of Proceeds." HP Investors paid $24.8 million in cash for its limited partnership interests and, through September 30, 1996 had received income distributions in respect of its limited partnership interests aggregating $5.4 million and limited partner capital distributions of $2.5 million. HP Investors will also receive its limited partner share of undistributed profits of Funding through the date of transfer of its limited partnership interest to the Company.

  Effective upon the acquisition of the limited partnership interests of Funding, the Company will cause Funding to be liquidated and dissolved and all of its net assets at the date of transfer, consisting principally of advances made under the ABL Program and the ABL Advance Program ($79.6 million at September 30, 1996), will be transferred to the Company. The principal purposes of the Company's acquisition of Funding are (i) to consolidate ownership of such assets and related business operations in the Company, a single entity with greater access to the public and private capital markets,
(ii) to simplify the corporate and management structures of the Company by eliminating its general partnership interest in Funding and the concomitant management responsibilities of the Company as a general partner of Funding, and (iii) to allow the Company to realize the return on the assets transferred to the Company which otherwise would have been paid to HP Investors as the limited partner of Funding prior to the transfer of the ownership of such assets to the Company.

  In connection with the liquidation of Funding, Farallon and RR Partners will exercise warrants for the purchase of 379,998 shares of Common Stock, which warrants were acquired by Farallon and a predecessor of RR Partners on December 28, 1994 for an aggregate payment of $500, and subsequently assigned to HP Investors. HP Investors transferred the warrants to Farallon and RR Partners in contemplation of the liquidation of Funding. No additional consideration will be paid in connection with the exercise of such warrants. There is no affiliation between the Company and Farallon and RR Partners other than the ownership of the warrants and 169,495 shares of Common Stock. The warrants were issued to provide equity ownership in the Company to the warrant holders and as a means of further strengthening the business relationship between the parties.

  Pursuant to a Software License Agreement (the "Software License Agreement"), dated as of August 31, 1993, by and between Ampro Financial Corporation ("Ampro") and the Company, Ampro granted to the Company a non-exclusive perpetual license to use the RTS. In October, 1995, Ampro sold and assigned its rights and obligations in the Software License Agreement to Creative Information Systems, LLC ("Creative"), a stockholder of the Company. Ampro is controlled by the spouse of the principal member of Creative. See "Principal Stockholders." For the fiscal year ended December 31, 1995, the Company paid an aggregate of

$100,000 in license fees pursuant to the Software License Agreement, or $8,333 per month. From January 1, 1996 through August 31, 1996, the Company has continued to license the RTS from Creative for $8,333 per month. Pursuant to a Software Purchase and License Agreement, dated as of September 1, 1996, by and between the Company and Creative, the Company acquired the RTS from Creative for $25,000 in cash, payable in three equal consecutive monthly installments, and granted back to Creative a non-exclusive perpetual license to use the RTS.

  Pursuant to a Support Services Agreement (the "Support Services Agreement"), dated as of October 1, 1994, by and between the Company and The Leddel Group, a general partnership ("Leddel") (the sole partners of which are Messrs. Delaney, Leder and Nordberg), Leddel: (i) leased to the Company approximately 2,500 square feet of office space in Washington, D.C. for $7,500 per month;
(ii) rented to the Company the use of certain office equipment for $2,500 per month; and (iii) provided to the Company certain professional services, including legal and consulting services, for a fee of $2,500 per month. For the fiscal year ended December 31, 1995, the Company paid an aggregate of $150,000 to Leddel. Although not the result of arms-length negotiation, the amounts paid to Leddel represented the parties' best estimates of market rates for such office space, equipment and services. The Support Services Agreement expired on December 31, 1995.

  On September 15, 1996, the Company entered into an Advisory Services Agreement with The Dealy Strategy Group ("DSG"), a consulting firm controlled by John F. Dealy, who will become a director of the Company upon completion of the Offering, for DSG to provide business advisory services to the Company for the period from January 1, 1997 through December 31, 1998. In consideration of such services, the Company will pay DSG $50,000 per year, payable quarterly, and granted DSG options to purchase 15,000 shares of Common Stock at a price of $11.05 per share. Such options vest in increments of 1,875 shares at the end of each quarter while DSG is furnishing business advisory services, commencing with the quarter ending March 31, 1997, and are exercisable for a period of ten years from the date of grant.

  Although not dissatisfied with the performance of McGladrey & Pullen, LLP, the Company's Board of Directors determined that, in contemplation of becoming a publicly-owned company, the Company would be better served by the engagement of a big-six accounting firm. Accordingly, on June 21, 1996, the Company dismissed McGladrey & Pullen, LLP, and subsequently decided to engage Ernst & Young LLP, as the Company's independent accountants for the year beginning January 1, 1996. The reports of McGladrey & Pullen, LLP, for the years ended December 31, 1995 and 1994 did not contain an adverse opinion or disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principles. During such years and for the period January 1, 1996 through June 21, 1996 there was no disagreement with McGladrey & Pullen, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. During the Company's two most recent fiscal years and during the current fiscal year prior to its engagement, neither the Company nor anyone acting on its behalf consulted Ernst & Young LLP, regarding either the application of accounting principles to a specified transaction (either completed or proposed) or the type of audit opinion that might be rendered on the Company's financial statements.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of September 30, 1996, and as adjusted to reflect the Reorganization and completion of the Offering, by: (i) each person or entity known by the Company to own beneficially five percent or more of the outstanding Common Stock, (ii) each member and proposed member of the Board of Directors of the Company, (iii) each executive officer of the Company, and (iv) all executive officers of the Company and all members and proposed members of the Board of Directors as a group. Unless otherwise indicated, the address of the stockholders as beneficially owing more than five percent of the Common Stock listed below is that of the Company's principal executive offices. Except as indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned.

                                    SHARES BENEFICIALLY   SHARES BENEFICIALLY
                                        OWNED PRIOR           OWNED AFTER
                                      TO THE OFFERING        THE OFFERING
              NAME OF               --------------------------------------------
         BENEFICIAL OWNER             NUMBER    PERCENT     NUMBER    PERCENT
         ----------------           ----------- --------------------- ----------
John K. Delaney....................     731,113    19.24%     731,113    12.39%
Ethan D. Leder.....................     731,113    19.24      731,113    12.39
Edward P. Nordberg, Jr.............     731,113    19.24      731,113    12.39
John F. Dealy(1)...................         --       --           --       --
Geoffrey E. D. Brooke(2)...........         --       --           --       --
JMR Capital Partners, Inc.(3)......     506,319    13.32      506,319     8.58
Creative Information Systems,
 LLC(4)............................     506,319    13.32      506,319     8.58
Farallon Capital Partners,
 L.P.(5)...........................     466,237    12.27      466,237     7.90
RR Capital Partners, L.P.(5).......      83,256     2.19       83,256     1.41
All directors and executive
 officers as a group
 (9 persons)(6)....................   2,193,339    57.72    2,193,339    37.18

--------
(1) The business address of Mr. Dealy is 2300 N Street, N.W., Washington, D.C. 20037.
(2) The business address of Mr. Brooke is 1568 Springhill Road, McLean, Virginia 22102.
(3) The business address of JMR Capital Partners, Inc. is 3201 Broad Branch Terrace, N.W., Washington D.C. 20008.
(4) The business address of Creative Information Systems, LLC is 5151 Beltline Road, Suite 1201, Dallas, Texas 75240.
(5) The business address of each of these entities is One Maritime Plaza, Suite 1325, San Francisco, California 94111.

(6) For information concerning options granted to the directors and executive officers of the Company, see "Management--Stock Incentive Plan" and "Management--Director Plan."

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of blank check preferred stock, par value $.01 per share. As of the date of this Prospectus, there are 3,799,991 shares of Common Stock outstanding and held of record by 13 stockholders and no shares of preferred stock are issued and outstanding.

COMMON STOCK

 General

  Holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of outstanding shares of any preferred stock and certain restrictions under agreements governing the Company's indebtedness. See "Dividend Policy," "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Liquidity and Capital Resources," and "Business-- Capital Resources." In the event of any dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

  Except as otherwise required by law, the holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. The holders of a majority of Common Stock represented at a meeting of stockholders can elect all of the directors to be elected at such meeting.

  Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The currently outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of any series of preferred stock which the Company may issue in the future.

 Transfer Agent and Registrar

  Upon consummation of the Offering, the registrar and transfer agent for the Common Stock will be First Union National Bank of North Carolina.

PREFERRED STOCK

  The Board of Directors may, without further action by the Company's stockholders, from time to time, authorize the issuance of shares of preferred stock in one or more classes or series and may, at the time of issuance, determine the powers, rights, preferences, qualifications and limitations of any such class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent directors.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS.

  The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated Bylaws ("Bylaws") of the Company include certain provisions that could have anti-takeover effects. The provisions are intended to enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the Board of Directors. These provisions also are intended to help ensure that the Board of Directors, if confronted by an unsolicited proposal from a third party that has acquired a block of stock of the Company, will have sufficient time to review the proposal, to develop appropriate alternatives to the proposal, and to act in what the Board of Directors believes to be the best interests of the Company and its stockholders. The foregoing provisions of the Certificate of Incorporation may not be amended or repealed by the stockholders of the Company except upon the vote, at a regular or special stockholders' meeting, of the holders of at least a majority of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon.

  The following is a summary of the provisions of the Certificate of Incorporation and Bylaws and is qualified in its entirety by reference to such documents in the respective forms filed as exhibits to the Registration Statement of which this Prospectus forms a part.

 Amendment of Bylaw Provisions

  The Certificate of Incorporation provides that Bylaw provisions may be adopted, altered, amended or repealed only by the affirmative vote of (i) at least a majority of the members of the Board of Directors who are elected by the holders of Common Stock or (ii) at least a majority of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon.

 Classified Board of Directors

  The Certificate of Incorporation provides for a Board of Directors divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a short period of time. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. See "Management."

 Number of Directors; Filling Vacancies; Removal

  The Certificate of Incorporation provides that the Board of Directors will consist of at least three and no more than ten members (plus such number of directors as may be elected from time to time pursuant to the terms of any series of preferred stock that may be issued and outstanding from time to time). The number of directors constituting the entire Board of Directors may be changed only by an amendment to the applicable provision of the Certificate of Incorporation (which will require the vote of the holders of at least a majority of each class of the Company's outstanding voting securities then entitled to vote thereon). The Bylaws provide that the Board of Directors, acting by a majority vote of the directors then in office, may fill any newly created directorships or vacancies on the Board of Directors.

  Under Delaware law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the Bylaws authorizing the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

 Special Meetings of Stockholders

  The Bylaws and Certificate of Incorporation provide that special meetings of stockholders may be called by a majority of the Board of Directors, the Chairman of the Board or any holder or holders of at least 40% of any class of the Company's outstanding capital stock then entitled to vote at the meeting.

 Advance Notice Requirements for Stockholder Proposals and Director Nominees

  The Bylaws establish an advance notice procedure with regard to business proposed to be submitted by a stockholder at any annual or special meeting of stockholders of the Company, including the nomination of candidates for election as directors. The procedure provides that a notice of proposed stockholder business must be timely given in writing to the Secretary of the Company prior to the meeting. In all cases, to be timely, notice relating to an annual meeting must be received at the principal executive office of the Company not less than 120 days before the first anniversary of the prior year's annual meeting.

  Notice to the Company from a stockholder who proposes to nominate a person at a meeting for election as a director must contain all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

  The chairman of a meeting of stockholders may determine that a person is not nominated in accordance with the nomination procedure, in which case such person's nomination will be disregarded. If the chairman of a meeting of stockholders determines that other business has not been properly brought before such meeting in accordance with the Bylaw procedures, such business will not be conducted at the meeting. Nothing in the nomination procedure or the business will preclude discussion by any stockholder of any nomination or business properly made or brought before the annual or any other meeting in accordance with the foregoing procedures.

 Limitations on Directors' Liability

  The Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. By virtue of these provisions, a director of the Company is not personally liable for monetary damages for a breach of such director's fiduciary duty except for liability for (i) breach of the duty of loyalty to the Company or to its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are unlawful under the DGCL and (iv) any transaction from which such director receives an improper personal benefit. In addition, the Certificate of Incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

 Delaware Statute

  The Company has elected to be subject to Section 203 of the DGCL ("Section 203"). Under Section 203, certain transactions and business combinations between a corporation and an "interested stockholder" owning 15% or more of the corporation's outstanding voting stock are restricted for a period of three years from the date the stockholder becomes an interested stockholder. Generally, Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by, the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the Company's capital stock unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, has been approved by the Board of Directors before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the Company in the same transaction that makes it an interested stockholder, or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the Board of Directors or by the holders of at least two-thirds of the Company's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, 5,899,991 shares of Common Stock will be outstanding. Of these shares, 2,100,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

  All of the remaining 3,799,991 shares of Common Stock held by existing stockholders are deemed "Restricted Shares" under Rule 144. Subject to the 180 day lock-up agreement and the Rule 144 Sale Agreement, the Restricted Shares will be eligible for sales pursuant to Rule 144 in the public market following the consummation of the Offering.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 58,999 shares immediately after the Offering), or the average weekly trading volume in the Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed under Rule 144. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least three years may resell such shares without compliance with the foregoing requirements. In calculating the two and three year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate.

  However, the Company, all of its officers and directors and certain other stockholders, who in the aggregate own 3,755,470 shares of Common Stock, have agreed to sign the 180 day lock-up agreement. Further, five of the existing stockholders of the Company, who in the aggregate own 3,205,977 shares of Common Stock, have agreed that, without the prior written consent of the Company, they will not effect any sales of Common Stock, for a period of 18 months after expiration of the 180 day lock-up agreement, in excess of the volume limitations provided in Rule 144.

OPTIONS

  Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its two-year minimum holding period, subject to certain limitations. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all of the 850,000 shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock option plans which do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. The Company expects to file these registration statements as soon as practicable after the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements described above, if applicable.

REGISTRATION RIGHTS

  Commencing six months after the completion of the Offering, holders of a total of 3,755,470 shares of Common Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in the shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates of the Company) immediately upon the effectiveness of such registration, subject to the 180 day lock-up agreement and the Rule 144 Sale Agreement referenced above.

  There has been no public market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                                 UNDERWRITING

  The Underwriters named below, represented by Montgomery Securities and Stifel, Nicolaus & Company, Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                        NUMBER
   UNDERWRITERS                                                        OF SHARES
   ------------                                                        ---------
   Montgomery Securities..............................................
   Stifel, Nicolaus & Company, Incorporated...........................
                                                                       ---------
     Total............................................................ 2,100,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose to initially offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected
dealers a concession of not more than $   per share, and the Underwriters may
allow, and such dealers may reallow, a concession of not more than $   per
share to certain other dealers. The concession to selected dealers and the reallowances to other dealers may be changed by the Representatives and, after the public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject an order in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 315,000 additional shares of Common Stock to cover over-allotments, if any, at the offering price less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

  All of the Company's officers and directors and certain stockholders, who in the aggregate hold 3,755,470 shares of Common Stock, have agreed that they will not, without the prior written consent of the Representatives, directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock of the Company owned by them for a period of 180 days after the date of this Prospectus. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of the Representatives, directly or indirectly offer to sell, sell, issue, distribute or otherwise dispose of any equity securities or securities convertible into or exercisable for equity securities or any options, rights or warrants with respect to any equity securities, except that the Company may, without such consent, grant options and securities pursuant to employee benefit plans described in this Prospectus and issue Common Stock upon the exercise of outstanding options.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between management and the Underwriters. Among the factors to be considered in such negotiation are the history of, and the prospects for, the Company and the industry in which it competes, an assessment of management, the Company's past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities market at the time of the Offering and the market price of publicly traded common stock of comparable companies in recent periods.

  The Company has been advised by the Representatives that each of the Representatives currently intends to make a market in the Common Stock. However, the Representatives are not obligated to do so and may discontinue any market making activities at any time without notice. Accordingly, no assurance can be given with respect to the development or liquidity of any trading market for the Common Stock.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Powell, Goldstein, Frazer & Murphy, Atlanta, Georgia. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS

  The combined financial statements of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P. and the financial statements of HealthPartners Funding, L.P., as of June 30, 1996 and for the six month period ended June 30, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P. as of December 31, 1995 and 1994 and for the years ended December 31, 1995 and 1994 and for the period from April 22, 1993 to December 31, 1993 and the financial statements of HealthPartners Funding, L.P. as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and for the period September 12, 1994 to December 31, 1994 included in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including exhibits, schedules and reports filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the public reference section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with Commission, including the Company. The address is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

HEALTHCARE FINANCIAL PARTNERS, INC.
HEALTHPARTNERS DEL, L.P.
Report of Independent Auditors, Ernst & Young LLP........................  F-3
Report of Independent Auditors, McGladrey & Pullen, LLP..................  F-4
Combined Balance Sheets as of December 31, 1994 and 1995, and June 30,
 1996....................................................................  F-5
Combined Statements of Operations for the period from April 22, 1993
 (Date of Inception) through December 31, 1993, the years ended December
 31, 1994 and 1995 and for the six month period ended June 30, 1996 and for the six month period ended June 30, 1995 (unaudited)................  F-6
Combined Statements of Equity for the period from April 22, 1993 (Date of
 Inception) through December 31, 1993, the years ended December 31, 1994 and 1995 and for the six month period ended June 30, 1996...............  F-7
Combined Statements of Cash Flows for the period from April 22, 1993
 (Date of Inception) through December 31, 1993, the years ended December
 31, 1994 and 1995 and for the six month period ended June 30, 1996 and for the six month period ended June 30, 1995 (unaudited)................  F-8
Notes to Financial Statements............................................  F-9
HEALTHPARTNERS FUNDING, L.P.
Report of Independent Auditors, Ernst & Young LLP........................  F-14
Report of Independent Auditors, McGladrey & Pullen, LLP..................  F-15
Balance Sheets as of December 31, 1994 and 1995, and June 30, 1996.......  F-16
Statements of Operations for the period from September 12, 1994 (Date of
 Inception) through December 31, 1994, the year ended December 31, 1995 and for the six month period ended
 June 30, 1996 and for the six month period ended June 30, 1995
 (unaudited).............................................................  F-17
Statements of Partners' Capital for the period from September 12, 1994
 (Date of Inception) through December 31, 1994, the year ended December
 31, 1995 and for the six month period ended
 June 30, 1996 ..........................................................  F-18
Statements of Cash Flows for the period from September 12, 1994 (Date of
 Inception) through December 31, 1994, the year ended December 31, 1995 and for the six month period ended
 June 30, 1996 and for the six month period ended June 30, 1995
 (unaudited).............................................................  F-19
Notes to Financial Statements............................................  F-20

HEALTHCARE FINANCIAL PARTNERS, INC.
HEALTHPARTNERS DEL, L.P.
Unaudited Combined Balance Sheet as of September 30, 1996................  F-25
Unaudited Combined Statements of Operations for the nine month period ended September 30, 1995 and 1996.......................................  F-26
Combined Statements of Equity for the period from April 22, 1993 (Date of
 Inception) through December 31, 1993, the years ended December 31, 1994 and 1995 and for the nine month period ended September 30, 1996
 (unaudited).............................................................  F-27
Unaudited Combined Statements of Cash Flows for the nine month period ended September 30, 1995 and 1996.......................................  F-28
Unaudited Notes to Combined Financial Statements.........................  F-29
HEALTHPARTNERS FUNDING, L.P.
Unaudited Balance Sheet as of September 30, 1996.........................  F-34
Unaudited Statements of Operations for the nine month period ended September 30, 1995 and 1996.......................................  F-35
Statements of Partners' Capital for the period from September 12, 1994
 (Date of Inception) through December 31, 1994, the year ended December
 31, 1995 and for the nine month period ended September 30, 1996
 (unaudited).............................................................  F-36
Unaudited Statements of Cash Flows for the nine month period ended
 September 30, 1995 and 1996.............................................  F-37
Unaudited Notes to Financial Statements..................................  F-38

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
HealthCare Financial Partners, Inc.
HealthPartners DEL, L.P.

  We have audited the accompanying combined balance sheet of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P. as of June 30, 1996 and the related combined statements of operations, equity, and cash flows for the six month period then ended. These financial statements are the responsibility of management of the Company and the Partnership. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P. as of June 30, 1996, and the combined results of their operations and their cash flows for the six month period then ended in conformity with generally accepted accounting principles.

Washington, D.C.                          Ernst & Young LLP
September 13, 1996

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
HealthCare Financial Partners, Inc.

  We have audited the accompanying combined balance sheets of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P., a limited partnership, as of December 31, 1995 and 1994 and the related combined statements of operations, equity, and cash flows for each of the years in the two year period ended December 31, 1995 and the period from inception April 22, 1993 through December 31, 1993. These financial statements are the responsibility of management of the Company and the Partnership. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P. as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 1995, and the period from inception April 22, 1993 through December 31, 1993, in conformity with generally accepted accounting principles.

Richmond, Virginia                        McGladrey & Pullen, LLP
September 13, 1996

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                            HEALTHPARTNERS DEL, L.P.

                            COMBINED BALANCE SHEETS

                                                 DECEMBER 31,
                                             ---------------------   JUNE 30,
                                               1994        1995        1996
                                             ---------  ----------  ----------
                   ASSETS
Cash and cash equivalents................... $   6,978
Finance receivables.........................   279,148  $2,552,441  $5,493,815
Less:
  Allowance for losses on receivables.......    20,847      66,840     142,151
  Unearned discount fees....................    12,064      55,676      73,135
                                             ---------  ----------  ----------
    Net finance receivables.................   246,237   2,429,925   5,278,529
Accounts receivable from related parties....               129,696
Property and equipment......................    47,814      76,140     135,514
Prepaid expenses and other..................    43,821      34,178      99,197
                                             ---------  ----------  ----------
    Total assets............................ $ 344,850  $2,669,939  $5,513,240
                                             =========  ==========  ==========
           LIABILITIES AND EQUITY
Cash overdraft..............................            $   35,150  $    5,786
Line of credit..............................             1,433,542   3,529,776
Client holdbacks............................ $ 112,374     814,607   1,371,443
Amounts due to limited partnership..........   256,891     149,537     296,472
Accounts payable to related parties.........    80,588     159,444     335,109
Accounts payable and accrued expenses.......    33,906      94,335      67,077
Notes payable to related parties............    75,000      75,000
Notes payable...............................                21,198      83,267
Accrued interest............................                12,591      26,959
                                             ---------  ----------  ----------
    Total liabilities.......................   558,759   2,795,404   5,715,889
Equity
  Limited partners' capital.................   144,857     415,305     463,598
Stockholders' deficit:
  Common stock, par value $.01 per share;
   30,000,000 shares authorized; 3,419,993
   shares issued and outstanding............    34,200      34,200      34,200
  Retained deficit..........................  (392,966)   (574,970)   (700,447)
                                             ---------  ----------  ----------
    Total stockholders' deficit.............  (358,766)   (540,770)   (666,247)
                                             ---------  ----------  ----------
    Total equity deficit....................  (213,909)   (125,465)   (202,649)
                                             ---------  ----------  ----------
    Total liabilities and equity............ $ 344,850  $2,669,939  $5,513,240
                                             =========  ==========  ==========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                            HEALTHPARTNERS DEL, L.P.

                       COMBINED STATEMENTS OF OPERATIONS

                           PERIOD FROM
                          APRIL 22, 1993
                             (DATE OF
                            INCEPTION)                               SIX MONTH PERIOD
                             THROUGH     YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                           DECEMBER 31,  ------------------------  --------------------
                               1993         1994         1995         1995       1996
                          -------------- -----------  -----------  ----------- --------
                                                                   (UNAUDITED)
Fee income:
  Discount fees.........     $    856    $    12,460  $   469,964   $117,411   $423,229
  Origination fees......                                                         81,500
  Other fees............                         576       95,548     47,181    102,420
                             --------    -----------  -----------   --------   --------
Total fee income........          856         13,036      565,512    164,592    607,149
Interest expense........                       3,975       79,671     21,941    112,096
                             --------    -----------  -----------   --------   --------
Net fee income..........          856          9,061      485,841    142,651    495,053
Provision for losses on
 receivables............       18,745          2,102       45,993     45,993     75,311
                             --------    -----------  -----------   --------   --------
Net fee income (loss)
 after provision for
 losses on receivables..      (17,889)         6,959      439,848     96,658    419,742
Operating expenses:
  Compensation and bene-
   fits.................        2,434        152,600      931,189    254,073    481,370
  Occupancy.............        6,000         70,794      156,720     60,144     98,663
  Professional fees.....       10,000         60,060      153,948     32,907     67,884
  Other.................       11,770        156,060      230,383    115,829    210,052
                             --------    -----------  -----------   --------   --------
Total operating ex-
 penses.................       30,204        439,514    1,472,240    462,953    857,969
Other income:
  Income (loss) from
   limited partnership..                    (303,385)     597,146     18,730    392,770
  Management fees from
   affiliates...........                     120,000      400,000    200,000    200,000
  Management fees from
   others...............       16,910        286,023      224,691     83,723
  Other.................        6,862          3,971                   9,511     18,000
                             --------    -----------  -----------   --------   --------
Total other income......       23,772        106,609    1,221,837    311,964    610,770
                             --------    -----------  -----------   --------   --------
Income (loss) before
 income taxes
 (benefit)..............      (24,321)      (325,946)     189,445   (54,331)    172,543
Income taxes (benefit)..                                   (5,892)              (13,268)
                             --------    -----------  -----------   --------   --------
Net income (loss).......     $(24,321)   $ (325,946)  $   195,337   $(54,331)  $185,811
                             ========    ===========  ===========   ========   ========
Unaudited pro forma da-
 ta:
  Income taxes..........                              $    73,884              $ 67,292
                                                      -----------              --------
  Net income............                              $   115,561              $105,251
                                                      ===========              ========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                            HEALTHPARTNERS DEL, L.P.

                         COMBINED STATEMENTS OF EQUITY

                                            STOCKHOLDERS' DEFICIT
                                     --------------------------------------
                           LIMITED
                          PARTNERS'  COMMON   PAID-IN  RETAINED                TOTAL
                           CAPITAL    STOCK   CAPITAL   DEFICIT     TOTAL     EQUITY
                          ---------  -------  -------  ---------  ---------  ---------
Issuance of 1,710 shares
 of $1.00 par value
 common stock at April
 22, 1993...............             $ 1,710           $  (1,335) $     375  $     375
Capital contributions...  $ 150,000                                            150,000
Net income (loss).......      5,410                      (29,731)   (29,731)   (24,321)
                          ---------  -------  ------   ---------  ---------  ---------
Balance at December 31,
 1993...................    155,410    1,710             (31,066)   (29,356)   126,054
Issuance of 379,998
 common stock warrants..                      $  500                    500        500
Conversion of $1.00 par
 value shares to $.01
 par value shares.......              (1,693)  1,693
Issuance of 3,418,283
 shares of $.01 par
 value common stock.....              34,183  (2,193)    (24,494)     7,496      7,496
Capital contributions...    123,830                                            123,830
Net income (loss).......     11,460                     (337,406)  (337,406)  (325,946)
Distributions to
 partners...............   (145,843)                                          (145,843)
                          ---------  -------  ------   ---------  ---------  ---------
Balance at December 31,
 1994...................    144,857   34,200            (392,966)  (358,766)  (213,909)
Capital contributions...     89,021                                             89,021
Net income (loss).......    377,341                     (182,004)  (182,004)   195,337
Distributions to
 partners...............   (195,914)                                          (195,914)
                          ---------  -------  ------   ---------  ---------  ---------
Balance at December 31,
 1995...................    415,305   34,200            (574,970)  (540,770)  (125,465)
Net income (loss).......    311,288                     (125,477)  (125,477)   185,811
Distributions to
 partners...............   (262,995)                                          (262,995)
                          ---------  -------  ------   ---------  ---------  ---------
Balance at June 30,
 1996...................  $ 463,598  $34,200  $  --    $(700,447) $(666,247) $(202,649)
                          =========  =======  ======   =========  =========  =========


                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                            HEALTHPARTNERS DEL, L.P.

                       COMBINED STATEMENTS OF CASH FLOWS

                          PERIOD FROM
                         APRIL 22, 1993
                            (DATE OF
                           INCEPTION)                                SIX MONTH PERIOD
                            THROUGH     YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                          DECEMBER 31,  ------------------------  ------------------------
                              1993         1994         1995         1995         1996
                         -------------- -----------  -----------  -----------  -----------
                                                                  (UNAUDITED)
OPERATING ACTIVITIES
 Net income (loss)......   $ (24,321)   $  (325,946) $   195,337  $   (54,331) $   185,811
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operations:
  Depreciation..........         742         11,817       17,309        6,645       29,231
  Provision for losses
   on receivables.......      18,745          2,102       45,993       45,993       75,311
  Losses (earnings) of
   unconsolidated
   limited partnership..                    303,385     (597,146)     (18,730)    (392,770)
  Deferred income tax
   benefit..............                                 (17,067)
  Changes in assets and
   liabilities:
   Decrease (increase)
    in accounts
    receivable from
    related parties.....     (89,490)        89,490     (129,696)                  129,696
   Decrease (increase)
    in prepaid expenses
    and other...........                    (43,821)      26,710       (1,050)     (65,019)
   Increase (decrease)
    in cash overdraft...                                  35,150                   (29,364)
   Increase (decrease)
    accrued interest....                                  12,591                    14,368
   Increase (decrease)
    in accounts payable
    to related parties..     100,000        (19,412)      78,856      451,142      175,665
   Increase (decrease)
    in accounts payable
    and accrued
    expenses............       1,547         32,359       60,429       28,637      (27,258)
                           ---------    -----------  -----------  -----------  -----------
  Net cash provided by
   (used in) operating
   activities...........       7,223         49,974     (271,534)     458,306       95,671
INVESTING ACTIVITIES....
 Increase in finance
  receivables, net......     (86,744)       (67,966)  (1,527,448)  (1,535,443)  (2,367,079)
 Decrease (increase) in
  investment in limited
  partnership...........                    (46,494)     489,792      151,008      539,705
 Purchase of property
  and equipment, net....     (17,684)       (42,689)     (45,635)      (5,153)     (88,605)
                           ---------    -----------  -----------  -----------  -----------
  Net cash used in in-
   vesting activities...    (104,428)      (157,149)  (1,083,291)  (1,389,588)  (1,915,979)
FINANCING ACTIVITIES....
 Net borrowings under
  line of credit........                               1,433,542      936,353    2,096,234
 Increase (decrease) in
  notes payable to
  related parties.......      75,000                                      250      (75,000)
 Increase in notes
  payable...............                                  21,198                    62,069
 Issuance of common
  stock and warrants....         375          7,996
 (Distributions to)
  contributions from
  partners, net.........     150,000        (22,013)    (106,893)      69,392     (262,995)
                           ---------    -----------  -----------  -----------  -----------
  Net cash provided by
   (used in) financing
   activities...........     225,375        (14,017)   1,347,847    1,005,995    1,820,308
                           ---------    -----------  -----------  -----------  -----------
 Net increase (decrease)
  in cash and cash
  equivalents...........     128,170       (121,192)      (6,978)      74,713
 Cash and cash
  equivalents at
  beginning of period...                    128,170        6,978        6,978
                           ---------    -----------  -----------  -----------  -----------
 Cash and cash
  equivalents at end of
  period................   $ 128,170    $     6,978  $       --   $    81,691  $       --
                           =========    ===========  ===========  ===========  ===========
 Supplemental disclosure
  of cash flow
  information:
  Cash payments for
   interest.............   $     --     $     3,975  $    67,080  $    21,941  $    97,728
                           =========    ===========  ===========  ===========  ===========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                           HEALTHPARTNERS DEL, L.P.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                     SIX MONTH PERIOD ENDED JUNE 30, 1996
                  AND YEARS ENDED DECEMBER 31, 1995 AND 1994
              AND PERIOD FROM APRIL 22, 1993 (DATE OF INCEPTION)
                           THROUGH DECEMBER 31, 1993

1. NATURE OF BUSINESS

  HealthCare Financial Partners, Inc. (Company), which was incorporated and previously doing business as HealthPartners Financial Corporation from inception to September 13, 1996, was formed in 1993 under the laws of the state of Delaware. The Company owns a 1% general partner interest in Health Partners DEL, L.P. (DEL) and HealthPartners Funding, L.P. (Funding). In addition, the majority owners of the Company own all of the limited partnership interests of DEL. The Company's principal activity is its interest in Funding. Additionally, the Company provides operational and management support to Funding for a fee. Funding's principal activities are purchasing accounts receivable from health care providers throughout the United States and providing financing to health care providers under asset-based lending arrangements.

  The combined financial statements include the accounts and operations of the Company and DEL. The financial statements are combined as a result of common control and management between the two entities. All transactions between the Company and DEL have been eliminated in preparation of the combined financial statements. The Company accounts for its investment in Funding on the equity basis, as the Company does not have sufficient control to warrant consolidation.

  Under the terms of its partnership agreement, DEL will cease to exist December 31, 2020, unless an event of dissolution shall occur prior to such time (see Note 9). The limited partners' liability is limited to the capital they have contributed.

2. SIGNIFICANT ACCOUNTING POLICIES

 CASH AND CASH EQUIVALENTS

  Cash and cash equivalents includes cash and other liquid financial instruments with an original maturity of three months or less.

 FINANCE RECEIVABLES

  Purchased finance receivables are recorded at the contractual purchase amount, less the discount fee (the "amount purchased"). The difference between the amount purchased and the amount paid to acquire such receivables is reflected as client holdbacks. In the event purchased receivables become delinquent, DEL has certain rights of offset to apply client holdbacks (or future fundings) against delinquent accounts receivable.

 ALLOWANCE FOR LOSSES ON RECEIVABLES

  The allowance for losses on receivables is maintained at the amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. The provision for losses on receivables is the periodic cost of maintaining an adequate allowance. In evaluating the adequacy of the allowance, management considers trends in past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, excess collateral, and underwriting policies, among other items.

  Additionally, client holdbacks are available to offset losses on receivables. And, under certain circumstances, credit losses can be offset against client holdbacks related to other financings.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                           HEALTHPARTNERS DEL, L.P.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


 PROPERTY AND EQUIPMENT

  Property and equipment, principally computer and related peripherals, are stated at cost less accumulated depreciation ($48,255, $29,868, and $12,559 at June 30, 1996, December 31, 1995 and 1994, respectively). Depreciation expense is computed primarily using the straight-line method.

 CLIENT HOLDBACKS

  Client holdbacks represent the excess of the net recorded amount of purchased receivables over the amount advanced. In its purchase agreements with clients, the Company retains the right to apply any past-due or uncollectible amounts against these holdbacks. Holdbacks are assigned to specific purchased receivables. The client holdbacks are payable upon collection of the respective purchased receivable amount.

 REVENUE RECOGNITION

  Discount fees may be charged at closing or periodically based on the outstanding receivable balance and are recognized in income under methods that approximate the effective interest method.

  Origination fees are charged at closing to cover the direct closing costs of the contract, and are recognized in income under a method that approximates the effective interest method.

 INCOME TAXES

  The Company uses the liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e. temporary differences) and are measured at the enacted rates that will be in effect when these temporary differences reverse. Net deferred taxes are not material to the combined financial statements.

  DEL has elected partnership reporting status under the Internal Revenue Code. Accordingly, taxable income or loss is allocated to the partners in accordance with the partnership agreement and is reported on the individual partner's income tax return. Therefore, no provision for income tax is included in the historical financial statements for DEL.

 EARNINGS PER SHARE

  Earnings per share is not presented because it is not meaningful due to the partnership reporting basis of DEL and to the reorganization as described in
Note 9.

 USE OF ESTIMATES

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 PRO FORMA INCOME TAXES (UNAUDITED)


  Federal and state income tax laws require that the income or loss of DEL, a partnership, be included in the income tax returns of the partners. Accordingly, income taxes for DEL are not included in the historical combined financial statements of the Company. Assuming the completion of the proposed initial public offering (see Note 9), the operations of DEL will be subject to corporate income taxes. Accordingly, for informational purposes, the statements of operations include disclosure of pro forma adjustments for income taxes which would have been recorded if DEL had been a corporation, based on the tax laws in effect during those periods.

 UNAUDITED INTERIM FINANCIAL STATEMENTS


  The unaudited interim financial statements furnished reflect all adjustments, consisting solely of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the Company's

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                           HEALTHPARTNERS DEL, L.P.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

results of operations and cash flows for the six-month period ended June 30, 1995. The results of operations for the six-month period ended June 30, 1995 are not necessarily indicative of the operating results of the Company for the entire year.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Due to the short-term nature and the variable rates of all the Company's financial instruments, there are no significant differences between recorded values and fair values.

 RECENT ACCOUNTING PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board (FASB) issued FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (the Statement). The Statement encourages companies to recognize expense for stock-based awards based on their fair value on the date of grant, however, the Statement allows companies to continue the existing intrinsic value method of accounting provided that pro forma disclosures are made of what net income and earnings per share would have been had the fair value method been used. The Company will continue with the intrinsic value method of accounting for stock-based awards. As of June 30, 1996, there was no impact to the Company's financial statements from the adoption of the Statement.

3. ALLOWANCE FOR LOSSES ON RECEIVABLES

  Activity in the allowance for losses on receivables was as follows:

                           APRIL 22, 1993      YEAR ENDED      SIX MONTHS ENDED
                         (DATE OF INCEPTION)  DECEMBER 31,         JUNE 30,
                               THROUGH       --------------- --------------------
                          DECEMBER 31, 1993   1994    1995      1995       1996
                         ------------------- ------- ------- ----------- --------
                                                             (UNAUDITED)
Beginning of period.....                     $18,745 $20,847   $20,847   $ 66,840
Provision for losses on
 receivables............       $18,745         2,102  45,993    45,993     75,311
                               -------       ------- -------   -------   --------
End of period...........       $18,745       $20,847 $66,840   $66,840   $142,151
                               =======       ======= =======   =======   ========

4. LINE OF CREDIT

  DEL maintains a revolving line of credit with a bank. The line matures on March 9, 1998; however, it will be automatically renewed each year for a one-year period if not terminated by the bank, which requires six months notice, or by DEL. The line of credit is collateralized by DEL's purchased finance receivables.

  DEL has the ability to borrow up to $3,750,000 as of June 30, 1996. The rate of interest charged under the agreement is the bank's base rate of interest, as defined, plus 1.5%, or the revolving credit LIBOR rate plus 3% determined at the option of DEL upon each additional draw, subject to certain limitations. As of June 30, 1996 and December 31, 1995, the weighted average interest rate was 9.2% and 9.7%, respectively. DEL pays an unused line fee monthly of one twelfth of 0.5% on the amount by which the facility cap sublimit exceeds the average amount outstanding during the preceding month. (See Note 9 for amendment to line of credit agreement subsequent to June 30, 1996.)

  DEL is required to comply with certain financial covenants throughout the year. DEL was not in compliance with the debt to adjusted tangible net worth ratio requirement of ten-to-one at June 30, 1996. DEL has received a waiver for this covenant as of June 30, 1996.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                           HEALTHPARTNERS DEL, L.P.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


5. EQUITY

  On December 28, 1994, the Company issued warrants providing the right to receive 379,998 shares of the Company's common stock for $500 of consideration which, in the opinion of management, approximated the fair value of the warrants at that date. The warrants will be exercised in connection with the reorganization described in Note 9.

  On November 1, 1995, the Company issued stock options to purchase 38,381 shares of the Company's common stock at an exercise price of $2.61 per share. The stock options expire in 2005.

6. LEASE COMMITMENTS

  The Company leases office space under noncancelable operating leases. The future minimum lease payments as of June 30, 1996 were as follows:

     1996.............................................................. $ 84,633
     1997..............................................................  160,494
     1998..............................................................  139,410
     1999..............................................................  143,471
     2000..............................................................  147,531
     Thereafter........................................................   49,628
                                                                        --------
                                                                        $725,167
                                                                        ========

  Rent expense for the six month period ended June 30, 1996, for the years ended December 31, 1995 and 1994, and for the period from April 22, 1993 through December 31, 1993 was $ 69,000, $ 156,720, $ 70,794, and $ 6,000,
respectively.

7. RELATED PARTY TRANSACTIONS

  The Company has an agreement with Funding, whereby Funding pays a monthly management fee for operational and management support provided. Management fees under this agreement were $200,000, $400,000 and $120,000 for the six month period ended June 30, 1996, and the years ended December 31, 1995 and 1994, respectively.

  Additionally, DEL has entered into an agreement with Funding whereby certain purchased finance receivables of Funding are assigned to DEL with risks and rewards of ownership. All purchased receivables outstanding as of June 30, 1996 were assigned from Funding under the agreement.

8. COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

  Concentrations of credit as of the respective period ends were as follows:

                                                                     PERCENTAGE
                                                                     OF FINANCE
                                                            NUMBER   RECEIVABLES
                                                          OF CLIENTS OUTSTANDING
                                                          ---------- -----------
     June 30, 1996.......................................      5         48%
     December 31, 1995...................................      2         35%
     December 31, 1994...................................      3         71%

  Additionally, the Company earned fee revenue in excess of 10% of total fee revenue from two customers, aggregating 22% of total revenue, for the six month period ended June 30, 1996.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                           HEALTHPARTNERS DEL, L.P.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

9. REORGANIZATION AND INITIAL PUBLIC OFFERING

  The Company expects to issue 2,100,000 shares of common stock in an initial public offering (offering). In contemplation of the offering, the Company increased its authorized common shares from 1,000,000 shares to 30,000,000 and effected a 4.56-to-1 split of the common stock in the form of a stock dividend, including outstanding warrants and options, on September 13, 1996. Shares of common stock outstanding for all periods presented have been retroactively restated to give effect to the stock split. The Company also authorized 10,000,000 shares of preferred stock. The rights and preferences of the preferred stock are established by the Board of Directors in its sole discretion. The specific rights and preferences have not been established and no preferred stock has been issued.

  On September 13, 1996, the Company adopted the HealthCare Financial Partners 1996 Stock Incentive Plan (the Incentive Plan). The Company has reserved 750,000 shares for issuance under the Incentive Plan. Pursuant to the adoption of the Incentive Plan, the Company granted options thereunder to all current, full-time employees other than the senior executive officers of the Company to purchase an aggregate of 189,000 shares of common stock at an exercise price of $11.05 per share. The options are exercisable seven years after the grant date and are subject to a maximum ten year term. If the offering is successful, however, the options will vest and become exercisable in 25% increments at each anniversary of the grant date, commencing on September 13, 1997. Also, under the Incentive Plan, the Company granted 37,000 options on September 13, 1996 to each of the three senior executive officers of the Company at an exercise price equal to the initial offering price. These options are contingent upon the completion of the offering and will vest and become exercisable in 25% increments on each anniversary date of the grant date, commencing on September 13, 1997.

  Also on September 13, 1996, the Company adopted the HealthCare Financial Partners, Inc. 1996 Director Incentive Plan (the Director Plan). The Company has reserved 100,000 shares of common stock for issuance pursuant to awards under the Director Plan. No shares have been granted under the Director Plan.

  Effective as of September 1, 1996, in contemplation of the offering, Funding acquired, using the purchase method of accounting, the assets of DEL, consisting principally of client receivables, by assuming DEL's liabilities and paying $472,369 in cash. The cash payment approximated the fair value and book value of DEL's net assets. Immediately following the acquisition, DEL was dissolved.

  Effective upon the completion of the offering, the Company will acquire from proceeds of the offering, using the purchase method of accounting, all limited partnership interests in Funding and the partnership will be liquidated. The amount paid to acquire the limited partnership interest is expected to approximate both the fair value and the book value of Funding at the date of acquisition.

  In anticipation of the offering and the liquidations of Funding and DEL, the bank that had previously provided lines of credit to those entities has consented to the assignment to the Company of the agreements related to those lines of credit and agreed to increase the aggregate credit facilities from $35 million to $50 million. In July 1996, the Company began negotiations with an international financial institution for financing under an investment grade, asset-backed commercial paper program and expects to finalize the terms of the agreement prior to the closing of the initial public offering. Under the proposed terms of the commercial paper program, the Company will be able to borrow up to $100 million.

                        REPORT OF INDEPENDENT AUDITORS

Partners
HealthPartners Funding, L.P.

  We have audited the accompanying balance sheet of HealthPartners Funding, L.P., a limited partnership, as of June 30, 1996 and the related statements of operations, partners' capital, and cash flows for the six month period then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HealthPartners Funding, L.P. as of June 30, 1996, and the results of its operations and its cash flows for the six month period then ended in conformity with generally accepted accounting principles.

Washington, D.C.
September 13, 1996                        Ernst & Young LLP

                        REPORT OF INDEPENDENT AUDITORS

Partners
HealthPartners Funding, L.P.

  We have audited the accompanying balance sheets of HealthPartners Funding, L.P, a limited partnership, as of December 31, 1995 and 1994 and the related statements of operations, partners' capital, and cash flows for the year ended December 31, 1995 and the period from inception September 12, 1994 through December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HealthPartners Funding, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995 and the period from inception September 12, 1994 through December 31, 1994, in conformity with generally accepted accounting principles.


Richmond, Virginia                        McGladrey & Pullen, LLP
September 13, 1996

                          HEALTHPARTNERS FUNDING, L.P.

                                 BALANCE SHEETS

                                                   DECEMBER 31,
                                              ----------------------  JUNE 30,
                                                 1994       1995        1996
                                              ---------- ----------- -----------
                   ASSETS
Cash and cash equivalents.................... $1,963,089 $ 2,140,316 $ 2,288,754
Finance receivables..........................  6,012,475  37,164,708  60,419,714
  Less:
    Allowance for losses on receivables......    326,792     498,187     819,677
    Unearned discount fees...................    141,228     388,010     407,245
                                              ---------- ----------- -----------
      Net finance receivables................  5,544,455  36,278,511  59,192,792
Accounts receivable from related parties.....    195,790     159,444     335,109
Prepaid expenses and other...................     51,188     400,913     530,065
                                              ---------- ----------- -----------
  Total assets............................... $7,754,522 $38,979,184 $62,346,720
                                              ========== =========== ===========
      LIABILITIES AND PARTNERS' CAPITAL
Line of credit...............................            $16,374,318 $31,876,467
Client holdbacks............................. $2,362,800   8,175,870   9,186,561
Accounts payable to related parties..........                334,475
Accounts payable to clients..................    239,032   1,045,043     920,693
Accounts payable and accrued expenses........     27,819      71,530      87,299
Accrued interest.............................                138,772     243,306
                                              ---------- ----------- -----------
Total liabilities............................  2,629,651  26,140,008  42,314,326
Partners' capital............................  5,124,871  12,839,176  20,032,394
                                              ---------- ----------- -----------
  Total liabilities and partners' capital.... $7,754,522 $38,979,184 $62,346,720
                                              ========== =========== ===========


                            See accompanying notes.

                          HEALTHPARTNERS FUNDING, L.P.

                            STATEMENTS OF OPERATIONS

                                PERIOD FROM
                               SEPTEMBER 12,
                                   1994
                                 (DATE OF
                                INCEPTION)                   SIX MONTH PERIOD
                                  THROUGH     YEAR ENDED      ENDED JUNE 30,
                               DECEMBER 31,  DECEMBER 31, ----------------------
                                   1994          1995        1995        1996
                               ------------- ------------ ----------- ----------
                                                          (UNAUDITED)
Fee and interest income:
  Discount fees..............    $ 268,584    $3,472,592  $1,148,210  $2,708,656
  Commitment fees............                    506,401     167,744     359,227
  Other fees.................       10,132       269,999      29,541     285,254
  Interest income............        2,770       403,659      59,742   1,204,010
                                 ---------    ----------  ----------  ----------
    Total fee and interest
     income..................      281,486     4,652,651   1,405,237   4,557,147
Interest expense.............                    554,885      90,837   1,269,060
                                 ---------    ----------  ----------  ----------
Net fee and interest income..      281,486     4,097,766   1,314,400   3,288,087
Provision for losses on
 receivables.................      326,792       171,395     171,395     321,490
                                 ---------    ----------  ----------  ----------
Net fee and interest income
 (loss) after provision for
 losses on receivables.......      (45,306)    3,926,371   1,143,005   2,966,597
Operating expenses:
  Commissions................        7,466       103,505      33,338     223,478
  Management fees paid to
   general partner...........      120,000       400,000     200,000     200,000
  Professional fees..........       14,692       215,178      53,524     175,348
  Licensing fees.............       16,242       107,038      36,024      59,382
  Other......................        7,917       198,336      64,707     169,843
                                 ---------    ----------  ----------  ----------
Total operating expenses.....      166,317     1,024,057     387,593     828,051
                                 ---------    ----------  ----------  ----------
Net income (loss)............     (211,623)    2,902,314     755,412   2,138,546
Net income allocable to
 limited partners............       91,762     2,305,168     736,682   1,745,776
                                 ---------    ----------  ----------  ----------
Net income (loss) allocable
 to general partner..........    $(303,385)   $  597,146  $   18,730  $  392,770
                                 =========    ==========  ==========  ==========
Unaudited pro forma data:
  Income taxes...............                 $1,131,902              $  834,033
                                              ----------              ----------
  Net income.................                 $1,770,412              $1,304,513
                                              ==========              ==========

                            See accompanying notes.

                          HEALTHPARTNERS FUNDING, L.P.

                        STATEMENTS OF PARTNERS' CAPITAL

                                     GENERAL      LIMITED          TOTAL
                                     PARTNER     PARTNERS    PARTNERS' CAPITAL
                                    ----------  -----------  -----------------
Capital contributions at September
 12, 1994 (Date of Inception)...... $   52,900  $ 5,290,000     $ 5,342,900
Net income (loss)..................   (303,385)      91,762        (211,623)
Capital distributions..............     (6,406)                      (6,406)
                                    ----------  -----------     -----------
Balance at December 31, 1994.......   (256,891)   5,381,762       5,124,871
Capital contributions..............     75,000    7,500,000       7,575,000
Net income.........................    597,146    2,305,168       2,902,314
Capital distributions..............   (564,792)  (2,198,217)     (2,763,009)
                                    ----------  -----------     -----------
Capital at December 31, 1995.......   (149,537)  12,988,713      12,839,176
Capital contributions..............     70,000    7,000,000       7,070,000
Net income.........................    392,770    1,745,776       2,138,546
Capital distributions..............   (609,705)  (1,405,623)     (2,015,328)
                                    ----------  -----------     -----------
Capital at June 30, 1996........... $ (296,472) $20,328,866     $20,032,394
                                    ==========  ===========     ===========



                            See accompanying notes.

                          HEALTHPARTNERS FUNDING, L.P.

                            STATEMENTS OF CASH FLOWS

                           PERIOD FROM
                          SEPTEMBER 12,
                              1994
                            (DATE OF
                           INCEPTION)                     SIX MONTH PERIOD
                             THROUGH     YEAR ENDED        ENDED JUNE 30,
                          DECEMBER 31,  DECEMBER 31,  -------------------------
                              1994          1995         1995          1996
                          ------------- ------------  -----------  ------------
                                                      (UNAUDITED)
OPERATING ACTIVITIES
 Net income (loss)......   $  (211,623) $  2,902,314  $   755,412  $  2,138,546
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 operations:
  Provision for losses
   on receivables.......       326,792       171,395      171,395       321,490
  Amortization of
   organization costs...         1,870        18,857        9,429         8,786
  Changes in assets and
   liabilities:
  Decrease (increase) in
   accounts receivable
   from related
   parties..............      (195,790)       36,346     (336,540)     (175,665)
  Increase in prepaid
   expenses and other...       (53,058)     (368,582)    (194,629)     (137,938)
  Increase (decrease) in
   accounts payable to
   clients..............       239,032       806,011    1,014,493      (124,350)
  Increase (decrease) in
   accounts payable to
   related parties......                     334,475                   (129,696)
  Increase in accrued
   interest.............                     127,824                    104,534
  Increase (decrease) in
   accounts payable and
   accrued expenses.....        27,819        54,659       31,118      (189,010)
                           -----------  ------------  -----------  ------------
 Net cash provided by
  operating activities..       135,042     4,083,299    1,450,678     1,816,697
INVESTING ACTIVITIES
 Increase in finance
  receivables, net......    (3,508,447)  (25,092,381)  (7,287,476)  (22,225,080)
FINANCING ACTIVITIES
 Net borrowings under
  line of credit........                  16,374,318    2,931,153    15,502,149
 Partners' capital
  contributions.........     5,342,900     7,575,000    2,727,000     7,070,000
 Partners' capital
  distributions.........        (6,406)   (2,763,009)    (888,833)   (2,015,328)
                           -----------  ------------  -----------  ------------
 Net cash provided by
  financing activities..     5,336,494    21,186,309    4,769,320    20,556,821
                           -----------  ------------  -----------  ------------
 Net increase (decrease)
  in cash and cash
  equivalents...........     1,963,089       177,227   (1,067,478)      148,438
 Cash and cash
  equivalents at
  beginning of period...                   1,963,089    1,963,089     2,140,316
                           -----------  ------------  -----------  ------------
 Cash and cash
  equivalents at end of
  period................   $ 1,963,089  $  2,140,316  $   895,611  $  2,288,754
                           ===========  ============  ===========  ============
 Supplemental disclosure
  of cash flow
  information
  Cash payments for
   interest.............   $       --   $    416,113  $    90,837  $  1,164,526
                           ===========  ============  ===========  ============

                            See accompanying notes.

                         HEALTHPARTNERS FUNDING, L.P.

                         NOTES TO FINANCIAL STATEMENTS

                      SIX MONTHS ENDED JUNE 30, 1996 AND
                       YEAR ENDED DECEMBER 31, 1995 AND
            THE PERIOD FROM SEPTEMBER 12, 1994 (DATE OF INCEPTION)
                           THROUGH DECEMBER 31, 1994

1. NATURE OF BUSINESS

  HealthPartners Funding, L.P., a limited partnership (the Partnership), was formed as a limited partnership under the laws of the state of Delaware on September 12, 1994. HealthCare Financial Partners, Inc., which was incorporated and previously doing business as HealthPartners Financial Corporation from inception to September 13, 1996, (Company), owns 1% of the Partnership. The limited partners are Farallon Capital Partners, Limited Partnership, which owns 84% of the Partnership and RR Capital Partners, Limited Partnership, which owns 15% of the Partnership. On March 28, 1996, the limited partners assigned their interest to HealthPartners Investors L.L.C. The Partnership's principal activity is purchasing accounts receivable from health care providers throughout the United States and providing financing to health care providers under asset-based lending agreements.

  The Partnership shall continue to operate until the earliest of the following dates: (i) December 31, 1997, unless extended to December 31, 1998 at the election, prior to June 30, 1997, of Limited Partner having capital accounts the aggregate value of which exceeds 50% of the value of all Limited Partners capital accounts as of such date, or (ii) the date on which a Partnership disabling event occurs. However, the General Partner may terminate the Partnership on 90-days written notice to each of the Limited Partners. (See Note 8.)

  The Limited Partners' liability is limited to the capital they have contributed to the Partnership.

2. SIGNIFICANT ACCOUNTING POLICIES

 CASH AND CASH EQUIVALENTS

  Cash and cash equivalents includes cash and other liquid financial instruments with an original maturity of three months or less.

 FINANCE RECEIVABLES

  Purchased finance receivables are recorded at the contractual amount, less the discount fee (the "amount purchased"). The difference between the amount purchased and the amount paid to acquire such receivables is reflected as client holdbacks. In the event purchased receivables become delinquent, the Partnership has certain rights of offset to apply client holdbacks (or future fundings) against delinquent accounts receivable.

  Asset-based lending is provided in the form of either a term note or revolving line of credit. The amount of credit granted is based on a predetermined percentage of the customer's total accounts receivable, and the notes are secured by the accounts receivable.

 ALLOWANCE FOR LOSSES ON RECEIVABLES

  The allowance for losses on receivables is maintained at the amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. The provision for credit losses is the periodic cost of maintaining an adequate allowance. In evaluating the adequacy of the allowance, management considers trends in past due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, excess collateral, and underwriting policies, among other items.

  Additionally, client holdbacks are available to offset losses on receivables. And, under certain circumstances, credit losses can be offset against client holdbacks related to other financings.

  The Partnership performs a loan-by-loan review for all asset-based loans to identify loans to be charged off.

                         HEALTHPARTNERS FUNDING, L.P.

 CLIENT HOLDBACKS

  Client holdbacks represent the excess of the net recorded amount of purchased receivables over the amount advanced. In its purchase agreements with clients, the Partnership retains the right to apply any past-due or uncollectible amounts against these holdbacks. Holdbacks are assigned to specific purchased receivables. The client holdbacks are payable upon collection of the respective purchased receivable amount.

 REVENUE RECOGNITION

  Discount fees may be charged at closing or periodically based on the outstanding receivable balance and are recognized in income under methods that approximate the effective interest method.

  Commitment fees are charged at closing to cover the direct closing costs of the contract, and are recognized in income under a method that approximates the effective interest method.

  Accrual of interest income on asset-based loans is suspended when a loan is contractually delinquent for 90 days or more. The accrual is resumed when the loan becomes contractually current, and past due interest income is recognized at that time.

 NET INCOME ALLOCATION

  Net income and loss are allocated between the General Partner and the Limited Partners pursuant to the terms of the partnership agreement. Generally, this results in an allocation of 20% to the General Partner, as a preferred distribution, and the remaining 80% among the general and limited partners pro rata, in accordance with their respective partnership percentages. The 20% preferred distribution to the General Partner is calculated on net income from operations excluding interest on overnight investments. The preferred distribution may increase based upon the General Partner's performance. Once the limited partners have received a 20% return on their invested capital, net income is then distributed 40% to the General Partner and 60% to the Limited Partners.

 INCOME TAXES

  The Partnership elected partnership reporting status under the Internal Revenue Code. Accordingly, taxable income or loss, is allocated to the partners in accordance with the partnership agreement and is reported on the individual partner's income tax return. Therefore, no provision for income tax is included in the historical financial statement.

 EARNINGS PER SHARE
  Earnings per share is not presented because it is not meaningful due to the partnership reporting basis and to the planned initial public offering described in Note 8.

 USE OF ESTIMATES

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 UNAUDITED INTERIM FINANCIAL STATEMENTS

  The unaudited interim financial statements furnished reflect all adjustments, consisting solely of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the Partnership's results of operations and cash flows for the six-month period ended June 30, 1995. The results of operations for the six-month period ended June 30, 1995 are not necessarily indicative of the operating results of the Partnership for the entire year.

                         HEALTHPARTNERS FUNDING, L.P.

 PRO FORMA INCOME TAXES (UNAUDITED)

  Federal and state income tax laws require that the income or loss of the Partnership be included in the income tax returns of the partners. Accordingly, income taxes are not included in the historical financial statements. Assuming the completion of the proposed initial public offering (see Note 8), the operations of the Partnership will be subject to corporate income taxes. Accordingly, for informational purposes, the statement of operations includes disclosure of pro forma adjustments for income taxes which would have been recorded if the Partnership had been a corporation, based on the tax laws in effect during those periods.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Due to the short-term nature and the variable rates of all the Partnership's financial instruments, there are no significant differences between recorded values and fair values.

3. FINANCE RECEIVABLES

  Finance receivables consisted of the following:

                                                  DECEMBER 31,
                                             ----------------------  JUNE 30,
                                                1994       1995        1996
                                             ---------- ----------- -----------
Purchased accounts receivable............... $5,957,515 $29,890,582 $34,495,256
Asset-based loans...........................              6,270,629  25,924,458
Advances to clients.........................     47,536     856,277
Other.......................................      7,424     147,220
                                             ---------- ----------- -----------
  Total finance receivables................. $6,012,475 $37,164,708 $60,419,714
                                             ========== =========== ===========

4. ALLOWANCE FOR LOSSES ON RECEIVABLES

  Activity in the allowance for losses on receivables was as follows:

                                PERIOD FROM
                               SEPTEMBER 12,
                                   1994
                                 (DATE OF
                                INCEPTION)    YEAR ENDED       SIX MONTHS
                                  THROUGH    DECEMBER 31,    ENDED JUNE 30,
                               DECEMBER 31,     ENDED     --------------------
                                   1994          1995        1995       1996
                               ------------- ------------ ----------- --------
                                                          (UNAUDITED)
Beginning of period...........                 $326,792    $326,792   $498,187
Provision for losses on
 receivables..................   $326,792       171,395     171,395    321,490
                                 --------      --------    --------   --------
End of period.................   $326,792      $498,187    $498,187   $819,677
                                 ========      ========    ========   ========

5. LINE OF CREDIT

  The Partnership maintains a revolving line of credit with a bank. The line matures on March 9, 1998, however, it will be automatically renewed each year for a one-year period if not terminated by the bank, which requires six months notice, or by the Partnership. The line of credit is collateralized by the finance receivables of the Partnership.

                         HEALTHPARTNERS FUNDING, L.P.

  The Partnership has the ability to borrow up to $31,250,000 as of June 30, 1996. As of June 30, 1996, the Partnership was granted a one day overline accomodation up to $32,000,000 from the bank. The rate of interest charged under the agreement is the bank's base rate of interest, as defined, or the revolving credit LIBOR rate plus 3% determined at the option of the Partnership upon each additional draw, subject to certain limitations. As of June 30, 1996 and December 31, 1995, the weighted average interest rate was 8.8% and 9.6%, respectively. The Partnership pays an unused line fee monthly of one twelfth of 0.5% on the amount by which the facility cap sublimit exceeds the average amounts outstanding during the preceding month. (See Note 8 for amendment to line of credit agreement subsequent to June 30, 1996.)

  The Partnership is required to comply with certain financial covenants throughout the year. The Partnership was in compliance with all financial covenants at June 30, 1996.

6. RELATED PARTY TRANSACTIONS

  The Partnership has an agreement with the General Partner whereby the Partnership pays a monthly management fee for operational and management support provided. Management fees under this agreement were $200,000, $400,000 and $120,000 for the six month period ended June 30, 1996, the year ended December 31, 1995 and the period from September 12, 1994 through December 31, 1994, respectively. The General Partner is required to maintain a 1% capital account balance in the Partnership. The General Partner was not in compliance with this requirement. However, the Partnership has granted a waiver to the General Partner as of June 30, 1996.

  The Partnership pays a licensing fee to a stockholder of the General Partner for use of computer software. Amounts paid for the six month period ended June 30, 1996, the year ended December 31, 1995, and the period from September 12, 1994 through December 31, 1994 were $47,000, $63,000, and $16,000, respectively.

7. COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

  At June 30, 1996, the Partnership has committed lines of credit to its customers of $37,850,000 of which approximately $13,200,000 was unused. The Partnership extends credit based upon qualified client receivables outstanding and is subject to contractual collateral and loan-to-value ratios.

  Concentrations of credit as of the respective period ends were as follows:

                                                                     PERCENTAGE
                                                                     OF FINANCE
                                                            NUMBER   RECEIVABLES
                                                          OF CLIENTS OUTSTANDING
                                                          ---------- -----------
     June 30, 1996.......................................      3         39%
     December 31, 1995...................................      3         38%
     December 31, 1994...................................      4         73%

  The number of clients generating fee revenue in excess of 10% of the total fee revenue, and the respective aggregate percentages of fee revenue earned from those clients, were as follows:

                                                                     AGGREGATE
                                                                     PERCENTAGE
                                                           NUMBER   OF TOTAL FEE
                                                         OF CLIENTS   REVENUE
                                                         ---------- ------------
     June 30, 1996......................................      2         23%
     December 31, 1995..................................      2         25%
     December 31, 1994..................................      4         64%

                         HEALTHPARTNERS FUNDING, L.P.

8. SUBSEQUENT EVENTS AND INITIAL PUBLIC OFFERING

  In connection with a planned initial public offering (offering) of common stock by the Company, effective as of September 1, 1996, Funding acquired, using the purchase method of accounting, the assets of DEL, consisting principally of client receivables, by assuming DEL's liabilities and paying $472,369 in cash. The cash payment approximated the fair value and book value of DEL's net assets. Immediately following the acquisition, DEL was dissolved.

  Effective upon the completion of the offering, the Company will acquire from proceeds of the offering, using the purchase method of accounting, all limited partnership interests in Funding and the partnership will be liquidated. The amount paid to acquire the limited partnership interest is expected to appropriate both the fair value and the book value of Funding at the date of the acquisition.

  In anticipation of the offering and the liquidations of Funding and DEL, the bank that had previously provided lines of credit to those entities has consented to the assignment to the Company of the agreements related to these lines of credit and agreed to increase the aggregate credit facility from $35 million to $50 million. In July 1996, the Company began negotiations with an international financial institution for financing under an investment grade, asset-backed commercial paper program and expects to finalize the terms of the agreement in conjunction with the closing of the initial public offering. Under the proposed terms of the commercial paper program, the Company will be able to borrow up to $100 million.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                            HEALTHPARTNERS DEL, L.P.

                             COMBINED BALANCE SHEET
                                   UNAUDITED

                                                                  SEPTEMBER 30,
                                                                      1996
                                                                  -------------
                             ASSETS
Property and equipment...........................................   $ 210,682
Prepaid expenses and other.......................................     434,822
                                                                    ---------
    Total assets.................................................   $ 645,504
                                                                    =========
                     LIABILITIES AND EQUITY
Cash overdraft...................................................   $  11,171
Amounts due to limited partnership...............................     432,654
Accounts payable to related parties..............................     593,745
Accounts payable and accrued expenses............................     144,099
Notes payable....................................................     134,481
                                                                    ---------
    Total liabilities............................................   1,316,150
Equity
  Limited partners' capital......................................      47,187
Stockholders' deficit:
  Common stock, par value $.01 per share; 30,000,000 shares
   authorized; 3,419,993 shares issued and outstanding...........      34,200
  Retained deficit...............................................    (752,033)
                                                                    ---------
    Total stockholders' deficit..................................    (717,833)
                                                                    ---------
    Total equity deficit.........................................    (670,646)
                                                                    ---------
    Total liabilities and equity.................................   $ 645,504
                                                                    =========


                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                            HEALTHPARTNERS DEL, L.P.

                       COMBINED STATEMENTS OF OPERATIONS
                                   UNAUDITED

                                                            NINE MONTH PERIOD
                                                             ENDED SEPTEMBER
                                                                   30,
                                                            ------------------
                                                              1995     1996
                                                            -------- ---------
Fee income:
  Discount fees............................................ $312,090 $ 589,194
  Origination fees.........................................            124,000
  Other fees...............................................   83,690   129,264
                                                            -------- ---------
Total fee income...........................................  395,780   842,458
Interest expense...........................................   45,526   156,957
                                                            -------- ---------
Net fee income.............................................  350,254   685,501
Provision for losses on receivables........................   45,993    75,311
                                                            -------- ---------
Net fee income after provision for losses on receivables...  304,261   610,190
Operating expenses:
  Compensation and benefits................................  437,444   826,059
  Occupancy................................................   92,194   118,656
  Professional fees........................................   54,452    81,970
  Other....................................................  185,447   345,134
                                                            -------- ---------
Total operating expenses...................................  769,537 1,371,819
Other income:
  Income from limited partnership..........................  165,580   520,369
  Management fees from affiliates..........................  300,000   315,967
  Management fees from others..............................  137,146
  Other....................................................   49,366   171,651
                                                            -------- ---------
Total other income.........................................  652,092 1,007,987
                                                            -------- ---------
Income before income taxes (benefit).......................  186,816   246,358
Income taxes (benefit).....................................            (13,268)
                                                            -------- ---------
Net income................................................. $186,816 $ 259,626
                                                            ======== =========
Unaudited pro forma data:
  Income taxes.............................................          $  96,080
                                                                     ---------
  Net income...............................................          $ 150,278
                                                                     =========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                            HEALTHPARTNERS DEL, L.P.

                         COMBINED STATEMENTS OF EQUITY

                                            STOCKHOLDERS' DEFICIT
                                     --------------------------------------
                           LIMITED
                          PARTNERS'  COMMON   PAID-IN  RETAINED                TOTAL
                           CAPITAL    STOCK   CAPITAL   DEFICIT     TOTAL     EQUITY
                          ---------  -------  -------  ---------  ---------  ---------
Issuance of 1,710 shares
 of $1.00 par value
 common stock at April
 22, 1993...............             $ 1,710           $  (1,335) $     375  $     375
Capital contributions...  $ 150,000                                            150,000
Net income (loss).......      5,410                      (29,731)   (29,731)   (24,321)
                          ---------  -------  ------   ---------  ---------  ---------
Balance at December 31,
 1993...................    155,410    1,710             (31,066)   (29,356)   126,054
Issuance of 379,998
 common stock warrants..                      $  500                    500        500
Conversion of $1.00 par
 value shares to $.01
 par value shares.......              (1,693)  1,693
Issuance of 3,418,283
 shares of $.01 par
 value common stock.....              34,183  (2,193)    (24,494)     7,496      7,496
Capital contributions...    123,830                                            123,830
Net income (loss).......     11,460                     (337,406)  (337,406)  (325,946)
Distributions to
 partners...............   (145,843)                                          (145,843)
                          ---------  -------  ------   ---------  ---------  ---------
Balance at December 31,
 1994...................    144,857   34,200            (392,966)  (358,766)  (213,909)
Capital contributions...     89,021                                             89,021
Net income (loss).......    377,341                     (182,004)  (182,004)   195,337
Distributions to
 partners...............   (195,914)                                          (195,914)
                          ---------  -------  ------   ---------  ---------  ---------
Balance at December 31,
 1995...................    415,305   34,200            (574,970)  (540,770)  (125,465)
Net income (loss)
 (unaudited)............    436,689                     (177,063)  (177,063)   259,626
Distributions to
 partners (unaudited)...   (804,807)                                          (804,807)
                          ---------  -------  ------   ---------  ---------  ---------
Balance at September 30,
 1996 (unaudited).......  $  47,187  $34,200  $   --   $(752,033) $(717,833) $(670,646)
                          =========  =======  ======   =========  =========  =========


                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                            HEALTHPARTNERS DEL, L.P.

                  COMBINED STATEMENTS OF CASH FLOWS UNAUDITED

                                                          NINE MONTH PERIOD
                                                         ENDED SEPTEMBER 30,
                                                        ----------------------
                                                           1995        1996
                                                        -----------  ---------
OPERATING ACTIVITIES
 Net income ........................................... $   186,816  $ 259,626
 Adjustments to reconcile net income to net cash
  provided by operations:
  Depreciation.........................................      10,264     50,135
  Provision for losses on receivables..................      45,993     75,311
  Income from unconsolidated limited partnership.......    (165,580)  (520,369)
  Changes in assets and liabilities:
   Decrease in accounts receivable from related
    parties............................................                112,369
   Increase in prepaid expenses and other..............     (15,528)  (429,907)
   Decrease in cash overdraft..........................                (23,979)
   Decrease accrued interest...........................                (12,591)
   Increase in accounts payable to related parties.....       6,552    434,301
   Increase in accounts payable and accrued expenses...      67,958     75,157
                                                        -----------  ---------
  Net cash provided by operating activities............     136,475     20,053
INVESTING ACTIVITIES...................................
 Increase in finance receivables, net..................  (1,296,664)  (929,040)
 Decrease in investment in limited partnership.........     362,859    803,486
 Purchase of property and equipment, net...............      (5,153)  (184,677)
 Sale of assets of DEL, net............................                447,044
                                                        -----------  ---------
  Net cash provided by (used in) investing activities..    (938,958)   136,813
FINANCING ACTIVITIES...................................
 Net borrowings under line of credit...................     798,840    609,658
 Increase (decrease) in notes payable to related
  parties..............................................         250    (75,000)
 Increase in notes payable.............................                113,283
 (Distributions to) contributions from partners, net...     144,858   (804,807)
                                                        -----------  ---------
  Net cash provided by (used in) financing activities..     943,948   (156,866)
                                                        -----------  ---------
 Net increase in cash and cash equivalents.............     141,465         --
 Cash and cash equivalents at beginning of period......       6,978
                                                        -----------  ---------
 Cash and cash equivalents at end of period............ $   148,443  $      --
                                                        ===========  =========
 Supplemental disclosure of cash flow information:
  Cash payments for interest........................... $    49,053  $ 170,754
                                                        ===========  =========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                            HEALTHPARTNERS DEL, L.P.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996
                              AND 1995--UNAUDITED

1. NATURE OF BUSINESS

  HealthCare Financial Partners, Inc. (Company), which was incorporated and previously doing business as HealthPartners Financial Corporation from inception to September 13, 1996, was formed in 1993 under the laws of the state of Delaware. The Company owns a 1% general partner interest in Health Partners DEL, L.P. (DEL) and a 1% general partner interest in HealthPartners Funding, L.P. (Funding). In addition, the majority owners of the Company owns all of the limited partnership interests of DEL. The Company's principal activity is its interest in Funding. Additionally, the Company provides operational and management support to Funding for a fee. Funding's principal activities are purchasing accounts receivable from health care providers throughout the United States and providing financing to health care providers under asset-based lending arrangements.

  The combined financial statements include the accounts and operations of the Company and DEL. The financial statements are combined as a result of common control and management between the two entities. All transactions between the Company and DEL have been eliminated in preparation of the combined financial statements. The Company accounts for its investment in Funding on the equity basis, as the Company does not have sufficient control to warrant consolidation.

  Under the terms of its partnership agreement, DEL will cease to exist December 31, 2020, unless an event of dissolution shall occur prior to such time. Effective September 1, 1996, the net assets of DEL were sold to Funding in contemplation of an initial public offering (see Note 9). The limited partners' liability is limited to the capital they have contributed.

2. SIGNIFICANT ACCOUNTING POLICIES

 CASH AND CASH EQUIVALENTS

  Cash and cash equivalents includes cash and other liquid financial instruments with an original maturity of three months or less.

 FINANCE RECEIVABLES

  Purchased finance receivables are recorded at the contractual purchase amount, less the discount fee (the "amount purchased"). The difference between the amount purchased and the amount paid to acquire such receivables is reflected as client holdbacks. In the event purchased receivables become delinquent, DEL has certain rights of offset to apply client holdbacks (or future fundings) against delinquent accounts receivable.

 ALLOWANCE FOR LOSSES ON RECEIVABLES

  The allowance for losses on receivables is maintained at the amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. The provision for losses on receivables is the periodic cost of maintaining an adequate allowance. In evaluating the adequacy of the allowance, management considers trends in past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, excess collateral, and underwriting policies, among other items.

  Additionally, client holdbacks are available to offset losses on receivables. And, under certain circumstances, credit losses can be offset against client holdbacks related to other financings.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                           HEALTHPARTNERS DEL, L.P.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


 PROPERTY AND EQUIPMENT

  Property and equipment, principally computer and related peripherals, are stated at cost less accumulated depreciation of $62,992 at September 30, 1996. Depreciation expense is computed primarily using the straight-line method.

 CLIENT HOLDBACKS

  Client holdbacks represent the excess of the net recorded amount of purchased receivables over the amount advanced. In its purchase agreements with clients, the Company retains the right to apply any past-due or uncollectible amounts against these holdbacks. Holdbacks are assigned to specific purchased receivables. The client holdbacks are payable upon collection of the respective purchased receivable amount.

 REVENUE RECOGNITION

  Discount fees may be charged at closing or periodically based on the outstanding receivable balance and are recognized in income under methods that approximate the effective interest method.

  Origination fees are charged at closing to cover the direct closing costs of the contract, and are recognized in income under a method that approximates the effective interest method.

 INCOME TAXES

  The Company uses the liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e. temporary differences) and are measured at the enacted rates that will be in effect when these temporary differences reverse. Net deferred taxes are not material to the combined financial statements.

  DEL has elected partnership reporting status under the Internal Revenue Code. Accordingly, taxable income or loss is allocated to the partners in accordance with the partnership agreement and is reported on the individual partner's income tax return. Therefore, no provision for income tax is included in the historical financial statements for DEL.

 EARNINGS PER SHARE

  Earnings per share is not presented because it is not meaningful due to the partnership reporting basis of DEL and to the reorganization as described in
Note 9.

 USE OF ESTIMATES

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 PRO FORMA INCOME TAXES


  Federal and state income tax laws require that the income or loss of DEL, a partnership, be included in the income tax returns of the partners. Accordingly, income taxes for DEL are not included in the historical combined financial statements of the Company. Assuming the completion of the proposed initial public offering (see Note 9), the operations of DEL will be subject to corporate income taxes. Accordingly, for informational purposes, the statements of operations include disclosure of pro forma adjustments for income taxes which would have been recorded if DEL had been a corporation, based on the tax laws in effect during those periods.

 UNAUDITED INTERIM FINANCIAL STATEMENTS


  The unaudited interim financial statements furnished reflect all adjustments, consisting solely of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the Company's

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                           HEALTHPARTNERS DEL, L.P.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

interim financial statements as of and for the nine-month periods ended September 30, 1995 and 1996. The results of operations for the nine-month periods ended September 30, 1995 and 1996 are not necessarily indicative of the operating results of the Company for the entire year.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Due to the short-term nature and the variable rates of all the Company's financial instruments, there are no significant differences between recorded values and fair values.

 RECENT ACCOUNTING PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board (FASB) issued FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (the Statement). The Statement encourages companies to recognize expense for stock-based awards based on their fair value on the date of grant, however, the Statement allows companies to continue the existing intrinsic value method of accounting provided that pro forma disclosures are made of what net income and earnings per share would have been had the fair value method been used. The Company will continue with the intrinsic value method of accounting for stock-based awards. As of September 30, 1996, there was no impact to the Company's financial statements from the adoption of the Statement.

3. ALLOWANCE FOR LOSSES ON RECEIVABLES

  Activity in the allowance for losses on receivables was as follows:

                                                       NINE MONTH PERIOD ENDED
                                                            SEPTEMBER 30,
                                                       ------------------------
                                                          1995         1996
                                                       ----------- ------------
Beginning of period................................... $    20,847 $     66,840
Provision for losses on receivables...................      45,993       75,311
Sale of receivables (see note 9)......................                 (142,151)
                                                       ----------- ------------
End of period......................................... $    66,840 $         --
                                                       =========== ============

4. LINE OF CREDIT

  Through August 31, 1996, DEL maintained a revolving line of credit with a bank. The line of credit was collateralized by DEL's purchased finance receivables. DEL had the ability to borrow up to $3,750,000. The rate of interest charged under the agreement was the bank's base rate of interest, as defined, plus 1.5%, or the revolving credit LIBOR rate plus 3% determined at the option of DEL upon each additional draw, subject to certain limitations. DEL paid an unused line fee monthly of one twelfth of 0.5% on the amount by which the facility cap sublimit exceeded the average amount outstanding during the preceding month.

  In anticipation of the offering and the liquidations of Funding and DEL (see note 9), the bank that had previously provided lines of credit to DEL has consented to the assignment to the Company of the agreements related to the lines of credit and agreed to increase the aggregate credit facilities from $35 million to $50 million under substantially the same terms and conditions.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                           HEALTHPARTNERS DEL, L.P.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


5. EQUITY

  On December 28, 1994, the Company issued warrants providing the right to receive 379,998 shares of the Company's common stock for $500 of consideration which, in the opinion of management, approximated the fair value of the warrants at that date. The warrants will be exercised in connection with the reorganization described in Note 9.

  On November 1, 1995, the Company issued stock options to purchase 38,381 shares of the Company's common stock at an exercise price of $2.61 per share. The stock options expire in 2005. See Note 9 for additional equity transactions in contemplation of the reorganization and initial public offering.

6. LEASE COMMITMENTS

  The Company leases office space under noncancelable operating leases. The future minimum lease payments as of September 30, 1996 were as follows:

     1996.............................................................. $ 42,317
     1997..............................................................  160,494
     1998..............................................................  139,410
     1999..............................................................  143,471
     2000..............................................................  147,531
     Thereafter........................................................   49,628
                                                                        --------
                                                                        $682,851
                                                                        ========

  Rent expense for the nine month periods ended September 30, 1996 and 1995 was $118,656 and $92,194, respectively.

7. RELATED PARTY TRANSACTIONS

  The Company has an agreement with Funding, whereby Funding pays a monthly management fee for operational and management support provided. Management fees under this agreement were $315,967 and $300,000 for the nine month periods ended September 30, 1996 and 1995, respectively.

  Additionally, DEL entered into an agreement with Funding whereby certain purchased finance receivables of Funding are assigned to DEL with risks and rewards of ownership. All purchased receivables outstanding were assigned from Funding under the agreement.

8. COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

  The Company earned fee revenue in excess of 10% of total fee revenue from two customers, aggregating 38% of total revenue, for the nine month period ended September 30, 1995, and from one customer, comprising 10.5% of total revenue, for the nine month period ended September 30, 1996.

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                           HEALTHPARTNERS DEL, L.P.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

9. REORGANIZATION AND INITIAL PUBLIC OFFERING

  The Company expects to issue 2,100,000 shares of common stock in an initial public offering (offering). In contemplation of the offering, the Company increased its authorized common shares from 1,000,000 shares to 30,000,000 and effected a 4.56-to-1 split of the common stock in the form of a stock dividend, including outstanding warrants and options, on September 13, 1996. Shares of common stock outstanding for all periods presented have been retroactively restated to give effect to the stock split. The Company also authorized 10,000,000 shares of preferred stock. The rights and preferences of the preferred stock are established by the Board of Directors in its sole discretion. The specific rights and preferences have not been established and no preferred stock has been issued.

  On September 13, 1996, the Company adopted the HealthCare Financial Partners 1996 Stock Incentive Plan (the Incentive Plan). The Company has reserved 750,000 shares for issuance under the Incentive Plan. Pursuant to the adoption of the Incentive Plan, the Company granted options thereunder to all current, full-time employees other than the senior executive officers of the Company to purchase an aggregate of 189,000 shares of common stock at an exercise price of $11.05 per share. The options are exercisable seven years after the grant date and are subject to a maximum ten year term. If the offering is successful, however, the options will vest and become exercisable in 25% increments at each anniversary of the grant date, commencing on September 13, 1997. Also, under the Incentive Plan, the Company granted 37,000 options on September 13, 1996 to each of the three senior executive officers of the Company at an exercise price equal to the initial offering price. These options are contingent upon the completion of the offering and will vest and become exercisable in 25% increments on each anniversary date of the grant date, commencing on September 13, 1997.

  Also on September 13, 1996, the Company adopted the HealthCare Financial Partners, Inc. 1996 Director Incentive Plan (the Director Plan). The Company has reserved 100,000 shares of common stock for issuance pursuant to awards under the Director Plan. No shares have been granted under the Director Plan.

  On September 1, 1996, in contemplation of the offering, Funding acquired, using the purchase method of accounting, the assets of DEL, consisting principally of client receivables, by assuming DEL's liabilities and paying $486,630 in cash. The cash payment approximated the fair value and book value of DEL's net assets. Immediately following the acquisition, DEL ceased operations. The limited partner capital remaining at September 30, 1996 represents amounts to be paid to the limited partners of DEL upon liquidation of DEL.

  Effective upon the completion of the offering, the Company will acquire from proceeds of the offering, using the purchase method of accounting, all limited partnership interests in Funding and the partnership will be liquidated. The amount paid to acquire the limited partnership interest is expected to approximate both the fair value and the book value of Funding at the date of acquisition.

  In July 1996, the Company began negotiations with an international financial institution for financing under an investment grade, asset-backed commercial paper program and expects to finalize the terms of the agreement prior to the closing of the initial public offering. The Company has received a lending commitment from the international financial institution of $100 million under the commercial paper program.

                          HEALTHPARTNERS FUNDING, L.P.

                                 BALANCE SHEET

                                   UNAUDITED

                                                                   SEPTEMBER 30,
                                                                       1996
                                                                   -------------
                              ASSETS
Cash and cash equivalents.........................................  $ 2,464,578
Finance receivables...............................................   79,566,908
  Less:
    Allowance for losses on receivables...........................    1,035,992
    Unearned discount fees........................................      356,228
                                                                    -----------
      Net finance receivables.....................................   78,174,688
Accounts receivable from related parties..........................      559,032
Prepaid expenses and other........................................      551,228
                                                                    -----------
  Total assets....................................................  $81,749,526
                                                                    ===========
                LIABILITIES AND PARTNERS' CAPITAL
Line of credit....................................................  $42,607,630
Client holdbacks..................................................   16,212,360
Accounts payable to clients.......................................      645,067
Accounts payable and accrued expenses.............................       99,341
Accrued interest..................................................      303,120
                                                                    -----------
Total liabilities.................................................   59,867,518
Partners' capital.................................................   21,882,008
                                                                    -----------
  Total liabilities and partners' capital.........................  $81,749,526
                                                                    ===========


                            See accompanying notes.

                          HEALTHPARTNERS FUNDING, L.P.

                       STATEMENTS OF OPERATIONS UNAUDITED

                                                        NINE MONTH PERIOD ENDED
                                                             SEPTEMBER 30,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
Fee and interest income:
  Discount fees.......................................   $1,976,870 $ 4,516,217
  Commitment fees.....................................      243,289     384,230
  Other fees..........................................      198,853     334,385
  Interest income.....................................      163,365   2,211,007
                                                        ----------- -----------
    Total fee and interest income.....................    2,582,377   7,445,839
Interest expense......................................      207,834   2,147,374
                                                        ----------- -----------
Net fee and interest income...........................    2,374,543   5,298,465
Provision for losses on receivables...................      171,395     537,805
                                                        ----------- -----------
Net fee and interest income after provision for losses
 on receivables.......................................    2,203,148   4,760,660
Operating expenses:
  Commissions.........................................       65,368     336,570
  Management fees paid to general partner.............      300,000     315,967
  Professional fees...................................       89,240     185,191
  Licensing fees......................................       75,788     100,418
  Other...............................................      207,505     288,247
                                                        ----------- -----------
Total operating expenses..............................      737,901   1,226,393
                                                        ----------- -----------
Net income............................................    1,465,247   3,534,267
Net income allocable to limited partners..............    1,299,667   3,013,898
                                                        ----------- -----------
Net income allocable to general partner...............  $   165,580 $   520,369
                                                        =========== ===========
Unaudited pro forma data:
  Income taxes........................................              $ 1,378,364
                                                                    -----------
  Net income..........................................              $ 2,155,903
                                                                    ===========


                            See accompanying notes.

                          HEALTHPARTNERS FUNDING, L.P.

                        STATEMENTS OF PARTNERS' CAPITAL

                                      GENERAL      LIMITED          TOTAL
                                      PARTNER     PARTNERS    PARTNERS' CAPITAL
                                     ----------  -----------  -----------------
Capital contributions at September
 12, 1994 (Date of Inception)......  $   52,900  $ 5,290,000     $ 5,342,900
Net income (loss)..................    (303,385)      91,762        (211,623)
Capital distributions..............      (6,406)                      (6,406)
                                     ----------  -----------     -----------
Balance at December 31, 1994.......    (256,891)   5,381,762       5,124,871
Capital contributions..............      75,000    7,500,000       7,575,000
Net income.........................     597,146    2,305,168       2,902,314
Capital distributions..............    (564,792)  (2,198,217)     (2,763,009)
                                     ----------  -----------     -----------
Capital at December 31, 1995.......    (149,537)  12,988,713      12,839,176
Capital contributions (unaudited)..     120,000   12,000,000      12,120,000
Net income (unaudited).............     520,369    3,013,898       3,534,267
Capital distributions (unaudited)..    (923,486)  (5,687,949)     (6,611,435)
                                     ----------  -----------     -----------
Capital at September 30, 1996
 (unaudited).......................  $ (432,654) $22,314,662     $21,882,008
                                     ==========  ===========     ===========



                            See accompanying notes.

                          HEALTHPARTNERS FUNDING, L.P.

                            STATEMENTS OF CASH FLOWS
                                   UNAUDITED

                                                      NINE MONTH PERIOD
                                                     ENDED SEPTEMBER 30,
                                                --------------------------
                                                    1995          1996
                                                ------------  ------------
OPERATING ACTIVITIES
 Net income ................................... $  1,465,247  $  3,534,267
 Adjustments to reconcile net income to net
  cash provided by operations:
  Provision for losses on receivables..........      171,395       537,805
  Amortization of organization costs...........       16,675        13,240
  Changes in assets and liabilities:
  Decrease (increase) in accounts receivable
   from related parties........................      195,790      (382,261)
  Increase in prepaid expenses and other.......     (133,486)     (134,293)
  Increase (decrease) in accounts payable to
   clients.....................................      443,511      (399,976)
  Increase (decrease) in accounts payable to
   related parties.............................       13,556      (334,475)
  Increase in accrued interest.................                    164,347
  Increase in accounts payable and accrued
   expenses....................................      151,084         2,418
                                                ------------  ------------
 Net cash provided by operating activities.....    2,323,772     3,001,072
INVESTING ACTIVITIES
 Increase in finance receivables, net..........  (16,140,245)  (31,928,444)
 Acquisition of assets of DEL, net.............                   (447,044)
                                                ------------  ------------
 Net cash used in investing activities.........  (16,140,245)  (32,375,488)
FINANCING ACTIVITIES
 Net borrowings under line of credit...........    9,178,359    24,190,112
 Partners' capital contributions...............    6,565,000    12,120,000
 Partners' capital distributions...............   (1,385,367)   (6,611,435)
                                                ------------  ------------
 Net cash provided by financing activities.....   14,357,992    29,698,677
                                                ------------  ------------
 Net increase in cash and cash equivalents.....      541,519       324,261
 Cash and cash equivalents at beginning of
  period.......................................    1,963,089     2,140,316
                                                ------------  ------------
 Cash and cash equivalents at end of period.... $  2,504,608  $  2,464,577
                                                ============  ============
 Supplemental disclosure of cash flow
  information
  Cash payments for interest................... $    207,834  $  1,983,027
                                                ============  ============

                            See accompanying notes.

                         HEALTHPARTNERS FUNDING, L.P.

                         NOTES TO FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTH PERIOD ENDEDSEPTEMBER 30, 1996
                              AND 1995--UNAUDITED

1. NATURE OF BUSINESS

  HealthPartners Funding, L.P., a limited partnership (the Partnership), was formed as a limited partnership under the laws of the state of Delaware on September 12, 1994. HealthCare Financial Partners, Inc., which was incorporated and previously doing business as HealthPartners Financial Corporation from inception to September 13, 1996, (Company), owns 1% of the Partnership. The limited partners are Farallon Capital Partners, Limited Partnership, which owns 84% of the Partnership and RR Capital Partners, Limited Partnership, which owns 15% of the Partnership. On March 28, 1996, the limited partners assigned their interest to HealthPartners Investors L.L.C. The Partnership's principal activity is purchasing accounts receivable from health care providers throughout the United States and providing financing to health care providers under asset-based lending agreements.

  The Partnership shall continue to operate until the earliest of the following dates: (i) December 31, 1997, unless extended to December 31, 1998 at the election, prior to June 30, 1997, of Limited Partner interests having capital accounts the aggregate value of which exceeds 50% of the value of all Limited Partners capital accounts as of such date, or (ii) the date on which a Partnership disabling event occurs. However, the General Partner may terminate the Partnership on 90-days written notice to each of the Limited Partners. (See Note 8.)

  The Limited Partners' liability is limited to the capital they have contributed to the Partnership.

2. SIGNIFICANT ACCOUNTING POLICIES

 CASH AND CASH EQUIVALENTS

  Cash and cash equivalents includes cash and other liquid financial instruments with an original maturity of three months or less.

 FINANCE RECEIVABLES

  Purchased finance receivables are recorded at the contractual amount, less the discount fee (the "amount purchased"). The difference between the amount purchased and the amount paid to acquire such receivables is reflected as client holdbacks. In the event purchased receivables become delinquent, the Partnership has certain rights of offset to apply client holdbacks (or future fundings) against delinquent accounts receivable.

  Asset-based lending is provided in the form of either a term note or revolving line of credit. The amount of credit granted is based on a predetermined percentage of the customer's total accounts receivable, and the notes are secured by the accounts receivable.

 ALLOWANCE FOR LOSSES ON RECEIVABLES

  The allowance for losses on receivables is maintained at the amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. The provision for credit losses is the periodic cost of maintaining an adequate allowance. In evaluating the adequacy of the allowance, management considers trends in past due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, excess collateral, and underwriting policies, among other items.

  Additionally, client holdbacks are available to offset losses on receivables. And, under certain circumstances, credit losses can be offset against client holdbacks related to other financings.

  The Partnership performs a loan-by-loan review for all asset-based loans to identify loans to be charged off.

                         HEALTHPARTNERS FUNDING, L.P.

 CLIENT HOLDBACKS

  Client holdbacks represent the excess of the net recorded amount of purchased receivables over the amount advanced. In its purchase agreements with clients, the Partnership retains the right to apply any past-due or uncollectible amounts against these holdbacks. Holdbacks are assigned to specific purchased receivables. The client holdbacks are payable upon collection of the respective purchased receivable amount.

 REVENUE RECOGNITION

  Discount fees may be charged at closing or periodically based on the outstanding receivable balance and are recognized in income under methods that approximate the effective interest method.

  Commitment fees are charged at closing to cover the direct closing costs of the contract, and are recognized in income under a method that approximates the effective interest method.

  Accrual of interest income on asset-based loans is suspended when a loan is contractually delinquent for 90 days or more. The accrual is resumed when the loan becomes contractually current, and past due interest income is recognized at that time.

 NET INCOME ALLOCATION

  Net income and loss are allocated between the General Partner and the Limited Partners pursuant to the terms of the partnership agreement. Generally, this results in an allocation of 20% to the General Partner, as a preferred distribution, and the remaining 80% among the general and limited partners pro rata, in accordance with their respective partnership percentages. The 20% preferred distribution to the General Partner is calculated on net income from operations excluding interest on overnight investments. The preferred distribution may increase based upon the General Partner's performance. Once the limited partners have received a 20% return on their invested capital, net income is then distributed 40% to the General Partner and 60% to the Limited Partners.

 INCOME TAXES

  The Partnership elected partnership reporting status under the Internal Revenue Code. Accordingly, taxable income or loss, is allocated to the partners in accordance with the partnership agreement and is reported on the individual partner's income tax return. Therefore, no provision for income tax is included in the historical financial statement.

 EARNINGS PER SHARE
  Earnings per share is not presented because it is not meaningful due to the partnership reporting basis and to the planned initial public offering described in Note 8.

 USE OF ESTIMATES

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 UNAUDITED INTERIM FINANCIAL STATEMENTS

  The unaudited interim financial statements furnished reflect all adjustments, consisting solely of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the Partnership's interim financial statements as of and for the nine-month periods ended September 30, 1995 and 1996. The results of operations for the nine-month periods ended September 30, 1995 and 1996 are not necessarily indicative of the operating results of the Partnership for the entire year.

                         HEALTHPARTNERS FUNDING, L.P.

 PRO FORMA INCOME TAXES

  Federal and state income tax laws require that the income or loss of the Partnership be included in the income tax returns of the partners. Accordingly, income taxes are not included in the historical financial statements. Assuming the completion of the proposed initial public offering (see Note 8), the operations of the Partnership will be subject to corporate income taxes. Accordingly, for informational purposes, the statement of operations includes disclosure of pro forma adjustments for income taxes which would have been recorded if the Partnership had been a corporation, based on the tax laws in effect during those periods.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Due to the short-term nature and the variable rates of all the Partnership's financial instruments, there are no significant differences between recorded values and fair values.

3. FINANCE RECEIVABLES

  Finance receivables consisted of the following:

                                                                   SEPTEMBER 30,
                                                                       1996
                                                                   -------------
Purchased accounts receivable.....................................  $46,064,079
Asset-based loans.................................................   33,502,829
                                                                    -----------
  Total finance receivables.......................................  $79,566,908
                                                                    ===========

4. ALLOWANCE FOR LOSSES ON RECEIVABLES

  Activity in the allowance for losses on receivables was as follows:

                                                        NINE MONTH PERIOD ENDED
                                                             SEPTEMBER 30,
                                                        -----------------------
                                                           1995        1996
                                                        -----------------------
Beginning of period.................................... $  326,792 $    498,187
Provision for losses on receivables....................    171,395      537,805
                                                        ---------- ------------
End of period.......................................... $  498,187 $  1,035,992
                                                        ========== ============

                         HEALTHPARTNERS FUNDING, L.P.

5. LINE OF CREDIT

  Prior to September 1996, the Partnership maintained a revolving line of credit with a bank, and had the ability to borrow up to $31,250,000. Effective September 5, 1996, and in conjunction with the purchase of a limited partnership (See Note 8), the aggregate credit facility under the line was amended to $50,000,000 The rate of interest charged under the agreement is the bank's base rate of interest, as defined, or the revolving credit LIBOR rate plus 3% determined at the option of the Partnership upon each additional draw, subject to certain limitations. As of September 30, 1996 the weighted average interest rate was 9.1%. The Partnership pays an unused line fee monthly of one twelfth of 0.5% on the amount by which the facility cap sublimit exceeds the average amounts outstanding during the preceding month. The line of credit is collateralized by the finance receivables of the Partnership.

  The Partnership is required to comply with certain financial covenants throughout the year. The Partnership was in compliance with all financial covenants at September 30, 1996.

6. RELATED PARTY TRANSACTIONS

  The Partnership has an agreement with the General Partner whereby the Partnership pays a monthly management fee for operational and management support provided. Management fees under this agreement were $315,967 and $300,000 for the nine month periods ended September 30, 1996 and 1995, respectively. The General Partner is required to maintain a 1% capital account balance in the Partnership. The General Partner was not in compliance with this requirement. However, the Partnership has granted a waiver to the General Partner as of September 30, 1996.

  The Partnership pays a licensing fee to a stockholder of the General Partner for use of computer software. Amounts paid for the nine month periods ended September 30, 1996 and 1995 were $100,418 and 75,788, respectively.

7. COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

  At September 30, 1996, the Partnership has committed lines of credit to its customers of $58,100,000 of which approximately $26,700,000 was unused. The Partnership extends credit based upon qualified client receivables outstanding and is subject to contractual collateral and loan-to-value ratios.

  Concentration of credit as of the period end was:

                                                                     PERCENTAGE
                                                                     OF FINANCE
                                                            NUMBER   RECEIVABLES
                                                          OF CLIENTS OUTSTANDING
                                                          ---------- -----------
     September 30, 1996..................................      3         31%

  The number of clients generating fee revenue in excess of 10% of the total fee revenue, and the aggregate percentage of fee revenue earned from those clients, was as follows:

                                                                     AGGREGATE
                                                                     PERCENTAGE
                                                           NUMBER   OF TOTAL FEE
                                                         OF CLIENTS   REVENUE
                                                         ---------- ------------
     September 30, 1996.................................      1         13%

                         HEALTHPARTNERS FUNDING, L.P.

8. PURCHASE ACQUISITION AND INITIAL PUBLIC OFFERING

  In connection with a planned initial public offering (offering) of common stock by the Company, effective as of September 1, 1996, Funding acquired, using the purchase method of accounting, the assets of Health Partners DEL L.P. ("DEL"), consisting principally of client receivables, by assuming DEL's liabilities and paying $486,630 in cash. The cash payment approximated the fair value and book value of DEL's net assets. The pro forma results of operations reflect the results of the Partnership as if the Partnership had purchased DEL as of the beginning of the respective periods and, accordingly, DEL's operations were included with Funding:

                                                         FOR THE NINE MONTH
                                                       PERIOD ENDED SEPTEMBER
                                                                 30,
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
Net fee and interest income........................... $ 2,724,797  $ 5,983,966
Provision for loses on receivables....................    (217,388)    (613,116)
Net operating expenses................................    (586,512)  (1,127,879)
                                                       -----------  -----------
  Net income.......................................... $ 1,920,897  $ 4,242,971
                                                       ===========  ===========

  Effective upon the completion of the offering, the Company will acquire from proceeds of the offering, using the purchase method of accounting, all limited partnership interests in Funding and the Partnership will be liquidated. The amount paid to acquire the limited partnership interest is expected to approximate both the fair value and the book value of Funding at the date of the acquisition.

   In July 1996, the Company began negotiations with an international financial institution for financing under an investment grade, asset-backed commercial paper program and expects to finalize the terms of the agreement in conjunction with the closing of the initial public offering. The Company has received a lending commitment from the international financial institution of $100 million under the commercial paper program.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been so authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the deliv-ery of this Prospectus nor any sale made hereunder shall, under any circum-stances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                              ------------------

                               TABLE OF CONTENTS

                              ------------------

                                                                           Page
                                                                           ----
Prospectus Summary.......................................................    3
Risk Factors.............................................................    9
Use of Proceeds..........................................................   16
Dividend Policy..........................................................   16
Capitalization...........................................................   17
Dilution.................................................................   18
Pro Forma Financial Information..........................................   19
Management's Discussion and Analysis of Pro Forma Financial Condition and
 Pro Forma Results of Operations.........................................   22
Selected Historical Financial Data.......................................   29
Management's Discussion and Analysis of Historical Financial Condition
 and Historical Results of Operations....................................   31
Business.................................................................   34
Management...............................................................   45
Certain Transactions.....................................................   51
Principal Stockholders...................................................   53
Description of Capital Stock.............................................   54
Shares Eligible for Future Sale..........................................   57
Underwriting.............................................................   58
Legal Matters............................................................   59
Experts..................................................................   59
Additional Information...................................................   59
Index to Financial Statements............................................  F-1

  Until    , 1996 (25 days after the date of this Prospectus), all dealers ef-
fecting transactions in the shares offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addi-tion to the obligation of dealers to deliver a Prospectus when acting as Under-writers and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,100,000 SHARES


            [LOGO OF HEALTHCARE FINANCIAL PARTNERS APPEARS HERE]

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------


                             MONTGOMERY SECURITIES

                           STIFEL, NICOLAUS & COMPANY
                                  Incorporated


                                       , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses, other than underwriting discounts and commissions, to be borne by HealthCare Financial Partners, Inc. (the "Company") in connection with the issuance and distribution of the Common Stock being registered:

ITEM                                                                    AMOUNT
----                                                                   --------
Securities and Exchange Commission registration fee................... $ 11,659
NASD filing fee.......................................................    3,881
Nasdaq National Market listing fee....................................   32,250
Blue Sky fees and expenses............................................    8,000
Printing and engraving expenses.......................................  110,000
Legal fees and expenses...............................................  220,000
Accounting fees and expenses..........................................  100,000
Transfer Agent and Registrar fee......................................   10,000
Miscellaneous.........................................................    4,210
                                                                       --------
  Total............................................................... $500,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is organized under the laws of the State of Delaware. The Delaware General Corporation Law, as amended (the "DGCL"), provides that a Delaware corporation has the power generally to indemnify its directors, officers, employees and other agents (each, a "Corporate Agent") against expenses and liabilities (including amounts paid in settlement) in connection with any proceeding involving such person by reason of his being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent against expenses is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification. To the extent that a Corporate Agent has been successful on the merits of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify the Corporate Agent for expenses in connection therewith. Expenses incurred by a Corporate Agent in connection with a proceeding may, under certain circumstances, be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors. The power to indemnify and advance the expenses under the DGCL does not exclude other rights to which a Corporate Agent may be entitled to under the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

  Under the DGCL, a Delaware corporation has the power to purchase and maintain insurance on behalf of any Corporate Agent against any liabilities asserted against and incurred by him in such capacity, whether or not the corporation has the power to indemnify him against such liabilities under the DGCL.

  As permitted by the DGCL, the Company's Amended and Restated Certificate of Incorporation contains provisions which limit the personal liability of directors for monetary damages for breach of their fiduciary duties as directors except to the extent such limitation of liability is prohibited by the DGCL. In accordance with the

DGCL, these provisions do not limit the liability of any director for any breach of the director's duty of loyalty to the Company or its stockholders; for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; for certain unlawful payments of dividends or stock repurchases under Section 174 of the DGCL; or for any transaction from which the director derives an improper personal benefit. These provisions do not limit the rights of the Company or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director's fiduciary duty. In addition, these provisions apply only to claims against a director arising out of his role as a director and do not relieve a director from liability for violations of statutory law, such as certain liabilities imposed on a director under the federal securities laws.

  In addition, the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the indemnification of Corporate Agents for certain expenses, judgments, fines and payments incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as Corporate Agents to the fullest extent authorized by the DGCL. The Company expects to purchase directors and officers liability insurance in order to limit its exposure to liability for indemnification of directors and officers.
  In addition, the Company has entered into indemnification agreements with each of its officers and directors, the form of which is filed as Exhibit 10.6 to this Registration Statement.

  Reference is made to Sections 102(b)(7) and 145 of the DGCL in connection with the above summary of indemnification, insurance and limitation of liability.

  The purpose of these provisions is to assist the Company in retaining qualified individuals to serve as officers, directors or other Corporate Agents of the Company by limiting their exposure to personal liability for serving as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since its inception, the Company has issued and sold (without payment of any selling commission to any person), the following unregistered securities:

    1. In connection with the organization of the Company on April 23, 1993, the Company issued an aggregate of 1,710 shares of common stock to four persons, three of whom are executive officers, for an aggregate consideration of $375.

    2. On December 28, 1994, the Company issued an aggregate of 3,418,283 shares of common stock to a total of 13 persons, four of whom were existing stockholders, for an aggregate consideration of $7,496.25.

    3. On December 28, 1994, the Company issued warrants to purchase an aggregate of 379,998 shares of common stock to Farallon Capital Partners, L.P. and Tinicum Partners, L.P. for an aggregate consideration of $500. Tinicum Partners, L.P. subsequently assigned its warrants to RR Capital Partners, L.P. as of December 1, 1995. Each of Farallon Capital Partners, L.P. and RR Capital Partners, L.P. subsequently assigned their warrants to HealthPartners Investors, LLC. as of March 28, 1996. As of November 5, 1996, HealthPartners Investors, LLC transferred warrants to purchase 322,423 shares of Common Stock to Farallon Capital Partners, L.P. and warrants to purchase 57,575 shares of Common Stock to RR Capital Partners, L.P. On November 1, 1995, the Company issued an option to purchase 38,381 shares of common stock to Steven Silver, a consultant to the Company, at an option exercise price of $2.61 per share.

    4. On September 13, 1996, options to purchase an aggregate of 300,000 shares of common stock were granted under the Company's 1996 Incentive Stock Plan (the "Incentive Plan") to certain officers and employees of the Company (25 persons in total). For a description of this transaction and the Incentive Plan, see "Management--Incentive Stock Plan" in the Prospectus filed as a part of this Registration Statement. The Company will file a Registration Statement on Form S-8 with the Securities and Exchange Commission within 90 days after the completion of the Offering to cover sales of shares of common stock under the Incentive Plan.

    5. From time to time, the Company has issued notes to certain limited partnerships to finance its working capital purposes.

  All issuances of securities described above were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act. All of the securities were acquired by the recipients for investment and with no view toward the resale or distribution thereof. In each instance, the recipient was either an employee of the Company or a sophisticated investor, the offers and sales were made without any public solicitation and the stock certificates bear restrictive legends. No underwriter was involved in the transactions and no commissions were paid.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1.1    --Form of Underwriting Agreement.*
  2.1    --Form of Assignment and Assumption of Partnership Interest between the Company, HP Funding, Inc. and HealthPartners Investors L.L.C.,
           together with four of related shareholders agreement.*
  3.1    --Amended and Restated Certificate of Incorporation of the Company.*
  3.2    --Amended and Restated Bylaws of the Company.*
  4.1    --Specimen Common Stock certificate.*
  4.2    --See Exhibits 3.1 and 3.2 for the provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated
           Bylaws governing the rights of holders of securities of the Company.
  5.1    --Opinion of Powell, Goldstein, Frazer & Murphy.*
 10.1    --Employment Agreement, dated as of January 1, 1996, between the
           Company and John K. Delaney, as amended September 19, 1996.*
 10.2    --Employment Agreement, dated as of January 1, 1996, between the
           Company and Ethan D. Leder, as amended September 19, 1996.*
 10.3    --Employment Agreement, dated as of January 1, 1996, between the
           Company and Edward P. Nordberg, Jr.*
 10.4    --HealthCare Financial Partners, Inc. 1996 Incentive Stock Plan,
           together with form of Incentive Stock Option award.*
 10.5    --HealthCare Financial Partners, Inc. 1996 Director Stock Option
           Plan.*
 10.6    --Form of Indemnification Agreement between the Company and each of its directors and executive officers.*
 10.7    --Form of Registration Rights Agreement between the Company and certain stockholders.*
 10.8    --Marketing Services Agreement, dated as of November 1, 1995, among
           HealthPartners Funding L.P., the Company and Steven Silver and
           assignment by Steven Silver to Medical Marketing and Services, Inc.
           dated January 1, 1996.*
 10.9    --Loan and Security Agreement, dated as of March 9, 1995, between
           Fleet Capital Corporation (as successor to Shawmut Capital
           Corporation) and HealthPartners Funding, L.P., as amended May 22,
           1996.*
 10.10   --Office Lease, dated January 4, 1996, between Two Wisconsin Circle
           Joint Venture and the Company, as amended on July 26, 1996 and August
           13, 1996.*
 10.11   --Software Purchase and License Agreement, dated as of September 1,
           1996, between Creative Systems, L.L.C. and the Company.*
 10.12   --Amended and Restated Limited Partnership Agreement of HealthPartners
           Funding, L.P., dated as of December 1, 1995, among the Company,
           Farrallon Capital Partners L.P. and RR Capital Partners, L.P., as
           amended and assigned on March 28, 1996.*
 10.13   --Commitment Letter dated October 24, 1996, from ING (U.S.) Capital
           Corporation to HealthCare Financial Partners, Inc. together with the related term sheet related to the proposed CP Facility.*
 16.1    --Letter from McGladrey & Pullen, LLP re change in certifying accountant.
 21.1    --List of Subsidiaries of the Registrant.*
 23.1    --Consent of Powell, Goldstein, Frazer & Murphy (included in its opinion filed as Exhibit 5.1).*
 23.2    --Consent of Ernst & Young LLP.
 23.3    --Consent of McGladrey & Pullen, LLP.
 23.4    --Consent of John Dealy.*
 23.5    --Consent of Geoffrey E.D. Brooke.*
 24.1    --Power of Attorney (included in the signature page in Part II of the
           Registration Statement).*

--------
*  Previously filed.

  (b) Financial Statement Schedules:

  The financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

  The Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHEVY CHASE, STATE OF MARYLAND, ON THE 20TH DAY OF NOVEMBER, 1996.

                                          HealthCare Financial Partners, Inc.

                                                /s/ Edward P. Nordberg, Jr.
                                          By: _________________________________
                                                  EDWARD P. NORDBERG, JR.
                                                   SENIOR VICE PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 20TH DAY OF NOVEMBER, 1996.

              SIGNATURE                                 TITLE

          John K. Delaney*                Chairman of the Board, President,
-------------------------------------      Chief Executive Officer and
           JOHN K. DELANEY                 Director (principal executive
                                           officer)

           Ethan D. Leder*                Vice Chairman of the Board,
-------------------------------------      Executive Vice President and
           ETHAN D. LEDER                  Director

     /s/ Edward P. Nordberg, Jr.          Senior Vice President--Legal and
-------------------------------------      Financial Affairs, Secretary and
       EDWARD P. NORDBERG, JR.             Director (principal financial
                                           officer)

           Hilde M. Alter*                Treasurer (principal accounting
-------------------------------------      officer)
           HILDE M. ALTER

     /s/ Edward P. Nordberg, Jr.
*By: ________________________________
      EDWARD P. NORDBERG, JR.
         ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
 -------                           -----------                             ----
  1.1    --Form of Underwriting Agreement.*
  2.1    --Form of Assignment and Assumption of Partnership Interest
           between the Company, HP Funding, Inc. and HealthPartners
           Investors L.L.C., together with four of related shareholders agreement.*
  3.1    --Amended and Restated Certificate of Incorporation of the
           Company.*
  3.2    --Amended and Restated Bylaws of the Company.*
  4.1    --Specimen Common Stock certificate.*
  4.2    --See Exhibits 3.1 and 3.2 for the provisions of the Company's
           Amended and Restated Certificate of Incorporation and Amended
           and Restated Bylaws governing the rights of holders of
           securities of the Company.
  5.1    --Opinion of Powell, Goldstein, Frazer & Murphy.*
 10.1    --Employment Agreement, dated as of January 1, 1996, between the Company and John K. Delaney, as amended September 19,
           1996.*
 10.2    --Employment Agreement, dated as of January 1, 1996, between the Company and Ethan D. Leder, as amended September 19,
           1996.*
 10.3    --Employment Agreement, dated as of January 1, 1996, between the Company and Edward P. Nordberg, Jr.*
 10.4    --HealthCare Financial Partners, Inc. 1996 Incentive Stock
           Plan, together with form of Incentive Stock Option award.*
 10.5    --HealthCare Financial Partners, Inc. 1996 Director Stock
           Option Plan.*
 10.6    --Form of Indemnification Agreement between the Company and each of its directors and executive officers.*
 10.7    --Form of Registration Rights Agreement between the Company and certain stockholders.*
 10.8    --Marketing Services Agreement, dated as of November 1, 1995, among HealthPartners Funding L.P., the Company and Steven
           Silver and assignment by Steven Silver to Medical Marketing and Services, Inc. dated January 1, 1996.*
 10.9    --Loan and Security Agreement, dated as of March 9, 1995,
           between Fleet Capital Corporation (as successor to Shawmut
           Capital Corporation) and HealthPartners Funding, L.P., as
           amended May 22, 1996.*
 10.10   --Office Lease, dated January 4, 1996, between Two Wisconsin
           Circle Joint Venture and the Company, as amended on July 26,
           1996 and August 13, 1996.*
 10.11   --Software Purchase and License Agreement, dated as of
           September 1, 1996, between Creative Systems, L.L.C. and the
           Company.*
 10.12   --Amended and Restated Limited Partnership Agreement of
           HealthPartners Funding, L.P., dated as of December 1, 1995, among the Company, Farrallon Capital Partners L.P. and RR
           Capital Partners, L.P., as amended and assigned on March 28,
           1996.*
 10.13   --Commitment Letter dated October 24, 1996, from ING (U.S.)
           Capital Corporation to HealthCare Financial Partners, Inc.
           together with the related term sheet related to the proposed
           CP Facility.*
 16.1    --Letter from McGladrey & Pullen, LLP re change in certifying accountant.
 21.1    --List of Subsidiaries of the Registrant.*
 23.1    --Consent of Powell, Goldstein, Frazer & Murphy (included in its opinion filed as Exhibit 5.1).*
 23.2    --Consent of Ernst & Young LLP.
 23.3    --Consent of McGladrey & Pullen, LLP.
 23.4    --Consent of John Dealy.*
 23.5    --Consent of Geoffrey E.D. Brooke.*
 24.1    --Power of Attorney (included in the signature page in Part II of the Registration Statement).*

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*  Previously filed.